As confidentially submitted with the Securities and Exchange Commission on April 20, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
GH Research PLC
(Exact Name of Registrant as Specified in Its Charter)
Ireland	2834	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
GH Research PLC
28 Baggot Street Lower
Dublin 2
D02 NX43
Ireland
Tel: +353 1 437 8443
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
Tel: (800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Deanna L. Kirkpatrick Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000	Eavan Saunders Shane O’Donnell Dentons Ireland Joshua Dawson House, Dawson St Dublin 2 D02 RY95 Ireland Tel: +353 1 582 8100	Cian McCourt Ailish Finnerty Arthur Cox LLP Ten Earlsfort Terrace Dublin 2 D02 T380 Ireland Tel: +353 1 920 1000	Richard C. Segal Eric Blanchard Divakar Gupta Cooley LLP 55 Hudson Yards New York, NY 10001 Tel: (212) 479-6000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company. ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE
Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
Ordinary shares, nominal value $0.01 per share	$	$
(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional ordinary shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED APRIL 20, 2021
Ordinary Shares

This is an initial public offering of     ordinary shares of GH Research PLC, nominal value $0.01 per ordinary share. Prior to this offering, there has been no public market for our ordinary shares.
We intend to apply to list our ordinary shares on       under the symbol “GHRS.” We expect that the initial public offering price will be between $    and $    per share.
We are an “emerging growth company” under the applicable Securities and Exchange Commission rules and have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.
Our business and investment in our ordinary shares involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 13 of this prospectus.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses to GH Research PLC	$	$
(1)
See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters. We have agreed to reimburse the underwriters for certain expenses in connection with the offering.

We have granted the underwriters an option for a period of 30 days to purchase up to      additional ordinary shares from us at the public offering price, less the underwriting discounts and commissions.
The underwriters expect to deliver the ordinary shares against payment in New York, New York on    , 2021.
Cowen	Stifel
Prospectus dated    , 2021

No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ordinary shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ordinary shares.
Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the U.S. Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus or any filed free writing prospectus outside of the United States.
Until      , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
This prospectus is not a prospectus for the purposes of the Irish Companies Act 2014, the European Union (Prospectus) Regulations 2019 of Ireland (as amended) or the Prospectus Rules issued by the Central Bank of Ireland and the Central Bank of Ireland has not approved this prospectus.
i

ABOUT THIS PROSPECTUS
Prior to the completion of this offering, we will undertake a corporate reorganization described under the section titled “Corporate Reorganization,” pursuant to which GH Research Ireland Limited will become a wholly owned subsidiary of GH Research PLC.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “the company,” “we”, “us” and “our” refer to (i) GH Research Ireland Limited prior to the completion of our Corporate Reorganization (as defined herein) and (ii) GH Research PLC (and, where the context requires, its subsidiary) following the completion of the Corporate Reorganization.
ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial Statements
We maintain our books and records in euro, our results are subsequently converted to U.S. dollars and we prepare our financial statements in accordance with generally accepted accounting principles in the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The terms “dollar,” “USD” or “$” refer to U.S. dollars and all references to “€” are to Euro.
We have historically conducted our business through GH Research Ireland Limited, and therefore our historical financial statements present the results of operations of GH Research Ireland Limited. Following the completion of this offering, and after the completion of the transactions described under the section titled “Corporate Reorganization,” our financial statements will be prepared on a consolidated basis and will present the consolidated results of operations of GH Research PLC and its subsidiary GH Research Ireland Limited.
This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.
Market and Industry Data
This prospectus contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research. Third-party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. These data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions or estimates.
Rounding
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our ordinary shares, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described in the sections entitled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “the Company,” “we”, “us” and “our” refer to (i) GH Research Ireland Limited prior to the completion of our Corporate Reorganization (as defined herein) and (ii) GH Research PLC (and, where the context requires, its subsidiary) following the completion of the Corporate Reorganization. See “Corporate Reorganization” for more information.
Overview
We are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Our initial focus is on developing our novel and proprietary 5-Methoxy-N,N-Dimethyltryptamine, or 5-MeO-DMT, therapies for the treatment of patients with Treatment-Resistant Depression, or TRD. Our portfolio currently includes GH001, our proprietary inhalable 5-MeO-DMT product candidate, and GH002, our proprietary injectable 5-MeO-DMT product candidate. We have completed a Phase 1 healthy volunteer clinical trial, in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen with intra-subject dose escalation. GH001 is currently being investigated in the Phase 2 part of an ongoing Phase 1/2 clinical trial in patients with TRD. Based on observed clinical activity, we believe that administration of a single dose of GH001 has the potential to induce rapid remissions as measured by the Montgomery-Åsberg Depression Rating Scale, or MADRS, in certain patients. The goal of the ongoing Phase 2 part of the trial is to assess whether an individualized dosing regimen with intra-subject dose escalation can further increase the MADRS remission rate as compared to a single GH001 dose.
Our Pipeline
We are developing our 5-MeO-DMT product candidates, GH001 and GH002, in our focus area of psychiatric and neurological disorders. Our lead program, GH001, is currently in the Phase 2 part of an ongoing Phase 1/2 clinical trial in patients with TRD.

*
In light of our completed Phase 1 clinical trial of GH001 in healthy volunteers, discussed elsewhere in this prospectus, we plan to request clearance from European regulatory authorities to begin Phase 2 clinical trials in patients with these two additional psychiatric or neurological disorders.

Our Market Opportunity
Patients with Major Depressive Disorder, or MDD, who have not adequately responded to adequate therapy clearly have harder-to-treat depression, generally referred to as TRD. There is no consensus definition for TRD, but in the context of clinical trials, failure of at least one pharmacotherapy, one pharmacotherapy and one psychotherapy, or two pharmacotherapies have been used, the latter having been referred to by regulatory authorities as patients with TRD. The Sequenced Treatment Alternatives to Relieve Depression, or STAR*D study, a collaborative study funded by the U.S. National Institute of Mental Health, demonstrated that approximately 37% of patients with MDD did not achieve a response despite two treatment steps. Based on this result and based on an estimated number of approximately 48 million MDD patients in the United States and Europe, of which about 50% receive treatment with pharmacotherapy or pharmacotherapy and psychotherapy, we estimate that there are approximately nine million TRD patients in the United States and Europe who would be candidates for treatment.
5-MeO-DMT Mechanism of Action in Psychiatric and Neurological Disorders
5-MeO-DMT is a serotonergic psychedelic, a class of psychoactive drugs that act primarily through an agonist action on serotonin receptors and cause an altered state of consciousness. In vivo and in vitro research from academic studies suggest that 5-MeO-DMT acts primarily as a serotonin agonist, active at both the 5-HT1A and 5-HT2A receptors, which are expressed in neurons in different areas of the central nervous system. 5-MeO-DMT appears to have a higher affinity for the 5-HT1A receptor subtype and a more selective pattern of distribution across various neurotransmitter receptor types compared to other tryptamines, such as psilocin and N,N-Dimethyltryptamine, or DMT, both of which have stronger affinity for the 5-HT2A receptor subtype and a less selective receptor binding profile.
Further academic research suggests that 5-MeO-DMT may also act as regulator of inflammation and immune homeostasis through the sigma-1 receptor, and that it may affect structural neuroplasticity, meaning that it may induce proliferation, survivability and accelerate maturation of specific neurons in the brain. Such mechanisms have the potential to address some of the hypothesized root causes of depression, including reduced neural connectivity and a proinflammatory state.
We believe that the intensity of the acute psychoactive effects after administration of our product candidates correlates with short- and long-term clinical improvement across various psychiatric and neurological disorders. Such a correlation has been shown for other serotonergic psychedelics in various academic studies. We have defined an intense psychoactive effect as a Peak Experience, or PE. We assess the occurrence of PEs using a proprietary visual analogue scale, or PE scale, which averages answers scored by the patient from 0 to 100 for three parameters of the experience: intensity, feelings of loss of control and profoundness. A PE is determined to have been achieved if the patient’s average score across these three parameters is at least 75 on this scale. We use the occurrence or non-occurrence of a PE for dose selection of our product candidates in our individualized dosing regimen.
We believe that the mechanism of action of our product candidates, as well as the correlation between the intensity of the psychoactive effects and therapeutic outcomes, can be explained by recent observations regarding human brain functional connectivity, or FC, via so-called resting-state networks, or RSNs. These RSNs have been shown in academic studies to be responsible for various aspects of complex cognitive function, and it has been found that patients with mental disorders can have disturbed RSN connectivity. It has further been found that the administration of serotonergic psychedelics can lead to decreased connectivity within those RSNs. In addition, depending on the intensity of the short-term psychoactive effects, an increased reorganization of RSN activity can be observed following the experience, and this reorganization also correlates with treatment response.

We believe that administration of our product candidates has the potential to result in:
■	acute decreased functional connectivity within the relevant RSNs;
■	subsequent reintegration and resumption of normal functional connectivity, or a “re-set”, of the relevant RSNs; and
■	resolution of depressive thought patterns and improvement in other symptoms of mental disorders.
We believe that the occurrence of PEs as assessed by our proprietary PE scale is predictive of the “re-set” and may be indicative of therapeutic activity. Our lead product candidate, GH001, is designed to produce a rapid onset of psychoactive effects (commonly within seconds) and an intense and short-lived (commonly five to 30 minutes) initial psychoactive experience. Although the initial psychoactive effects are short-lived, we believe the ensuing “re-set” of normal functional connectivity has the potential to create durable therapeutic benefits. Our approach of quantifying PEs allows for a simple assessment of psychoactive effects, and our PE-guided individualized dosing regimen aims to optimize the therapeutic outcome. GH002 and potential additional products candidates will follow a similar treatment paradigm.
Our 5-MeO-DMT Therapies: GH001 and GH002
We believe that GH001 has a high propensity to induce PEs. This is important because we believe that the occurrence of PEs may be correlated with rapid induction of durable remission in patients with TRD.
We believe that there is no clinically relevant tolerance development to 5-MeO-DMT when the drug is re-administered within hours, or in other words, no diminished psychoactive effects. Together with the rapid onset and short duration of psychoactive effects, this aspect allows re-administration of GH001 in an individualized dosing regimen where GH001 can be administered several times within one day. We are currently investigating whether this individualized dosing regimen can increase the rate of occurrence of PEs in patients with TRD compared with administration of a single dose and whether this results in an increased rate of rapid remission, while at the same time avoiding unnecessarily high doses. We believe that treatment optimization within the same day is important, not only because of the direct patient benefit, but also because patients with insufficient response can be identified early, without the need for lengthy trial-and-error approaches, during which time the patient is often exposed to potential side effects of ineffective treatments.
We believe that the rapid onset and short duration of psychoactive effects may confer a significant convenience and feasibility advantage compared to other serotonergic psychoactive agents studied for the treatment of mental disorders, where the initial psychoactive effects have a slower onset and can last for several hours. We further believe that those features and the type of psychoactive effects induced by GH001 allow for dosing without the need for lengthy and complex patient preparation prior to treatment, with only limited required support from a healthcare provider during the experience and without the need for frequent psychological integration work after the experience. This reduces training requirements for healthcare providers and creates a convenient and efficient potential therapeutic paradigm overall.
We have completed a Phase 1 clinical trial of GH001 in healthy volunteers, where administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen with intra-subject dose escalation. We are currently conducting a Phase 1/2 clinical trial of GH001 in patients with TRD, who in their current depressive episode have failed at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy, as assessed by the Antidepressant Treatment History Form – Short Form, or ATHF-SF. The trial is designed in two parts: a completed Part A (n=8), which is an open-label, single-arm, single-dose Phase 1 trial with two dose levels (12 mg, 18 mg) of GH001 being investigated and an ongoing Part B (n=8), which is an open-label, single-arm Phase 2 trial applying our individualized dosing regimen with intra-patient dose escalation with GH001. In Part B, patients will receive at least one and up to three doses of GH001 in a single day; the three dose steps applied are 6 mg, 12 mg and 18 mg. The administration of a higher dose level will be guided by an evaluation of whether the patient achieves a PE at the previously administered dose. Patients of 18 to 64 years of age (inclusive) will be enrolled in the trial.
The primary endpoint of the Phase 1 Part A is to assess the safety and tolerability of single dosing of GH001 in patients with TRD. The primary endpoint of the Phase 2 Part B is to assess the effects on the severity of depression, as assessed by the proportion of patients in remission on day seven after dosing, defined as a MADRS total score of less than or equal to 10. The MADRS is a widely accepted scale for depression that ranges from zero to 60 that has been used as a primary endpoint in pivotal trials of other depression treatments. Participants are monitored on the dosing day, with additional follow-up visits on day one and on day seven after dosing. A study safety group, or SSG, which included external experts, was established to evaluate the safety and efficacy data from all patients after completion of each dose level of Part A and after the completion of Part B.
We completed patient dosing of GH001 in the Phase 1 Part A of the trial; the Phase 2 Part B is ongoing.
Eight patients were recruited into Part A. The median age was 29 years. The median baseline severity of depression by MADRS was 33. Four patients received 12 mg and four patients received 18 mg of GH001.
All patients completed all planned visits. No serious adverse events, or SAEs, were reported. All adverse drug reactions, or ADRs, were mild and resolved spontaneously. The ADRs reported were: headache (3 patients), feeling abnormal, flashback (each in 2 patients), dizziness and muscle spasms (each in 1 patient). Based on the available data from Part A, the SSG concluded that no safety signals were observed in terms of any unexpected or severe adverse effects and no clinically significant changes were observed in any of the safety laboratory analyses, vital signs, psychiatric safety assessments or measures of cognitive function.
As a secondary objective in Part A, we also evaluated clinical activity, including MADRS remission, defined as a MADRS total score of less than or equal to10, and MADRS clinical response, defined as a reduction of 50% or more from baseline in the MADRS total score. Two patients in the 12 mg group and one patient in the 18 mg group of Part A had a MADRS remission on day seven after dosing, as well as a MADRS clinical response, and one further patient in the 18 mg group had a MADRS clinical response on day seven after dosing.
The ongoing Phase 2 Part B of this clinical trial will include the potential for up to three doses of GH001 on the same administration day, in the event a PE was not met with the initial or second dose. The goal of this individualized dosing regimen is to increase the rate of occurrence of PEs and the clinical remission rate compared to a single GH001 dose in patients with TRD.
With regard to planned regulatory interactions, we intend to request a pre-Investigational New Drug application, or pre-IND, meeting with the U.S. Food and Drug Administration, or the FDA, and a Scientific Advice meeting with the European Medicines Agency, or the EMA. We intend to discuss the adequacy of the following:
■	the data from our completed clinical trial in healthy volunteers and ongoing clinical trial in patients with TRD;
■	the design of our planned Phase 2b trial of GH001 in TRD;
■	the current status and plans for our nonclinical studies;
■	the current status and plans for the pharmaceutical manufacturing of our active pharmaceutical ingredient, or API, and GH001 drug product;
■	the current status and plans for the device required to administer GH001; and
■	any additional topics as requested by the regulatory agencies.

We plan to conduct the following trials with GH001:
■	A multi-center, randomized, controlled Phase 2b trial evaluating safety and efficacy in TRD patients, including a long-term, open-label follow-up study;
■	Phase 2a trials evaluating safety and efficacy in two or more additional psychiatric or neurological disorders; and
■	A clinical pharmacology trial in healthy volunteers, designed to further elucidate the pharmacokinetic profile of GH001.
The outcomes of these trials will help inform our future clinical development plans and shape the most efficient path to market for GH001. Subject to completing clinical development, we plan to seek regulatory approval of GH001 in both the United States and Europe.
Given GH001’s proposed mechanisms of resetting functional connectivity and serotonergic agonism, we believe that it represents a compelling therapeutic option for multiple psychiatric and neurological disorders other than TRD. Through collaborations with academic institutions and commercial contract research organizations, or CROs, we intend to explore the benefits of GH001 in additional psychiatric or neurological indications. We plan to initiate proof-of-concept Phase 2a trials in two or more psychiatric or neurological disorders.
GH002 is our 5-MeO-DMT product candidate formulated for administration via a proprietary injectable approach. We believe GH002 has the potential to be an attractive therapeutic option in patients with underlying airway or pulmonary disease or in situations where it is difficult to assure that the GH001 inhalation is performed adequately, such as in acute psychiatric emergency care situations where a patient may be unable to use an inhalation device. GH002 is currently in preclinical development and we anticipate developing GH002 in indications within our focus area of psychiatric and neurological disorders.
Our Strategy
Our mission is to develop novel proprietary 5-MeO-DMT therapies to induce rapid and durable remissions in patients with psychiatric and neurological disorders. In order to achieve this mission, key elements of our strategy include:
■	advancing GH001, our inhalable 5-MeO-DMT product candidate, for the treatment of TRD through clinical development, regulatory approval and commercialization, if approved;
■	advancing GH001, into clinical development in additional psychiatric and neurological disorders beyond TRD;
■	advancing GH002, our injectable 5-MeO-DMT product candidate, into clinical development;
■	investigating additional delivery systems and additional routes of administration for 5-MeO-DMT;
■	expanding our intellectual property portfolio around 5-MeO-DMT; and
■	maximizing the value of our product portfolio by building internal commercialization infrastructure and entering selective partnerships.
Corporate Information
GH Research PLC was incorporated as a public limited company under the laws of Ireland on March 29, 2021 to become a holding company for GH Research Ireland Limited. GH Research Ireland Limited was originally incorporated under the laws of Ireland on October 16, 2018 as GH Research Limited. GH Research Limited was re-registered as GH Research Ireland Limited on March 29, 2021. Our registered office is located at 28 Baggot Street Lower, Dublin 2, D02 NX43, Ireland, and our telephone number is + 353 1 437 8443. Our website address is www.ghres.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Corporate Reorganization
Pursuant to the terms of a corporate reorganization to be effected prior to the completion of this offering, all shareholders of GH Research Ireland Limited will exchange each of the shares held by them for    ordinary shares of GH Research PLC of the same share classes with the same shareholder rights as the shares held by them in GH Research Ireland Limited and, as a result, GH Research Ireland Limited will become a wholly owned subsidiary of GH Research PLC. Please see “Corporate Reorganization” beginning on page 102 for more information.
Recent Developments
On April 8, 2021, we entered into a subscription agreement, pursuant to which we sold 25,379,047 of our Series B preferred shares to certain investors for a total of $125.2 million in gross proceeds (before deducting offering expenses of $    million), which we refer to as the Series B Financing. See “Related Party Transactions.” As of December 31, 2020, after giving pro forma effect to the Series B Financing and our receipt of the net proceeds in the amount of $    million therefrom, we had cash of $    million.
Risk Factors
Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ordinary shares. Among these important risks are, but not limited to, the following:
■	We are a clinical-stage biopharmaceutical company and we have incurred significant losses since our inception. We expect that we will continue to incur significant losses for the foreseeable future;
■
We will need substantial additional funding, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product discovery and development programs or commercialization efforts;

■	Drug and drug-device combination product development is a highly uncertain undertaking and involves a substantial degree of risk;
■
Clinical development involves a lengthy, complex and expensive process, with an uncertain outcome. The outcome of nonclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials, which to date have only been conducted in the Netherlands, may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities;

■
Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following regulatory approval, if obtained;

■
GH001 and GH002, and any future product candidates we may develop, are subject to controlled substance laws and regulations in the territories where the product will be marketed, such as the United States, the European Union, the United Kingdom and the rest of Europe, as well as the UN international drug control treaties, and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post-approval, and our financial condition. In addition, during the review process of GH001 and GH002, and prior to approval, the FDA, EMA and/or other comparable foreign regulatory authorities may require additional data, including with respect to whether GH001 or GH002 has abuse potential. This may delay approval and any potential rescheduling process;

■
5-MeO-DMT is currently classified as a Schedule I drug in the United States and any product containing this substance, such as GH001 and GH002, must be rescheduled to be marketed. There can be no assurance that the Drug Enforcement Administration, or DEA will make a favorable scheduling decision. Even assuming categorization as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V) at the federal level, such substances would also require scheduling determinations under state laws and regulations;
■	The potential reclassification of 5-MeO-DMT in the United States could create additional regulatory burdens on our operations and negatively affect our results of operations;
■
Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, third-party payors and other members of the medical community;

■
We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved, we may not be able to generate product revenue;

■
Our business and commercialization strategy depends on our ability to identify, qualify, prepare, certify, and support third-party clinics or treatment centers offering any of our product candidates, if approved. If we are unable to do so, our commercialization prospects would be limited and our business, financial condition, and results of operations would be harmed.

■
We rely on applications for patents and other intellectual property rights to protect our GH001 and GH002 product candidates, the prosecution, enforcement, defense and maintenance of which may be challenging and costly. Failure to adequately prosecute, maintain, enforce or protect these rights could harm our ability to compete and impair our business;

■
We rely on third parties to assist in conducting our nonclinical studies and clinical trials. If they do not perform satisfactorily, we may not be able to initiate new clinical trials, successfully complete clinical trials, obtain regulatory approval or commercialize our product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed;

■
The development and manufacture of our active pharmaceutical ingredients, product candidates and medical devices required to deliver such product candidates is complex, and we may encounter difficulties during further development or in production. We currently rely completely on third parties to develop, formulate and manufacture our nonclinical study and clinical trial supplies. The development and commercialization of any of our active pharmaceutical ingredients, product candidates and medical devices required to deliver such product candidates could be stopped, delayed or made less profitable if those third parties fail to provide us with sufficient quantities of such drug supplies or fail to do so at acceptable quality levels, including in accordance with rigorously enforced regulatory requirements or contractual obligations, and our operations could be harmed as a result;

■	A pandemic, epidemic or outbreak of an infectious disease in Ireland or worldwide may adversely affect our business;
■	We depend heavily on our executive officers, principal consultants and others, and the loss of their services would materially harm our business; and
■
We have identified material weaknesses in our internal control over financial reporting in connection with the audit of our financial statements for the years ended December 31, 2019 and 2020, and we may identify additional material weaknesses. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended,

or the JOBS Act. An emerging growth company may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:
■
an option to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly specified reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus; and

■
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Emerging Growth Company Status.”

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three-year period; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of this offering. We may choose to take advantage of some but not all of these exemptions.
Upon the completion of the offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
■	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;
■	the requirement to comply with Regulation FD, which requires selective disclosure of material information;
■
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

■
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. As a result, we do not know whether some investors will find our ordinary shares less attractive, which may result in a less active trading market for our ordinary shares or more volatility in the price of our ordinary shares.

THE OFFERING
This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our ordinary shares. You should carefully read this entire prospectus before investing in our ordinary shares including “Risk Factors” and our financial statements.
Ordinary shares offered by us
    ordinary shares (or     ordinary shares if the underwriters exercise their over-allotment option in full).
Ordinary shares outstanding immediately after this offering
    ordinary shares (or     ordinary shares if the underwriters exercise their over-allotment option in full).
Over-allotment option
We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of    additional ordinary shares.
Use of proceeds
We estimate that the net proceeds to us from the offering will be approximately $    , or $    million if the underwriters exercise their option to purchase additional ordinary shares in full, based on an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
We currently intend to use the net proceeds from this offering, together with our existing cash, as follows:
•	to fund clinical trials, and other activities to support the development of our product candidates through completion of all ongoing and currently planned trials;
•
to fund the technical development of our active pharmaceutical ingredients, product candidates, and the medical devices used for the administration of our product candidates, as well as the expansion of our external manufacturing capabilities, and to fund the nonclinical development activities related to our product candidates; and

•	the remainder to fund general and administrative expenses, working capital and other general corporate purposes, including business development activities.
See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Dividend policy
We do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy” for more information.
Lock-Up Agreements
We, our officers and directors and substantially all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ordinary shares. You should carefully consider these risks before deciding to invest in our ordinary shares.
Listing
We intend to apply to have the ordinary shares listed on     . The ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.
Proposed Symbol
“GHRS”
Payment and Settlement
The underwriters expect to deliver the ordinary shares against payment therefor through the facilities of the Depositary Trust Company on , 2021.
Unless otherwise stated in this prospectus, the number of our ordinary shares outstanding after this offering is based on     shares outstanding as of December 31, 2020, after giving effect to the issuance of an aggregate of 25,379,047 of our Series B preferred shares in April 2021 pursuant to the Series B Financing, the Corporate Reorganization, and the conversion of all of our outstanding preferred shares into ordinary shares immediately prior to the closing of this offering, and excludes     ordinary shares that will be made available for future issuance under our 2021 Equity Incentive Plan, which will become effective in connection with this offering.
Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:
■	the consummation of the Series B Financing, including the issuance of 25,379,047 of our Series B preferred shares in April 2021 and the receipt of the net proceeds therefrom;
■	the valid adoption of our amended and restated constitution, or the Constitution, immediately prior to the completion of this offering;
■	an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and
■	no exercise by the underwriters of their option to purchase up to additional ordinary shares in this offering.

Summary Financial Data
The following summary financial data should be read in conjunction with “Selected Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The summary historical financial data for the years ended December 31, 2020 and 2019 and as of December 31, 2020 and 2019 are derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.
Our audited financial statements are prepared in accordance with IFRS and presented in U.S. dollars.
Our functional currency is the euro. For financial reporting purposes, our financial statements, which are prepared using the functional currency, have been translated into U.S. dollars. Our assets and liabilities are translated at the exchange rates at the balance sheet date, our revenue and expenses are translated at average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss for the year but are included in foreign exchange translation adjustment to other comprehensive loss, a component of total equity.
	Year Ended
	December 31
	2020	2019
	(in USD thousands, except share and per share data)
Income Statement Data:
Operating Expenses:
Research and development	$(338)	$(296)
General and administrative	(108)	(14)
Loss from operations	(446)	(310)
Loss for the year	$(446)	$(310)
Basic and diluted loss per share	(0.006)	(0.004)
Weighted average number of shares outstanding - basic and diluted	70,898,420	70,000,000
Pro forma basic and diluted loss per share(1)
Pro forma weighted average ordinary shares outstanding - basic and diluted(1)
(1)
Pro forma basic and diluted loss per share and pro forma weighted average ordinary shares outstanding - basic and diluted gives effect to (i) the consummation of the Series B Financing and (ii) our Corporate Reorganization as if such transactions had occurred on January 1, 2020.

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in USD thousands)
Balance Sheet Data:
Cash	$5,895
Total assets	5,912
Share capital	871
Total equity	$5,666
(1)	The pro forma information gives effect to (i) the consummation of the Series B Financing and our receipt of net proceeds therefrom and (ii) our Corporate Reorganization.
(2)	The pro forma as adjusted information gives further effect to the issuance and sale of ordinary shares in this offering by us at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.” Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, total assets and total equity by $    million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, total assets and total equity by $    million, assuming the assumed initial public offering price per share remains the same, and after deducting estimated underwriting discounts and commissions.

RISK FACTORS
Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this prospectus, including our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before investing in our ordinary shares. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our ordinary shares could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of your investment. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business and the market price of our ordinary shares. Certain statements below are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.
Risks Related to Our Financial Position and Need for Additional Capital
We are a clinical-stage biopharmaceutical company and we have incurred significant losses since our inception. We expect that we will continue to incur significant losses for the foreseeable future.
Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. We have no products approved for commercial sale and have not generated any revenue to date, and we will continue to incur significant research and development and other expenses related to our clinical development and ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Since our inception, we have devoted substantially all of our financial resources and efforts to research and development, including nonclinical studies and our clinical trials. Our financial condition and operating results, including net losses, may fluctuate significantly from quarter to quarter and year to year. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance. Additionally, net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ (deficit)/equity and working capital. Our net losses were $446 thousand and $310 thousand for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, we had an accumulated deficit of $835 thousand. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates in our initial and potential additional indications as well as for other product candidates.
We anticipate that our expenses will increase substantially if and as we:
■
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for our GH001 and GH002 product candidates for our initial and potential additional indications;

■
continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001 and GH002 and of the medical devices required to deliver these product candidates;

■	initiate and continue research and development, including nonclinical, clinical, and discovery efforts for any future product candidates;
■	seek to identify additional product candidates;
■
seek regulatory approvals for our product candidates GH001 and GH002, including the medical devices required to deliver these product candidates, or any other product candidates that successfully complete clinical development;

■
add operational, financial and management information systems and personnel, including personnel to support our product candidate and device development and help us comply with our obligations as a public company;

■	hire and retain additional personnel, such as clinical, quality control, scientific, commercial and administrative personnel;
■	continue to prepare, file, prosecute, maintain, protect and enforce our intellectual property rights and claims;
■	establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize various products for which we may obtain regulatory approval;
■	comply with ongoing regulatory requirements for products approved for commercial sale, if ever;
■	acquire or in-license other product candidates, medical devices to deliver our product candidates, and other technologies; and
■	incur increased costs as a result of operating as a public company.
Our expenses could increase beyond our expectations if we are required by the U.S. Food and Drug Administration, or the FDA, or other comparable foreign regulatory authorities, to perform clinical trials in addition to those that we currently expect, or if there are any delays in establishing appropriate manufacturing arrangements for our product candidates or for the medical devices required to deliver our product candidates, or if there are any delays in completing our clinical trials or the development of any of our product candidates or of the medical devices required to deliver our product candidates.
We will need substantial additional funding, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product discovery and development programs or commercialization efforts.
We expect to spend substantial amounts to continue the nonclinical and clinical development of our current and future programs. Even if this offering is successful, if we are able to gain marketing approval for product candidates that we develop, including any indication for which we are developing or may develop our GH001 and GH002 product candidates, we may require additional amounts of cash in order to launch and commercialize such product candidates and the medical devices required to deliver such product candidates to the extent that such launch and commercialization is not the responsibility of a future collaborator that we may contract with in the future. In addition, other unanticipated costs may arise in the course of our development efforts. Because the design and outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidates we develop.
Our future capital requirements depend on many factors, including:
■
the scope, progress, results and costs of researching and developing our GH001 and GH002 product candidates, additional 5-MeO-DMT delivery approaches and the medical devices required to deliver these therapies for our initial and potential additional indications, as well as other product candidates we may develop;

■
the timing and uncertainty of, and the costs involved in, obtaining marketing approvals for our GH001 and GH002 product candidates including the medical devices required to deliver these therapies for our initial and potential additional indications, and other product candidates we may develop and pursue;

■	the number of future product candidates that we may pursue and their development requirements;
■	the number of jurisdictions in which we plan to seek regulatory approvals;
■
if approved, the costs of commercialization activities for GH001 and GH002 for any approved indications, or any other product candidate that receives regulatory approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution, and manufacturing capabilities;

■
subject to receipt of regulatory approval, revenue, if any, received from commercial sales of GH001 and GH002 and the respective medical devices for any approved indications or any other product candidates;

■	the extent to which we may in-license or acquire rights to other products, product candidates, medical devices or technologies;
■	our headcount growth and associated costs as we expand our research and development, increase our office space, and establish a commercial infrastructure;
■
the costs of preparing, filing and prosecuting patent applications and maintaining and protecting our intellectual property rights, including enforcing and defending intellectual property-related claims;

■	the effect of competing product and market developments; and
■	the ongoing costs of operating as a public company.
We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. Any of our current or future license agreements may be terminated if we are unable to meet the payment or other obligations under the agreements.
Raising additional capital may cause dilution to holders of our ordinary shares or purchasers of ordinary shares in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.
We expect our expenses to increase in connection with our planned operations. Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.
To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a shareholder. Debt financing, if available, may result in fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.
If we raise additional funds through strategic collaborations or marketing, distribution, licensing and royalty arrangements with third parties, we may have to relinquish valuable rights to our intellectual property or technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us or issue and sell our shares, which may result in dilution to our shareholders. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We are in the early stages of clinical drug development and have a very limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability. Since the number of patients included in our clinical trials is small and the follow-up is short, the results from such clinical trials may be less reliable than results achieved in larger clinical trials with longer follow-up, which may hinder our efforts to obtain regulatory approval for GH001 or any future product candidates.
We are a clinical-stage biopharmaceutical company with a very limited operating history, focused on novel therapies which may be able to induce rapid and durable remissions in patients with depression and in other indications within our focus area of psychiatric and neurological disorders. We commenced operations in 2018, have no products approved for commercial sale, and have not generated any revenue from product sales. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We are conducting a Phase 1/2 clinical trial for GH001 and have not initiated clinical trials for any other product candidates. The results of clinical trials with smaller sample sizes and shorter follow-up, such as our completed Phase 1 clinical trial in 22 healthy volunteers and our ongoing Phase 1/2 clinical trial in 16 planned patients with TRD, both with seven days follow-up, can be disproportionately influenced by various biases associated with the conduct of small short-term clinical trials, such as the potential failure of the smaller sample size to accurately depict the features of the broader patient population, and the potential failure of shorter studies to accurately depict long-term safety and efficacy results, which limits the ability to generalize the results, thus making the clinical trial results less reliable than clinical trials with a larger number of patients and longer follow-up. As a result, there may be less certainty that such product candidate would achieve a statistically significant effect in any future clinical trials. If we conduct any future clinical trials of GH001, we may not achieve a statistically significant result or the same level of statistical significance, if any, that we might have anticipated based on the results observed in our initial Phase 1 and Phase 1/2 clinical trials. To date, our clinical trials have been conducted only in the Netherlands, and we have not initiated or completed a pivotal clinical trial, obtained marketing approval for any product candidates, manufactured a commercial scale product or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Our short operating history as a company makes any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.
Due to the significant resources required for the development of our programs, and depending on our ability to access capital, we must prioritize development of certain product candidates. Moreover, we may expend our limited resources on programs that do not yield a successful product candidate or fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
We currently have one product candidate in clinical development and one product candidate in preclinical development. The development of these programs and product candidates, of the medical devices required to deliver these product candidates and of any potential future programs and product candidates require significant capital investment. Due to the significant resources required for the development of our programs and product candidates, we must focus our programs and product candidates on specific diseases and disease pathways and decide which product candidates to pursue and advance and the amount of resources to allocate to each. Our drug development strategy is to clinically test and seek regulatory approval for our product candidates in indications in which we believe there is the most evidence that we will be able to efficiently generate proof-of-concept data. We then intend to expand to clinical testing and seek regulatory approvals in other psychiatric and neurological disorders. However, even if our product candidates are able to gain regulatory approval in one indication, there is no guarantee that we will be able to expand to other indications, and we may expend significant resources in seeking such approvals.
In addition, we may focus resources on pursuing indications outside of psychiatric and neurological disorders based on the same strategic approach (e.g., mechanistic rationale, the availability of translational tools, clinical development path, commercial opportunity) we utilize in determining on which of our discovery programs to focus. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates or particular medical devices to deliver those product candidates, or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. Additionally, we may reprioritize product candidate development plans and activities at any time and delay or terminate development of any product candidates we identify. Similarly, our potential decisions to delay, terminate, or collaborate with third parties in respect of certain programs, product candidates, or medical devices to deliver those product candidates may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the viability or market potential of any of our programs or product candidates or misread trends in the biopharmaceutical industry, in particular for psychiatric and neurological disorders, our business, financial condition, and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.
Exchange rate fluctuations may materially affect our results of operations and financial condition.
Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the pound sterling, and going forward, by the U.S. dollar, as we expand our operations. Our reporting currency is denominated in U.S. dollars and our functional currency is the euro and the majority of our operating expenses are paid in euro and pound sterling. We also regularly acquire services, consumables and materials in euro and pound sterling. Further potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ordinary shares may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place. See Note 3 in the notes to our annual financial statements appearing elsewhere in this prospectus for a description of foreign exchange risks.
In addition, the possible abandonment of the euro by one or more members of the European Union could materially affect our business in the future. Despite measures taken by the European Union to provide funding to certain EU member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the reintroduction of individual currencies in one or more EU member states, or in more extreme circumstances, the dissolution of the European Union. The effects on our business of a potential dissolution of the European Union, the exit of one or more EU member states from the European Union or the abandonment of the euro as a currency, are impossible to predict with certainty and any such events could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Research and Development and the Biopharmaceutical Industry
Drug and drug-device combination product development is a highly uncertain undertaking and involves a substantial degree of risk.
We have no products approved for commercial sale. To generate revenues from the sales of any approved products that are significant or large enough to achieve profitability, we must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing, and marketing therapies with significant commercial success. Our ability to generate revenue and achieve profitability depends on many factors, including:
■	completing research and techinical, nonclinical and clinical development of our product candidates and the medical devices required to deliver these product candidates;

■
obtaining regulatory approvals and marketing authorizations for product candidates, including the medical devices required to deliver these product candidates for which we successfully complete clinical development and clinical trials;

■
developing a sustainable and scalable manufacturing process for our product candidates and the medical devices required to deliver these product candidates, as well as establishing and maintaining commercially viable supply relationships with third parties that can provide adequate products and services to support clinical activities and commercial demand of our product candidates and medical devices;

■	identifying, assessing, acquiring and/or developing new product candidates;
■	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
■
successfully getting our product candidates rescheduled under the federal Comprehensive Drug Abuse Prevention and Control Act of 1970, also known as the Controlled Substances Act, or CSA, and comparable state laws by the U.S. Drug Enforcement Administration, or DEA, and other applicable regulatory agencies inside and outside the United States;

■
launching and successfully commercializing product candidates and the medical devices required to deliver these product candidates for which we obtain regulatory approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

■	obtaining and maintaining an adequate price for our product candidates and devices in the countries where our products are commercialized;
■	obtaining adequate reimbursement for our product candidates and medical devices from payors;
■	obtaining market acceptance of our product candidates as viable treatment options;
■	addressing any competing technological and market developments;
■	receiving milestone and other payments under any future collaboration arrangements;
■	maintaining, protecting, expanding and enforcing our portfolio of intellectual property rights, including patents, trade secrets and know-how;
■	attracting, hiring and retaining qualified personnel; and
■	complying with laws and regulations, including laws applicable to controlled substances.
Because of the numerous risks and uncertainties associated with drug and drug-device combination product development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever.
Our business substantially depends upon the successful development of our GH001 and GH002 product candidates. Failure to successfully develop GH001 and/or GH002 would prevent us from obtaining regulatory approval for, and successful commercialization of, GH001 and/or GH002 and our business may be materially harmed.
We currently have no products approved for sale and invest the majority of our efforts and financial resources in the development of our lead product candidates, GH001 and GH002, for the treatment of psychiatric or neurological disorders. Successful continued development and ultimate regulatory approval of GH001 and GH002 for our initial and potential additional indications is critical to the future success of our business. We will need to raise sufficient funds for, and successfully enroll and complete, our clinical development programs of our GH001 and GH002 product candidates for the treatment of TRD and potentially other psychiatric and neurological disorders.
Before we can generate any revenue from sales of GH001, GH002 or any other approved product, we must undertake additional technical, nonclinical and clinical development, regulatory review and approval in one or more jurisdictions for the product candidates and the medical devices required to deliver these product candidates. To date, our clinical trials have been conducted exclusively in the Netherlands. We plan to pursue clinical trials in multiple European countries, Canada, and the United States for all of our clinical programs. We have not submitted Investigational New Drug applications, or INDs, or other comparable applications, for any of our product candidates, including the medical devices to deliver our product candidates, with the FDA, EMA, or other comparable foreign regulatory authorities, outside of the Netherlands. We do not expect that we need to submit separate Investigational Device Exemption applications, or IDEs, or other comparable applications, with the FDA, EMA or other comparable foreign regulatory authorities for the medical devices to deliver our product candidates, and we have not done so, though there can be no assurance that IDEs or comparable applications will not be necessary in the future. In addition, if one or more of our product candidates are approved, we must ensure access to sufficient commercial manufacturing capacity for the product candidates and the medical devices required to deliver these product candidates and conduct significant marketing efforts in connection with any commercial launch, as well as obtaining pricing and reimbursement authorizations in individual European and other countries. These efforts will require substantial investment, and we may not have the financial resources to continue development of our product candidates or commercialization of any products.
We may experience setbacks that could delay or prevent regulatory approval of our product candidates, including the medical devices to deliver our product candidates or our ability to commercialize any products, including:
■
delay or failure in establishing acceptable quality manufacturing standards and manufacturing capabilities for our product candidates or for the medical devices required to deliver our product candidates;

■
negative or inconclusive results from our nonclinical studies or clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional nonclinical testing or clinical trials or abandon a program;

■	product or device-related side effects experienced by subjects in our clinical trials or by individuals using drugs or therapeutics similar to our product candidates;
■
delays in submitting INDs (or IDEs, if applicable) in the United States or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators or institutional review boards to commence a clinical trial, including Schedule I research protocols required by the DEA, or a suspension or termination of a clinical trial once commenced;

■
if the FDA, EMA or other comparable foreign regulatory authorities do not find the earlier technical, nonclinical and clinical trial work sufficient, then we may need to conduct additional technical development work or nonclinical or clinical trials beyond what we currently have planned, before we can initiate further clinical studies. Any significant technical development or nonclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates and medical devices or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates and medical devices and may harm our business and results of operations;

■	conditions imposed by the FDA, EMA or other comparable foreign regulatory authorities regarding the scope or design of our clinical trials;
■
the FDA, EMA or other comparable foreign regulatory authorities may disagree with our clinical trial design, including with respect to dosing levels administered in our planned clinical trials, or the medical devices used to deliver our product candidates in the clinical trials, which may delay or prevent us from initiating our clinical trials with our originally intended trial design and the originally planned medical devices;

■
delays in contracting with clinical sites or enrolling subjects in clinical trials, including, due to the COVID-19 pandemic, the inability to identify clinical sites willing to host our clinical trials and the required scheduled drug DEA researcher registration and Schedule I research protocol in the United States and similar licenses in other jurisdictions to be obtained and maintained by our clinical investigators;

■	delays or interruptions in the supply of materials necessary for the conduct of our clinical trials;
■	regulators or institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
■
the FDA, the EMA or other comparable foreign regulatory authorities may require us to submit additional data such as long-term toxicology studies or additional data for the medical devices required to deliver our product candidates;

■
delays in reaching, or failure to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

■
the number of subjects required for clinical trials of any product candidates may be larger than we anticipate, or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

■
our third-party contractors for nonclinical studies or clinical trials may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or take actions that could cause clinical sites or clinical investigators to drop out of the trial, which may require that we add new clinical trial sites or investigators;

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due to the impact of the COVID-19 pandemic, we may experience some delays and interruptions to our technical development efforts, nonclinical studies and clinical trials, we may experience delays or interruptions to our manufacturing supply chain, or we could suffer delays in reaching, or we may fail to reach, agreement on acceptable terms with third-party service providers on whom we rely;

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greater-than-anticipated clinical trial costs, including as a result of delays or interruptions that could increase the overall costs to finish our clinical trials as our fixed costs are not substantially reduced during delays;

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we may elect to, or regulators, IRBs, Data Safety Monitoring Boards, or DSMBs, or ethics committees may require that we or our investigators, suspend or terminate clinical research or trials for various reasons, including non-compliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

■	we may not have the financial resources available to begin and complete the planned trials, or the cost of clinical trials of any product candidates may be greater than we anticipate;
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the supply or quality of our product candidates, medical devices required to deliver our product candidates, or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate to initiate or complete a given clinical trial;

■	inability to compete with other therapies;
■	poor efficacy of our product candidates during clinical trials;
■	failure to demonstrate an acceptable benefit/risk profile for our product candidates;
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inability to provide sufficient design, testing, manufacturing and quality information for the medical devices required to deliver our product candidates, including information to support their use and compatibility with the drug constituent of our product candidates;

■	unfavorable FDA, EMA or other comparable foreign regulatory authority inspection and review of clinical trial sites or manufacturing facilities;

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if the DEA, or any state or other jurisdiction, delays rescheduling or fails to reschedule 5-MeO-DMT to Schedule II, III, IV or V, or delays classifying or fails to classify our product candidates to Schedule II, III, IV or V;

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unfavorable product labeling associated with any product approvals and any requirements for a Risk Evaluation and Mitigation Strategy, or REMS, that may be required by the FDA or comparable requirements in other jurisdictions to ensure the benefits of an individual product outweigh its risks;

■	unfavorable acceptance of our product candidates or clinical trial data by the patient or medical communities or third-party payors;
■	failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;
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delays related to the impact or the spread of COVID-19 or other pandemics, including the impact of COVID-19 on the FDA’s, EMA’s or other comparable foreign regulatory authority’s ability to continue its normal operations;

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delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

■	varying interpretations of data by the FDA, EMA or other comparable foreign regulatory authorities.
We do not have complete control over many of these factors, including certain aspects of technical drug product and device development, clinical development and the regulatory submission process, potential threats to our intellectual property rights and our manufacturing, marketing, distribution and sales efforts or that of any future collaborator.
GH001 is designed to deliver 5-MeO-DMT to the patient via inhalation of an aerosol into the lungs. This aerosol is defined by specific properties to be pharmaceutically acceptable, such as its purity, and to achieve efficient uptake of 5-MeO-DMT into the systemic circulation, such as its particle size distribution. The generation of this 5-MeO-DMT aerosol requires a device with specific properties and it is therefore anticipated that GH001 and the specific device will be considered a drug-device combination product by the FDA, EMA or other comparable foreign regulatory authorities. Products that are considered to be drug-device combination products will require review and coordination by the drug and device centers within the FDA, EMA or other comparable foreign regulatory authorities prior to initiation of clinical trials and prior to marketing approval, which may delay such trials or marketing approval. Under FDA regulations, combination products are subject to current good manufacturing practice, or cGMP, requirements applicable to both drugs and medical devices, including the Quality System, or QS, and regulations applicable to medical devices. Combination products are also subject to the Medical Device Directives and Standards in Europe, which, beginning on May 26, 2021, will be known as the Medical Device Regulation 2017/745, or MDR, and which require coordination between the drug and the device regulatory laws and regulators. Problems associated with the device component of the combination product candidate may delay or prevent initiation of clinical trials or marketing approval. In current and previous clinical trials, GH001 has been vaporized using a device we purchased on the market from a single third party. We do not have a commercial supply agreement with this third party, nor have we established licensing or development agreements with any alternative provider of a device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001. If the FDA, EMA or other comparable foreign regulatory authorities refuse to accept the use of this third-party device in our planned clinical trials then initiation of additional clinical trials could be significantly delayed or prevented. If we fail to develop, manufacture, license, or acquire an alternative device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001, which achieves sufficient uptake of 5-MeO-DMT into the systemic circulation, or if we fail to get sufficient supplies of this third-party device or any alternative device or if the device is unavailable to us for any reason then initiation of additional clinical trials or receipt of marketing approval could be significantly delayed or prevented. If the manufacturer of the third-party device makes modifications, or if we elect to change a device component or develop our own proprietary device component, e.g., through a development agreement with a contract manufacturing organization, or CMO, or license an alternative device component, we will need to perform validation testing and obtain FDA, EMA or other comparable foreign regulatory approval prior to using the modified or alternative device component. If the FDA, EMA or other comparable foreign regulatory body fails to approve use of those modified or alternative medical devices or take significant enforcement action against the manufacturer, we would not be able to continue or initiate clinical trials, receive marketing approval or we may have to suspend marketing our products in certain jurisdictions.
In addition, of the large number of drugs in development in the biopharmaceutical industry, only a small percentage result in the submission of a marketing application, such as a new drug application, or NDA, to the FDA, EMA or other comparable foreign regulatory authority, and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval for GH001 or GH002, including the medical devices required for their administration, for any indication, any such approval may be subject to limitations on the indications or uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure that we will successfully develop or commercialize GH001 or GH002 including the medical devices required for their administration, for any indication. Our failure to demonstrate positive results in our clinical trials in any indication for which we are developing GH001 and GH002 could adversely affect our development efforts for GH001 and GH002 in other indications.
Clinical development involves a lengthy, complex and expensive process, with an uncertain outcome. The outcome of nonclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials, which to date have only been conducted in the Netherlands, may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.
To obtain the requisite regulatory approvals to commercialize any product candidates and medical devices required for their administration, we must demonstrate through extensive nonclinical studies and clinical trials that our product candidates are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. In particular, in the United States where we hope to advance our product development efforts in the future, the general approach for FDA approval of a new drug is dispositive data from two well-controlled, Phase 3 clinical trials of the relevant drug in the relevant patient population, using the relevant device. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. A product candidate can fail at any stage of testing, even after observing promising signs of activity in earlier nonclinical studies or clinical trials. The results of nonclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Clinical trials with smaller sample sizes can be disproportionately influenced by various biases associated with the conduct of small clinical trials, making the clinical trial results less reliable than clinical trials with a larger number of patients. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to a lack of efficacy or emergence of unacceptable safety issues, notwithstanding promising results in earlier studies and trials. Also, a number of companies developing drug-device combination products, especially in the area of inhaled delivery of the drug component, have historically suffered significant setbacks due to technical, performance or manufacturing issues of the device component in their combination product. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our future clinical trials will ultimately be successful or support further clinical development of GH001, GH002 or any other product candidates. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:
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nonclinical studies or clinical trials may show the product candidates to be ineffective or less effective than expected (e.g., a clinical trial could fail to meet its primary endpoint(s)) or to have unacceptable side effects or toxicities;

■	failure to reflect similarly efficacious activity in subsequent clinical trials with larger patient populations;
■	failure to use clinical endpoints that applicable regulatory authorities would consider clinically meaningful;
■	manufacturing issues or formulation issues with the product candidate or device that cannot be resolved;
■	failure to receive the necessary regulatory approvals;
■	manufacturing issues, formulation issues, pricing or reimbursement issues or other factors that make a product candidate or device uneconomical; and
■	intellectual property and proprietary rights of others and their competing products and technologies that may prevent one of our product candidates from being commercialized.
In particular, we have relied upon public nonclinical literature containing limited data thus far, and have not conducted our own nonclinical toxicity studies, and nonclinical studies or clinical trials may show that our product candidates have unacceptable side effects or toxicities.
We assess indications for intensity of psychoactive effect using a metric we devised, Peak Experience, or PE. We believe PE may correlate with clinical outcomes, but PE is a subjective metric and can be inherently difficult to evaluate. In addition, differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials.
Moreover, our completed Phase 1 clinical trial in healthy volunteers and our ongoing Phase 1/2 clinical trial in patients with TRD are open-label studies, where both the patient and investigator know whether the patient is receiving the product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. For example, prior MDD studies have exhibited a high placebo effect. In addition, open-label clinical trials may be subject to an “investigator bias,” where those assessing and reviewing the psychological and physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials will not be replicated in later placebo-controlled or active-controlled trials. Additionally, the trial design differences and placebo effects that may be possible in clinical research for the indications we are studying may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials or to interpret the clinical data in any of our trials. Furthermore, even in a placebo-controlled or active-controlled trial, it is possible that patients and/or investigators will be able to discern if the administered dose is our product candidate or a placebo or the active control due to the psychoactive effects of 5-MeO-DMT. Therefore, placebo-controlled or active-controlled trials with our GH001 and GH002 product candidates may be subject to similar limitations as open-label trials. Finally, our clinical trials to date have been short in duration, and our results may not be predictive of long-term safety and efficacy.
The standards that the FDA, EMA and other comparable foreign regulatory authorities use when regulating us require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Although we are initially focusing our efforts on development of small molecule drug products and the medical devices required for delivery of these products, we may pursue development of other products, e.g., biological products, each of which could make us subject to additional regulatory requirements. Any analysis we perform of data from technical development, nonclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent initiation of clinical studies or regulatory approval. Our clinical trials have only been conducted in the Netherlands. The FDA’s acceptance of data from clinical trials outside of the United States is subject to certain conditions. If the FDA or other comparable foreign regulatory authorities do not accept earlier technical, nonclinical or clinical data, we may need to conduct additional technical development, nonclinical studies or clinical trials.
We may also encounter unexpected delays or increased costs due to new government regulations. Examples of such regulations include future legislation or administrative action, or changes in policy by the FDA, EMA or other comparable foreign regulatory authority during the period of product development and regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether regulations, guidance or interpretations of the FDA, EMA or other comparable foreign regulatory authority will be changed, or what the impact of such changes, if any, may be. In particular, in the United States, where we plan to develop our candidates in the future, the FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support approval. The opinion of the Advisory Committee, although not binding on the FDA, may have a significant impact on our ability to obtain approval of any product candidates that we develop.
Successful completion of clinical trials is a prerequisite to submitting a marketing application to the FDA or other comparable foreign regulatory authorities, for each product candidate and any relevant device required to deliver such product candidate, and, consequently, the ultimate approval and commercial marketing of any product candidates and medical devices. We may experience negative or inconclusive results, or regulators may be unwilling to accept nonclinical or clinical data obtained in foreign jurisdictions, which may result in our deciding, or our being required by regulators, to conduct additional clinical studies or trials or abandon some or all of our product development programs, which would have a material adverse effect on our business.
Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following regulatory approval, if obtained.
Undesirable side effects that could potentially be caused by GH001, GH002 or any future product candidate, such as hypertension, tachycardia, nausea, headache or flashbacks, referred to as the re-experiencing of some of the effects induced by 5-MeO-DMT intake at some point after the drug’s acute effects have worn off, could cause us or regulatory authorities to not initiate, interrupt, delay or halt clinical trials and could result in more restrictive labeling than anticipated, a requirement that we implement a REMS to ensure that the benefits outweigh the risks or the delay or denial of regulatory approval by the FDA, EMA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, even death. There can be no assurance that serious side effects, including deaths, will not occur even in the controlled setting of a clinical trial. In addition, many compounds that have initially shown promise in clinical or earlier stage testing are later found to cause undesirable or unexpected side effects that prevented further development of the compound. Additionally, the composition of our product candidates or learnings in nonclinical studies or clinical trials may result in contraindications or warnings, including Boxed Warnings, for any product candidates for which we may obtain regulatory approval.
If unacceptable side effects arise in the development of our product candidates, foreign regulatory authorities, or, in the future, the FDA, EMA, the IRBs, DSMBs or independent ethics committees at the institutions in which our trials are conducted could refuse to allow us to initiate, or may suspend or terminate our nonclinical studies or clinical trials, or the FDA, EMA or other comparable foreign regulatory authorities could order us to cease nonclinical studies or clinical trials or deny approval of our product candidates for any or all targeted indications.
Treatment-emergent side effects that are deemed to be drug-related could also affect subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Undesirable side effects in one of our clinical trials for our product candidates in one indication could adversely affect enrollment in clinical trials, regulatory approval and commercialization of our product candidates in other indications. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Any of these occurrences may harm our business, financial condition and prospects significantly.
Moreover, clinical trials of our product candidates are conducted in carefully defined sets of healthy volunteers and patients who have agreed to be enrolled in clinical trials. Consequently, it is possible that our clinical trials, or those of any future collaborator, may fail to identify undesirable side effects. Clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients’ use of the product candidate. If our product candidates, including the medical devices to deliver such product candidates, receive marketing approval and we or others identify undesirable side effects caused by such product candidates (or any other similar products) after such approval, a number of potentially significant negative consequences could result, including:
■	regulatory authorities may withdraw or limit their approval of such product candidates or medical devices;
■	regulatory authorities may require the addition of labeling statements, such as a Boxed Warning or contraindications;
■	we may be required to change the way such product candidates are distributed or administered, or change the labeling of the product candidates or medical devices;
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the FDA may require a REMS to mitigate risks, which could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools, and regulatory authorities in other jurisdictions may require comparable risk mitigation plans;

■	we may be subject to regulatory investigations and government enforcement actions;
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the FDA, EMA or a comparable foreign regulatory authority may require us to conduct additional technical development work or clinical trials or costly post-marketing testing and surveillance to establish and monitor the safety and efficacy of the product;

■	we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates or operating our medical devices; and
■	our reputation may suffer.
Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates, could negatively impact the perception of our other product candidates, could substantially increase the costs of commercializing our product candidates, if approved, and significantly impact our ability to successfully commercialize our product candidates and generate revenues.
If we encounter difficulties enrolling patients in our future clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion.
Patient enrollment is affected by many factors, including:
■	the patient eligibility criteria defined in the protocol;
■	the size of the patient population required for analysis of the trial’s primary endpoints;
■	in the case of clinical trials focused on rare disease, the small size of the patient population and the potential of a patient being undiagnosed or misdiagnosed;

■	the proximity of patients to trial sites;
■	the design of the trial;
■	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
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competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications that we are investigating;

■	reluctance of physicians to encourage patient participation in clinical trials;
■	the impacts of the COVID-19 pandemic on clinical trial sites, personnel and patient travel;
■	our ability to obtain and maintain patient consents; and
■	the risk that patients enrolled in clinical trials will drop out of the trials before completion.
In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, including product candidates studying N-methyl-D-aspartate antagonists, neurosteroids, and other serotonergic psychedelics such psilocybin and N,N-Dimethyltryptamine. This competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site.
Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or might require us to abandon one or more clinical trials altogether. Delays in patient enrollment may result in increased costs, affect the timing or outcome of the planned clinical trials, product candidate development and approval process and jeopardize our ability to seek and obtain the regulatory approval required to commence product sales and generate revenue, which could prevent completion of these trials, adversely affect our ability to advance the development of our product candidates, cause the value of our company to decline and limit our ability to obtain additional financing if needed.
We are also required to register certain clinical trials and post the results of certain completed clinical trials on a government-sponsored database, such as www.ClinicalTrials.gov in the United States and a similar system in the European Union, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.
Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials, including the data we have disclosed for our current clinical trials. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim or topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. This difference may be more pronounced because of the small sample size and short duration of our clinical trials. Interim or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously reported. As a result, interim or topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm our business and prospects. Additional disclosure of interim data by us or by our competitors could result in volatility in the price of our ordinary shares.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the ability to initiate further clinical studies, the approvability or commercialization of the particular product candidate and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, preliminary or topline data that we report differ from late, final or actual results, or if others, including the FDA, EMA or other comparable foreign regulatory authorities, disagree with the conclusions reached, our ability to initiate further clinical studies or obtain approval for, and commercialize our product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.
The markets for GH001 and GH002 for TRD and any other product candidates we may develop may be smaller than we expect.
Our estimates of the potential market opportunity for GH001 and GH002 for the treatment of TRD as well as any other product candidates, include several key assumptions based on our industry knowledge, industry publications and third-party research reports. There can be no assurance that any of these assumptions are, or will remain, accurate. If the actual market for GH001 and GH002 for these or other indications, or for any other product candidate we may develop, is smaller than we expect, our revenue, if any, may be limited and it may be more difficult for us to achieve or maintain profitability.
We may not be successful in our efforts to identify or discover additional product candidates in the future.
Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for a number of reasons, including:
■	our inability to design such product candidates with the pharmacological or pharmacokinetic properties that we desire; or
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potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be medicines that will receive marketing approval and achieve market acceptance.

Research programs to identify new product candidates require substantial technical, financial and human resources. If we are unable to identify suitable compounds for nonclinical and clinical development, we will not be able to obtain product revenue in future periods, which likely would result in significant harm to our financial position and adversely impact the market price of our publicly traded ordinary shares.
We may conduct clinical trials for our product candidates in the United States, Europe or other jurisdictions, and the FDA, EMA and applicable foreign regulatory authorities may not accept data from trials conducted outside those respective jurisdictions.
We may choose to conduct one or more of our clinical trials in the United States, Europe or in other foreign jurisdictions outside of the Netherlands where our trials currently are being conducted for GH001 and GH002. The acceptance of study data from nonclinical studies and clinical trials conducted outside those jurisdictions may be subject to certain conditions for acceptance. For example, in cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practices, or GCP, regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies, such as the EMA, have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. The FDA may not accept our data given the limited sample size in our completed and existing trials. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.
A Breakthrough Therapy Designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive marketing approval.
We do not currently have a Breakthrough Therapy Designation for any of our product candidates, but we may seek a Breakthrough Therapy Designation for any product candidate that we plan to develop in the United States if we believe the qualifying criteria for such a designation can be met. A Breakthrough Therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens.
The FDA has discretion to determine whether the criteria for a Breakthrough Therapy has been met and whether to grant a Breakthrough Therapy Designation to a product candidate. Accordingly, even if we believe a product candidate, we develop meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even after granting Breakthrough Therapy Designation to our product candidates, the FDA may later decide that the drugs no longer meet the conditions for qualification and withdraw the designation.
A Fast Track Designation by the FDA (or its equivalent in the European Union, an accelerated assessment), even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.
We do not currently have Fast Track Designation or acceptance of an accelerated assessment in the EU for any of our product candidates, but we may seek such a designation for the product candidates we plan to develop in the United States and the European Union, if we believe the qualifying criteria for such a designation/ assessment have been met. If a product is intended for the treatment of a serious or life-threatening condition and nonclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation or accelerated assessment. The FDA and the EMA each have broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation/assessment, we cannot assure that the FDA or EMA would decide to grant it. Even if we do receive Fast Track Designation and or an accelerated assessment, we may not experience a faster development process, review or approval compared to conventional FDA or EMA procedures. The FDA or EMA may withdraw the Fast Track

Designation or accelerated assessment, respectively, if either agency believes that the designation or pathway is no longer supported by data from our clinical development program. Many drugs that have received Fast Track Designation and/or accelerated assessment have failed to obtain regulatory approval.
We may seek orphan drug designation for one or more of our product candidates in the United States, but we may be unable to obtain or maintain such a designation or the benefits associated with orphan drug status, including marketing exclusivity, which may cause our revenue, if any, to be reduced.
Because we are considering developing GH001 and/or GH002 for indications we believe to be rare, we may elect to pursue orphan designations for our candidates as applicable in the jurisdictions where development activities are planned.
In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested and granted by the FDA before a new NDA is submitted. In the United States, orphan drug designation entitles a party to financial incentives such as tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, it will disclose publicly the generic identity of the drug and its potential orphan use. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Such a designation may also be revoked by the FDA in certain circumstances, such as if the agency finds that the applicant’s request for designation request omitted material information required under the Orphan Drug Act and its implementing regulations.
If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity. This means that the FDA may not approve any other marketing applications for the same drug and the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan exclusivity or if the FDA finds that the holder of the orphan exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the drug was designated. Furthermore, the FDA can waive orphan exclusivity if the applicant is unable to manufacture sufficient supply of the product subject to a period of orphan drug marketing exclusivity.
We may seek orphan drug designation for one or more of our product candidates in the European Union, but we may be unable to obtain or maintain such a designation or the benefits associated with orphan drug status, including marketing exclusivity, which may cause our revenue, if any, to be reduced.
In the European Union, orphan designation might be granted by the EMA for a medicine that (i) is intended for the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating; (ii) with a prevalence in the European Union of not more than five in 10 thousand or it must be unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development; and (iii) no satisfactory method of diagnosis, prevention or treatment of the condition concerned can be authorized, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.
In the European Union, orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The benefit of orphan designation in the European Union is scientific advice, and extended market exclusivity, or an additional two years on top of the eight years of market exclusivity for an innovative product. Such a designation may also be revoked by the EMA in certain circumstances, such as if the criteria are no longer met, which might for example occur by a competitor product becoming available in the market. Our inability to obtain or maintain such a designation or the benefits associated with orphan drug status, which could adversely affect our ability to achieve or sustain profitability.
Obtaining and maintaining regulatory approval of our product candidates and medical devices required to deliver such product candidates in one jurisdiction does not mean that we will be successful in obtaining or maintaining regulatory approval of our product candidates and medical devices required to deliver such product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of our product candidates and medical devices required to deliver such product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants approval of a product candidate and device required to deliver such product candidate, comparable regulatory authorities in other jurisdictions, including Europe, must also approve the manufacturing, marketing and sale of the product candidate and device required to deliver such product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate and device must also be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to governmental approval.
Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any partner we work with fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.
Even if we, or any future collaborators, obtain regulatory approvals for our product candidates and medical devices to deliver such product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products, which could impair our ability to generate revenue.
Once regulatory approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any future collaborators, must therefore comply with requirements concerning advertising and promotion for any of our product candidates for which we or they obtain regulatory approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we and any future collaborators will not be able to promote any products we develop for indications or uses for which they are not approved.
In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive regulatory requirements, including under FDA authorities ensuring that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by regulatory authorities to monitor and ensure compliance with cGMPs. Despite our efforts to inspect and verify regulatory compliance, one or more of our third-party manufacturing vendors may be found on regulatory inspection to be not in compliance with cGMP requirements, which may result in shutdown of the third-party vendor or invalidation of drug product lots or processes. In some cases, a product recall may be warranted or required, which would materially affect our ability to supply and market our drug products.

Accordingly, assuming we, or any future collaborators, receive regulatory approval for one or more of our product candidates, we, and any future collaborators, and our and their contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.
If we, or any future collaborators, are not able to comply with post-approval regulatory requirements, we, or any future collaborators, could have the regulatory approvals for our products withdrawn by regulatory authorities and our, or any future collaborators’, ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.
Changes in regulatory requirements or regulatory guidance or unanticipated events during our nonclinical studies and clinical trials of our product candidates may occur, which may result in changes to nonclinical studies and clinical trial protocols or the need for additional nonclinical studies and clinical trials, which could result in increased costs to us and could delay our development timelines.
Changes in regulatory requirements or regulatory guidance or unanticipated events during our nonclinical studies and clinical trials may force us to amend nonclinical studies and clinical trial protocols or the applicable regulatory authority may impose additional nonclinical studies and clinical trial requirements. Amendments or changes to our clinical trial protocols would generally require resubmission to the applicable regulatory authority and IRBs for review and approval, which may adversely impact the cost, timing or successful completion of clinical trials. These decisions may increase costs, and cause us not to meet expected timelines and, correspondingly, our business and financial prospects could be adversely affected. Similarly, amendments to our nonclinical studies may adversely impact the cost, timing or successful completion of those nonclinical studies. If we experience delays completing, or if we terminate, any of our nonclinical studies or clinical trials, or if we are required to conduct additional nonclinical studies or clinical trials, the development pathway, and ultimately the commercial prospects, for our product candidates may be harmed and our ability to generate product revenue from resulting products, if any, will be delayed.
We could be subject to product liability lawsuits based on the use of our product candidates in clinical testing or, if obtained, following our products’ marketing approval and commercialization. Product liability lawsuits brought against us or any of our future collaborators could divert our resources and attention, require us to cease clinical testing, cause us to incur substantial liabilities or limit commercialization of our product candidates.
We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of biopharmaceutical products. Currently, we have no products that have been approved for commercial sale; however, the use of our product candidates and medical devices to deliver such product candidates by us and any collaborators in clinical trials may expose us to liability claims. We will face an even greater risk if product candidates and medical devices to deliver such product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against us or our partners if any product candidate or medical devices to deliver such product candidates we develop allegedly causes injury or are found to be otherwise unsuitable for human use during product testing, manufacturing, marketing or sale. Any such product liability claim may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. Such claims could be made by participants enrolled in our clinical trials, patients, healthcare providers, biopharmaceutical companies, our collaborators or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources.

Regardless of the merits or eventual outcome, product liability claims may result in:
■	decreased demand for any of our future approved products;
■	injury to our reputation;
■	initiation of investigations by regulators;
■	withdrawal of clinical trial participants;
■	termination of clinical trial sites or entire trial programs;
■	significant litigation costs;
■	substantial monetary awards to, or costly settlements with, patients or other claimants;
■	product recalls or a change in the indications for which any approved drug products may be used;
■	loss of revenue;
■	diversion of management and scientific resources from our business operations; and
■	the inability to commercialize our product candidates.
Although the clinical trial process is designed to identify and assess potential side effects, clinical development does not always fully characterize the safety and efficacy profile of a new medicine, and it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If our product candidates were to cause adverse side effects during clinical trials or after approval, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates. If any of our product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of us and the safety and quality of our products. We could be adversely affected if we are subject to negative publicity associated with illness or other adverse effects resulting from physicians’ or patients’ use or misuse of our products or any similar products distributed by other companies.
We maintain product liability insurance coverage limited to clinical trial liability, and this insurance may not fully cover potential liabilities that we may incur. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. We will need to increase our insurance coverage if we commercialize any product that receives regulatory approval. In addition, insurance coverage is becoming increasingly expensive. If we are unable to maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could harm our business, financial condition, results of operations and prospects.
We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer, more advanced or more effective than ours, which may negatively impact our ability to successfully market or commercialize any product candidates we may develop and ultimately harm our financial condition.
The development and commercialization of new drug products is highly competitive. We may face competition with respect to any product candidates that we seek to develop or commercialize from biopharmaceutical companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing and commercialization.
Specifically, we face competition from 501(c)(3) non-profit medical research organizations, including the Usona Institute. Such non-profits may be willing to provide treatment at cost or for free, undermining our potential market for GH001, GH002 and any other product candidates we may develop. In addition, a number of for-profit biotechnology companies or institutions are specifically pursuing the development of

5-MeO-DMT or other tryptamines, such as psilocybin and N,N-Dimethyltryptamine, to treat mental health illnesses, including TRD. These competitors include Beckley Psytech, COMPASS Pathways, Cybin, Entheon, Mindmed, Small Pharma, and Viridia Life Sciences. In addition, an increasing number of companies are stepping up their efforts in discovery of new psychoactive compounds. It is also probable that the number of companies seeking to develop psychoactive products and therapies for the treatment of mental health illnesses, such as depression, will increase. If any of our competitors are granted an NDA for their therapies before us and manages to obtain approval for a broader indication, and thus access a wider patient population, we may face more intensified competition from such potential therapies and increased difficulties in winning market acceptance of our GH001 and GH002 product candidates or any future product candidates. All of these risks are heightened because 5-MeO-DMT, which is a naturally occurring substance and therefore not subject to patent protection, may be deemed an appropriate substitute for GH001 and GH002.
We also face competition from larger and smaller pharmaceutical, biopharmaceutical and biotechnology companies who have developed or are developing therapies for the treatment of MDD and TRD, including Axsome Therapeutics, Praxis Precision Medicines and Sage Therapeutics, and will face future competition for any other indications we may seek to treat with our GH001 and GH002 product candidates. There are a number of companies that currently market and sell products or therapies, or are pursuing the development of products or therapies, for the treatment of depression, including antidepressants such as SSRIs and serotonergic norepinephrine reuptake inhibitors, or SNRIs, antipsychotics, cognitive behavioral therapy, or CBT, esketamine and ketamine, repeat transcranial magnetic stimulation, or rTMS, electroconvulsive therapy, or ECT, vagus nerve stimulation, or VNS, deep brain stimulation, or DBS, N-methyl-D-aspartate antagonists, neurosteroids, and other serotonergic psychedelics such as psilocybin and N,N-Dimethyltryptamine, among others. Many of these pharmaceutical, biopharmaceutical and biotechnology competitors have established markets for their therapies and have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market superior products or therapies. In addition, many of these competitors have significantly greater experience than we have in undertaking nonclinical studies and human clinical trials of new therapeutic substances and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA, EMA or other comparable foreign regulatory authority approval for alternative or superior products. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Smaller and earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.
If any of these competitors or competitors for our other product candidates receive FDA, EMA or other comparable foreign regulatory authority approval before we do, our product candidates would not be the first treatment on the market, and our market share may be limited. In addition to competition from other companies targeting our target indications, any products we may develop may also face competition from other types of therapies.
Many of our current or potential competitors, either alone or with their strategic partners, have:
■	greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization of products;
■	more extensive experience in nonclinical studies, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling drug products;
■	more developed intellectual property portfolios;
■	products that have been approved or are in late stages of development; and
■	collaborative arrangements in our target markets with leading companies and research institutions.
Mergers and acquisitions in the biopharmaceutical industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Furthermore, currently approved products could be discovered to have application for treatment of our targeted disease indications or similar indications, which could give such products significant regulatory and market timing advantages over our product candidates. Our competitors also may obtain FDA, EMA or other comparable foreign regulatory approval for their products more rapidly than we may obtain approval for ours and may obtain orphan product exclusivity from the FDA for indications that we are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, products or technologies developed by our competitors may render our potential product candidates uneconomical or obsolete and we may not be successful in marketing any product candidates we may develop against competitors.
In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity and/or enforceability of our patents relating to our competitors’ products and our competitors may allege that our products infringe, misappropriate or otherwise violate their intellectual property. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.
Our inhalable GH001 5-MeO-DMT product candidate is delivered via inhalation of aerosols produced by a vaporization device which is subject to device regulations in the United States and other jurisdictions. The FDA, EMA or other comparable foreign regulatory authorities, may not accept this device for clinical trials.
In current and previous clinical trials, GH001 has been vaporized using a device we have purchased on the market from a third party. This device has been used in previous trials in the United States. However, there can be no assurance that the FDA or other comparable foreign regulatory authorities will allow it to be used with GH001. In addition, we may decide in future clinical trials to use a different device than the one we have used previously. In either case, we would need to do additional development work and conduct additional studies, including bridging studies to bridge our prior device to any new device we may decide to use, prior to using the new device in future clinical trials. Any delays as a result of changing medical devices to deliver our product candidates would have a material adverse effect on our business.
We do not have a commercial supply agreement with the third-party manufacturer of the device we currently use in clinical trials, nor have we established license or development agreements with any alternative provider of a device, which would be suitable to generate a pharmaceutically acceptable aerosol from GH001. If FDA, EMA or other comparable foreign regulatory authorities refuse to accept the use of the current third-party device in our planned clinical trials and if we fail to develop, manufacture, license, or acquire an alternative device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001, or if we fail to get sufficient supplies of the current third-party device or any alternative device, then initiation of additional clinical trials or marketing approval could be significantly delayed or prevented.
Additional time may be required to obtain regulatory approval for GH001 because it is administered as a combination product.
GH001 is administered via inhalation of an aerosol produced by a vaporization device. This device is necessary to produce the aerosol and it is therefore a drug and device combination product that requires coordination within the FDA or other comparable foreign regulatory authorities for review of their device and drug components. Medical products containing a combination of new drugs, biological products or medical devices may be regulated as “combination products” in the United States and Europe. A combination product generally is defined as a product comprised of components from two or more regulatory categories (e.g., drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a new drug, biologic or device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of the overall product based upon a determination by the FDA of the primary mode of action of the combination product. Where approval of the drug and device is sought under a single application, there could be delays in the approval process due to the increased complexity of the review process. The EMA has a parallel review process in place for combination products, the potential effects of which in terms of approval and timing could independently affect our ability to market our combination products in Europe.
Risks Related to Controlled Substances
GH001 and GH002, and any future product candidates we may develop, are subject to controlled substance laws and regulations in the territories where the product will be marketed, such as the United States, the European Union, the United Kingdom and the rest of Europe, as well as the UN international drug control treaties, and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post-approval, and our financial condition. In addition, during the review process of GH001 and GH002, and prior to approval, the FDA, EMA and/or other comparable foreign regulatory authorities may require additional data, including with respect to whether GH001 or GH002 has abuse potential. This may delay approval and any potential rescheduling process.
In the United States, 5-MeO-DMT is listed by the DEA as a controlled substance or scheduled substance, under the CSA, specifically as a Schedule I substance. The DEA regulates chemical compounds as Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, have no currently “accepted medical use” in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for medical use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and import/export restrictions. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription and may have a black box warning. Further, most, if not all, state laws in the United States classify 5-MeO-DMT as a Schedule I controlled substance. For any product containing 5-MeO-DMT to be available for commercial marketing in the United States, 5-MeO-DMT must be rescheduled to Schedule II, III, IV or V, or the DEA must reschedule a specific dosage form or product containing 5-MeO-DMT to Schedule II, III, IV or V. Similar rescheduling would be required in the various states and jurisdictions through scheduling-related legislative or administrative action.
Scheduling determinations by the DEA are dependent on FDA approval of a substance or a specific formulation of a substance. Therefore, while 5-MeO-DMT is a Schedule I controlled substance, products approved by the FDA for medical use in the United States that contain 5-MeO-DMT would meet the statutory criteria to be placed in Schedule II, or another schedule, since approval by the FDA satisfies the “accepted medical use” requirement. If and when GH001 or GH002 receives FDA approval, the DEA will need to make a scheduling determination and place 5-MeO-DMT in a schedule other than Schedule I in order for it to be prescribed to patients in the United States. This scheduling determination will be dependent on FDA approval and the FDA’s recommendation as to the appropriate schedule. During the review process, and prior to approval, the FDA may determine that it requires additional data, either from nonclinical or clinical studies, including with respect to whether, or to what extent, the substance has the potential for abuse. This may introduce a delay into the approval and any potential rescheduling process. That delay would be dependent on the quantity of additional data required by the FDA. This scheduling determination will require the DEA to conduct notice and comment rulemaking. Such action will be subject to public comment and requests for an administrative hearing which could affect the timing and scheduling of these substances.

5-MeO-DMT is currently classified as a Schedule I drug in the United States and any product containing this substance, such as GH001 and GH002, must be rescheduled to be marketed. There can be no assurance that the DEA will make a favorable scheduling decision. Even assuming categorization as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V) at the federal level, such substances would also require scheduling determinations under state laws and regulations.
If approved by the FDA, and if the finished dosage form of GH001 or GH002 is listed by the DEA as a Schedule II, III, or IV controlled substance, its manufacture, importation, exportation, domestic distribution, storage, sale, prescribing, and dispensing will continue to be subject to a significant degree of regulation by the DEA. In addition, the scheduling process may take significantly longer than the 90-day deadline set forth in the CSA, thereby delaying the launch of our GH001 or GH002 product candidates in the United States. Furthermore, the FDA, DEA, or any comparable foreign regulatory authority could require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of GH001, GH002 and any future product candidates containing controlled substances. In addition, product candidates containing controlled substances are subject to regulations relating to manufacturing, storage, distribution, prescribing, and dispensing, including:
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DEA registration and inspection of facilities. Facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, record keeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. All these facilities must renew their registrations annually, except dispensing facilities, which must renew every three years. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Obtaining and maintaining the necessary registrations may result in delay of the importation, manufacturing or distribution of GH001 or GH002. Furthermore, importation of controlled substances is subject to additional permits or approvals, which must be obtained prior to each importation. Failure to maintain compliance with the CSA, particularly non-compliance resulting in loss or diversion, can result in regulatory action that would have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

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State-controlled substances laws. Individual U.S. states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law, because the states are separate jurisdictions, they will need to separately reschedule GH001 or GH002. While some states automatically schedule or reschedule a drug based on federal action, other states schedule drugs through rule making or a legislative action. State scheduling may delay commercial sale of any product for which we obtain federal regulatory approval and adverse scheduling would have a material adverse effect on the commercial attractiveness of such product. We or our partners must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.

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Clinical trials. Because our GH001 and GH002 product candidates contain 5-MeO-DMT, to conduct clinical trials with GH001 and GH002 in the United States prior to approval, each of our research sites must submit a research protocol to the DEA and obtain and maintain a DEA Schedule I researcher registration that will allow those sites to handle and dispense GH001 and GH002 and to obtain the product from our importer. If the DEA delays or denies the grant of a researcher registration to one or more research sites, the clinical trial could be significantly delayed, and we could lose clinical trial sites. The importer for the clinical trials must also obtain a Schedule I importer registration and an import permit for each import. We do not currently conduct any manufacturing or repackaging/relabeling of either GH001, GH002 or their active ingredients (i.e., 5-MeO-DMT) in the United States.
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Post-Approval Importation. If GH001 or GH002 is approved and classified as a Schedule II, III or IV substance, an importer can import it for commercial purposes if it obtains an importer registration and files an application for an import permit (Schedule II) or files an import declaration (Schedule III or IV) for each import shipment. The DEA provides annual assessments/estimates to the UN International Narcotics Control Board, which guides the DEA in the amounts of controlled substances that the DEA authorizes to be imported. The failure to identify an importer or obtain the necessary import authority, including specific quantities, could affect the availability of GH001 or GH002 and have a material adverse effect on our business, results of operations and financial condition. In addition, an application for a Schedule II importer registration must be published in the Federal Register, and there is a notice and comment period to receive public comments. It is always possible that adverse comments may delay the grant of an importer registration. If GH001 or GH002 is approved and classified as a Schedule II controlled substance, federal law may prohibit the import of the substance for commercial purposes. If GH001 or GH002 is listed as a Schedule II substance, we will not be allowed to import the drug for commercial purposes unless the DEA determines that domestic supplies are inadequate or there is inadequate domestic competition among domestic manufacturers for the substance as defined by the DEA. Moreover, Schedule I controlled substances, including 5-MeO-DMT, have never been registered with the DEA for importation for commercial purposes, only for scientific and research needs. Therefore, if neither GH001, GH002 nor its drug substance could be imported, GH001 and GH002 would have to be wholly manufactured in the United States, and we would need to secure a manufacturer that would be required to obtain and maintain a separate DEA registration for that activity.

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Manufacture in the United States. If, because of a Schedule II classification or voluntarily, we were to conduct manufacturing or repackaging/relabeling in the United States for commercial purposes, our contract manufacturers would be subject to the DEA’s annual manufacturing and procurement quota requirements. Additionally, regardless of the scheduling of GH001 or GH002, the active ingredient in the final dosage form is currently a Schedule I controlled substance and would be subject to such quotas as this substance could remain listed on Schedule I during the clinical trials. The annual quota allocated to us or our contract manufacturers for the active ingredient in GH001 or GH002 may not be sufficient to complete clinical trials or meet commercial demand. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers’, procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which would have a material adverse effect on our business, financial position and results of operations.

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Distribution in the United States and the United Kingdom. If GH001 or GH002 is scheduled as Schedule II, III or IV, we would also need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute GH001, GH002 and any future product candidates. These distributors would need to maintain Schedule II, III or IV distribution registrations. This limitation in the ability to distribute GH001 or GH002 more broadly may limit commercial uptake and could negatively impact our prospects. The failure to obtain, or delay in obtaining, or the loss of any of those registrations could result in increased costs to us. If GH001 or GH002 is a Schedule II drug, participants in our supply chain may have to maintain enhanced security including specially constructed vaults at manufacturing and distribution facilities. This additional security may also discourage some pharmacies from carrying the product. In addition, GH001 and GH002 will likely be required to be administered at our trial sites or other certified healthcare settings, which could limit commercial uptake. Furthermore, state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the tracking of prescribing and dispensing of controlled substances through a state prescription drug monitoring program, may make physicians less willing to prescribe, and pharmacies to dispense, certain controlled substances, especially Schedule II products. Similarly, the MHRA considers that all Schedule 1 drugs under the United Kingdom’s Misuse of

Drugs Regulations 2001 (which Schedule includes 5-MeO-DMT) have no therapeutic benefit, and can only be imported, exported, produced, supplied and the like under a license issued by the UK government’s Home Office. 5-MeO-DMT may never be rescheduled under the Misuse of Drugs Regulations 2001, or reclassified under the United Kingdom’s Misuse of Drugs Act 1971 (under which it is a Class A controlled substance).
The potential reclassification of 5-MeO-DMT in the United States could create additional regulatory burdens on our operations and negatively affect our results of operations.
If 5-MeO-DMT, rather than just a specific FDA-approved formulation, is rescheduled under the CSA as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V), the ability to conduct research on 5-MeO-DMT would most likely be improved. However, rescheduling 5-MeO-DMT may materially alter enforcement policies across many federal and state agencies, primarily the FDA and DEA. The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA. The FDA’s responsibilities include regulating the ingredients as well as the marketing and labeling of drugs sold in interstate commerce. Because it is currently illegal under federal law to produce and sell 5-MeO-DMT, and because there are no federally recognized medical uses, the FDA has historically deferred enforcement related to 5-MeO-DMT to the DEA. If 5-MeO-DMT were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role. The DEA would continue to be active in regulating manufacturing, distribution and dispensing of such substances. The potential for multi-agency enforcement post-rescheduling, including state agencies, e.g., Boards of Pharmacy, could threaten or have a materially adverse effect on our business.
GH001 and GH002 are 5-MeO-DMT product candidates, which are categorized as Schedule I controlled substances under the CSA, Schedule 1 drugs under the United Kingdom’s Misuse of Drugs Regulations 2001 and are similarly categorized by most states, foreign governments and the UN Convention on Psychotropic Substances, 1971, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval. To our knowledge, no such therapies have been approved in the United States nor the European Union for commercialization.
We have concentrated our research and development efforts on GH001 and GH002 for the treatment of TRD and our future success depends on our successful development of these product candidates. Our risk of failure is high. We may experience problems or delays in developing GH001 and GH002. Any such problems or delays would cause unanticipated costs, and any development problems may not be solved. For example, we or another party may uncover a previously unknown risk associated with GH001 and GH002 that may be more problematic than we currently believe, and this may prolong the period of observation required for obtaining, or result in the failure to obtain, regulatory approval or may necessitate additional clinical testing.
In addition, the product specifications and the clinical trial requirements of the FDA, the European Commission, the EMA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidate such as ours is unclear and can be more expensive and take longer than for other, better known or more extensively studied therapies. For example, because our GH001 and GH002 product candidates contain 5-MeO-DMT, which is categorized as a Schedule I controlled substance under the CSA, a Schedule 1 drug under the United Kingdom’s Misuse of Drugs Regulations 2001 and is similarly categorized by most states, foreign governments and the UN Convention on Psychotropic Substances, 1971, the development towards regulatory approval of GH001 and GH002 is especially challenging and uncertain. The high technical complexity of the development of drug-device combination products further increases risks and uncertainties towards regulatory approval of our product candidates. This risk and uncertainty is particularly high in the area of drug-device combination products for inhaled delivery of the drug component, such as with GH001. In the past, drug-device combination products have experienced significant delays due to technical challenges faced in achieving the tight technical performance specifications required for regulatory approval, or due to specific adverse events associated with inhaled delivery. We anticipate that GH001 and the device required to deliver GH001 will require significant additional technical development work before it achieves adequate technical performance specifications to allow regulatory approval. It is uncertain whether this development work will be successful. To our knowledge, no 5-MeO-DMT therapies have received FDA approval nor received marketing authorization from the European Commission. As a result, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for GH001 and GH002 in either the United States or the European Union. Approvals by the European Commission may not be indicative of what the FDA may require for approval and vice versa.
GH001 and GH002 contain controlled substances, the use of which may generate public controversy. Adverse publicity or public perception regarding 5-MeO-DMT and psychedelics generally or our current or future product candidates using 5-MeO-DMT may negatively influence the success of these therapies.
Therapies containing controlled substances may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for, GH001, GH002 and any future product candidates we may develop. Opponents of these therapies may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity in an effort to persuade the medical community to reject these therapies. For example, we may face media-communicated criticism directed at our clinical development program. Adverse publicity from 5-MeO-DMT misuse may adversely affect the commercial success or market penetration achievable by our GH001 and GH002 product candidates. Anti-psychedelic protests have historically occurred and may occur and generate media coverage. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of, GH001, GH002 or any future product candidates.
If GH001, GH002 or any future product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of the safety and quality of our therapies. We may face limited adoption if third-party therapy sites, therapists, and patients are unwilling to try such a novel treatment. Even if therapies containing controlled substances become widely accepted by physicians and patients, our success will depend in large part on our ability to educate and train physicians and patients, and to successfully demonstrate the safety, tolerability, ease of use, efficacy, cost effectiveness and other advantages of therapies containing controlled substances. There has been a history of negative media coverage regarding psychedelic substances, including 5-MeO-DMT, which may affect the public’s perception of our therapies. In addition, 5-MeO-DMT elicits intense psychological experiences, and this could deter patients from choosing this course of treatment. We could be adversely affected if we were subject to negative publicity or if any of our therapies or any similar therapies distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of our therapies or any similar therapies distributed by other companies could have a material adverse impact on our business, prospects, financial condition and results of operations.
Future adverse events in research into depression and mental health diseases on which we focus our research efforts, or the pharmaceutical industry more generally, could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our therapies. Any increased scrutiny could delay or increase the costs of obtaining regulatory approval for GH001, GH002 or any future product candidates.
5-MeO-DMT is listed as a Schedule I controlled substance under the CSA in the United States, and comparable controlled substance legislation in other countries and the UN Convention on Psychotropic Substances, 1971, and any significant breaches in our compliance with these laws and regulations, or changes in the laws and regulations may result in interruptions to our development activity or business continuity.
5-MeO-DMT is categorized as a Schedule I controlled substance under the CSA, a Schedule 1 drug under the United Kingdom’s Misuse of Drugs Regulations 2001 and is similarly categorized by most states, foreign governments and the UN Convention on Psychotropic Substances, 1971. Even assuming that GH001, GH002 or any future product candidates containing 5-MeO-DMT in specific formulations or dosage forms are approved and scheduled by regulatory authorities to allow their commercial marketing, the ingredients in such product candidates would likely continue to be Schedule I, or the state or foreign equivalent. Violations of any federal, state or foreign laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges and penalties, including, but not limited to, disgorgement of profits, cessation of business activities, divestiture, or prison time. This would have a material adverse effect on us, including on our reputation and ability to conduct business, the potential listing of our ordinary shares, our financial position, operating results, profitability or liquidity or the market price of our ordinary shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation or defense of any such matters or our final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. It is also illegal to aid or abet such activities or to conspire or attempt to engage in such activities. An investor’s contribution to and involvement in such activities may result in federal civil and/or criminal prosecution, including, but not limited to, forfeiture of his, her or its entire investment, fines and/or imprisonment.
Various federal, state, provincial and local laws govern our business in the jurisdictions in which we operate or currently plan to operate, and to which we export or currently plan to export our products, including laws relating to health and safety, the conduct of our operations, and the production, storage, sale and distribution of our products. Complying with these laws requires that we comply concurrently with complex federal, state, provincial and/or local laws. These laws change frequently and may be difficult to interpret and apply. To ensure our compliance with these laws, we will need to invest significant financial and managerial resources. It is impossible for us to predict the cost of such laws or the effect they may have on our future operations. A failure to comply with these laws could negatively affect our business and harm our reputation. Changes to these laws could negatively affect our competitive position and the markets in which we operate, and there is no assurance that various levels of government in the jurisdictions in which we operate will not pass legislation or regulation that adversely impacts our business.
In addition, even if we or third parties were to conduct activities in compliance with U.S. state or local laws or the laws of other countries and regions in which we conduct activities, potential enforcement proceedings could involve significant restrictions being imposed upon us or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenue, operating results and financial condition as well as on our reputation and prospects, even if such proceedings conclude successfully in our favor. In the extreme case, such proceedings could ultimately involve the criminal prosecution of our key executives, the seizure of corporate assets, and consequently, our inability to continue business operations. Strict compliance with state and local laws with respect to 5-MeO-DMT does not absolve us of potential liability under U.S. federal law, the laws of EU member states or of the United Kingdom, nor provide a defense to any proceeding which may be brought against us. Any such proceedings brought against us may adversely affect our operations and financial performance.
Despite the current status of 5-MeO-DMT as a Schedule I controlled substance in the United States, there may be changes in the status of 5-MeO-DMT under the laws of certain U.S. cities or states. The legalization of 5-MeO-DMT without regulatory oversight may lead to the setup of clinics without proper therapeutic infrastructure or adequate clinical research, which could put patients at risk and bring reputational and regulatory risk to the entire industry, making it harder for us to achieve regulatory approval. Furthermore, the legalization of 5-MeO-DMT could also impact our commercial sales if we receive regulatory approval as it would reduce the barrier to entry and could increase competition.

Risks Related to the Commercialization of our Product Candidates
Any product candidate for which we obtain marketing approval will be subject to extensive post-marketing regulatory requirements and could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.
Even if the FDA or a comparable foreign regulatory authority approves any of our product candidates and the medical devices required to deliver such product candidates, we will be subject to ongoing regulatory requirements in the applicable jurisdictions for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval.
Manufacturers and their facilities are required to comply with extensive regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.
Any regulatory approvals that we receive for our product candidates and the medical devices required to deliver such product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. In the United States, the FDA may also require a REMS as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.
In the United States, the FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information or other restrictions; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS. Other potential consequences include, among other things:
■	restrictions on the manufacturing of our products, the approved manufacturers or the manufacturing process;
■	withdrawal of the product from the market or voluntary product recalls;
■	requirements to conduct post-marketing studies or clinical trials;
■	fines, restitution or disgorgement of profits or revenues;
■	warning or untitled letters from the FDA or comparable notice of violations from comparable foreign regulatory authorities;
■	suspensions of any of our ongoing clinical trials;

■
refusal by the FDA or other comparable foreign regulatory authorities to approve pending applications or supplements to approved applications filed by us or suspension or withdrawal of marketing approvals;

■	product seizure or detention or refusal to permit the import or export of products; and
■	consent decrees, injunctions or the imposition of civil or criminal penalties.
Regulatory authorities strictly regulate marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. However, in the United States, companies may share truthful and not misleading information that is not inconsistent with the labeling. The FDA and other comparable foreign regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Violations of the FDCA relating to the promotion of prescription drugs may also lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws. Accordingly, to the extent we receive marketing approval for one or more of our product candidates, we and our third-party partners will continue to expend time, money and effort in all areas of regulatory compliance, including promotional and labeling compliance, manufacturing, production, product surveillance and quality control.
The policies of the FDA or other comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow to, or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, third-party payors and other members of the medical community.
Even if any of the product candidates we develop receives marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, such as Medicare and Medicaid programs and managed care organizations in the United States, and others in the medical community. In addition, the availability of coverage by third-party payors may be affected by existing and future healthcare reform measures designed to reduce the cost of health care. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable.
The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:
■	efficacy and potential advantages compared to alternative treatments;
■	the ability to offer our products, if approved, for sale at competitive prices;
■	relative convenience and ease of administration compared to alternative treatments;
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perceptions by the medical community, physicians, and patients, regarding the safety and effectiveness of our products and the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

■	the size of the market for such product candidate, based on the size of the patient subsets that we are targeting, in the territories for which we gain regulatory approval;
■	the recommendations with respect to our product candidates in guidelines published by various scientific organizations applicable to us and our product candidates;
■	the strength of sales, marketing and distribution support;

■	the timing of any such marketing approval in relation to other product approvals;
■	any restrictions on concomitant use of other medications;
■	support from patient advocacy groups;
■	media coverage regarding psychedelic substances;
■	the ability to obtain sufficient third-party coverage and adequate reimbursement; and
■	the prevalence and severity of any side effects.
If government and other third-party payors do not provide coverage and adequate reimbursement levels for any products we commercialize, market acceptance and commercial success would be reduced.
The successful commercialization of our product candidates in the United States will depend in part on the extent to which third-party payors, including governmental authorities and private health insurers, provide coverage and adequate reimbursement levels, as well as implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.
Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States and in other countries, patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. The availability of coverage and adequacy of reimbursement for our products by third-party payors, including government healthcare programs (e.g., Medicare, Medicaid, TRICARE), managed care providers, private health insurers, health maintenance organizations and other organizations is essential for most patients to be able to afford medical services and biopharmaceutical products such as our product candidates. Third-party payors decide which medications they will pay for and establish reimbursement levels.
In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent our products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Factors payors consider in determining reimbursement are based on whether the product is:
■	a covered benefit under its health plan;
■	safe, effective and medically necessary;
■	appropriate for the specific patient;
■	cost-effective; and
■	neither experimental nor investigational.
Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for our products and related treatments will be available from third-party payors. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.
In the United States, no uniform policy for coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for our products can differ significantly from payor to payor. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product. Third-party payors may also limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. We cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates.
A decision by a third-party payor not to cover or not to separately reimburse for our medical products or therapies using our products could reduce physician utilization of our products once approved. Assuming there is coverage for our product candidates, or therapies using our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States will be available for our current or future product candidates, or for any procedures using such product candidates, and any reimbursement that may become available may not be adequate or may be decreased or eliminated in the future.
Further, increasing efforts by third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost effectiveness of our products, in addition to the costs required to obtain FDA, EMA or other comparable foreign regulatory approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Our product candidates may nonetheless not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. We expect to experience pricing pressures from third-party payors in connection with the potential sale of any of our product candidates.
Our business and commercialization strategy depends on our ability to identify, qualify, prepare, certify, and support third-party clinics or treatment centers offering any of our product candidates, if approved. If we are unable to do so, our commercialization prospects would be limited and our business, financial condition, and results of operations would be harmed.
Our commercial success with GH001, GH002 or any future product candidates, if approved, will be dependent upon our ability to identify, qualify, prepare, certify, and support third-party clinics or treatment centers that administer our product candidates. We expect that GH001, GH002 and any future product candidates will be administered in qualified third-party clinics or treatment centers by certified healthcare providers. Because we intend to work with third-party centers and providers who agree to adhere to our treatment protocols, possibly under an FDA REMS or a Risk Management Program, or RMP, in Europe with restricted distribution methods, we may face limitations on the number of sites available to administer GH001, GH002 or future product candidates. Moreover, sites may have difficulty satisfying the requirements of any REMS or RMP. Any limitations on the sites available to administer GH001, GH002 or future product candidates could make it impracticable or impossible for some potential patients to access our product candidates, if approved, which could limit the overall size of our potential patient population and harm our future results of operations.
If we are unable to establish or collaborate with a sufficient network of third-party clinics or treatment centers certified under applicable standards, including regional, national, state or other applicable standards as needed to administer GH001, GH002 or any future product candidate, including the certifications that such third-party clinics or treatment centers may require under a potential REMS in the United States or RMP in Europe, it would have a material adverse effect on our business and ability to grow and would adversely affect our results of operations and commercialization efforts.

Given the novel nature and scheduled drug aspect of our treatment, third-party clinics or treatment centers may face additional financial and administrative burdens in order to deliver any approved therapy, including adhering to a REMS in the United States or an RMP in Europe. The process for a third-party clinic or treatment center to comply with a REMS can be costly and time-consuming, which could delay a third-party clinic or treatment centers’ ability to administer our product candidates and materially adversely affect our commercialization trajectory. Furthermore, third-party clinics or treatment centers will need to ensure that they have the necessary infrastructure and equipment in order to deliver GH001, GH002 or any future product candidates, such as adequate ancillary equipment and sufficient treatment rooms. This may deter third-party clinics or treatment centers from providing GH001, GH002 or any future product candidates and reduce our ability to expand our network and generate revenue.
Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.
In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. Some countries have a separate decision-making process in addition to whether the government or state insurers will reimburse the price for the product. The requirements governing drug pricing vary widely from country to country. For example, in the European Union, member states can restrict the range of medicinal products for which their national health insurance systems provide reimbursement and they can control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A member state may approve a specific price for the medicinal product. In the United Kingdom, it instead adopts a system of direct or indirect controls on the profitability of the innovator company placing the medicinal product on the market. Approaches between member states are diverging. For example, in France, effective market access will be supported by agreements with hospitals and products may be reimbursed by the Social Security Fund. The price of medicines is negotiated with the Economic Committee for Health Products, or CEPS. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower and may be insufficient to generate commercially reasonable revenues and profits.
Even if we obtain approval of any of our product candidates in the United States or Europe, we may never obtain approval or commercialize such products in other countries, which would limit our ability to realize their full market potential.
In order to market any products in the United States or European Union, we must establish and comply with numerous and varying regulatory requirements regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals outside of where our clinical trials currently have been conducted could result in significant delays, difficulties and costs for us and may require additional nonclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved, we may not be able to generate product revenue.
We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If any of our product candidates ultimately receives regulatory approval, we expect to establish a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming. We have no prior experience as a company in the marketing, sale and distribution of biopharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may also choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.
Risks Related to Ongoing Regulatory and Legal Compliance
Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.
We plan to conduct business globally and may file income tax returns in multiple jurisdictions in the future. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the OECD’s Pillar One and Pillar Two initiatives and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.
We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall our effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken or will take, which could result in increased tax liabilities. For example, The Office of the Revenue Commissioners of Ireland, or Revenue, or another tax authority could challenge our potential future allocation of income by tax jurisdiction and the amounts paid between potential future affiliated companies pursuant to potential future intercompany arrangements and transfer pricing policies, including amounts to be paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. Additionally, a tax authority could assert that we are tax resident in a jurisdiction where we believe we are not. A change of tax residency could subject us to a higher tax rate or an exit tax.
A tax authority may take the position that material tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.
We exercise significant judgment when determining tax filing positions. The tax rules and regulations are very complex and there can be no assurance that management’s interpretation and application of these rules and regulations to determine tax filing positions will be accepted by the tax authorities. If the tax authorities reject a tax filing position taken by the Company, it could have a material adverse effect on our financial position and operating results. There is a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany transactions resulting in higher tax obligations in one or more tax jurisdictions. Management’s experience has been that the tax authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more jurisdictions, it could result in the Company experiencing a higher effective tax rate that could be material. Management regularly consults with professional tax advisors when establishing tax filing positions and believes that the tax filing positions taken are in accordance with tax regulations; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.
We may be unable to use net operating loss and tax credit carry-forwards and certain built-in losses to reduce future tax payments or benefit from favorable Irish tax legislation.
As an Irish incorporated and tax resident company, we are subject to Irish corporate taxation on our worldwide profits. Due to the nature of our business, we have generated losses since inception and therefore have not paid any Irish corporation tax. As of December 31, 2020, we had unused net operating losses of $835 thousand. Subject to any relevant utilization criteria and restrictions (including those that can restrict the use of carried forward losses where there is a change of ownership of more than half of our ordinary shares and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry-forward and utilization against future operating profits.
As a company that carries out extensive research and development activities, we seek to benefit from the Irish research and development tax credit for certain expenditure on research and development activities, plant and machinery and buildings as set out in the Taxes Consolidation Act 1997 of Ireland, or the TCA, and the Taxes Consolidation Act 1997 (Prescribed Research and Development Activities Regulations) 2004. Credit is given at 25% of allowable expenditure subject to satisfying the applicable conditions.
We may benefit from Ireland’s Knowledge Development Box regime in the future, under which an eligible company will be entitled to a corporate tax deduction equal to 50% of its qualifying profits. Qualifying profits are profits directly attributable to the exploitation of certain types of IP (patents, copyrighted computer software) that have been developed by the Irish company through qualifying R&D activities undertaken by the Irish company. In effect, such qualifying profits are taxed at 6.25% where the conditions of the regime are met. The availability of the relief is fact dependent and we will consider the applicability of this relief as our activities progress.
When taken in combination with the research and development tax credit, we expect a long-term rate of Irish corporation tax lower than the statutory rate to apply to us. If, however, there are unexpected adverse changes to the Irish research and development tax credit regime or the Knowledge Development Box regime, or for any reason we are unable to qualify for such regimes, or we are unable to use net operating loss and tax credit carry-forwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.
We may become subject to U.S. federal and state forfeiture laws which could negatively impact our business operations.
Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, seizure of assets, disgorgement of profits, cessation of business activities or divestiture. As an entity that conducts business involving 5-MeO-DMT, we are potentially subject to federal and state forfeiture laws (criminal and civil) that permit the government to seize the proceeds of criminal activity. Civil forfeiture laws could provide an alternative for the federal government or any state (or local police force) that wants to discourage residents from conducting transactions with 5-MeO-DMT- related businesses but believes criminal liability is too difficult to prove beyond a reasonable doubt. Also, an individual can be required to forfeit property considered to be the proceeds of a crime even if the individual is not convicted of the crime, and the standard of proof in a civil forfeiture matter is lower than the standard in a criminal matter. Depending on the applicable law, whether federal or state, rather than having to establish liability beyond a reasonable doubt, the federal government or the state, as applicable, may be required to prove that the money or property at issue is proceeds of a crime only by either clear and convincing evidence or a mere preponderance of the evidence.
Investors located in jurisdictions where 5-MeO-DMT remains illegal may be at risk of prosecution under conspiracy, aiding and abetting, and money laundering statutes, and be at further risk of losing their investments or proceeds under forfeiture statutes. Many jurisdictions remain fully able to take action to prevent the proceeds of 5-MeO-DMT businesses from entering their state. Our investors and prospective investors should be aware of these potentially relevant laws in considering whether to invest in us.
We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, be precluded from manufacturing GH001 and GH002 and developing and selling GH001, GH002 or any future product candidates outside the United States or be required to develop and implement costly compliance programs, which could adversely affect our business, results of operations and financial condition. Our directors and managers might also be subject to criminal penalties, including jail time.
Our operations are subject to anti-corruption laws, including the Criminal Justice (Corruption Offences) Act 2018 of Ireland, or Criminal Justice Act, the U.S. Foreign Corrupt Practices Act, or FCPA, the UK Bribery Act 2010, or UK Bribery Act, and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Criminal Justice Act, FCPA and these other laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage.
The Criminal Justice Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, a financial or other advantage to government officials or other persons to induce them to improperly perform a relevant function or activity (or reward them for such behavior).
Under the Criminal Justice Act and under the UK Bribery Act we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We, along with those acting on our behalf and our commercial partners, operate in a number of jurisdictions that pose a high risk of potential Criminal Justice Act or FCPA or UK Bribery Act violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Criminal Justice Act, FCPA, UK Bribery Act or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
Compliance with the FCPA and the UK Bribery Act in particular, is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA and the UK Bribery Act present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.
In the future, we may operate in jurisdictions that pose a high risk of potential Criminal Justice Act, FCPA or UK Bribery Act violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Criminal Justice Act, FCPA, UK Bribery Act or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. If we expand our operations, we will need to dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in member states of the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. In addition, various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from manufacturing GH001 or GH002 and developing and selling GH001, GH002 or any future product candidates outside of the United States, which could limit our growth potential and increase our development costs.
There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Criminal Justice Act, the FCPA, the UK Bribery Act or other legal requirements, including Trade Control laws. If we are not in compliance with the Criminal Justice Act, the FCPA, the UK Bribery Act and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which would have an adverse impact on our business, financial condition, results of operations and liquidity. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions. Any investigation of any potential violations of the Criminal Justice Act, the FCPA, other anti-corruption laws or Trade Control laws by Irish, U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.
Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.
Although we do not currently have any products on the market, upon commercialization of our product candidates, if approved, we will be subject to additional healthcare statutory and regulatory requirements and oversight by federal and state governments in the United States as well as foreign governments in the jurisdictions in which we conduct our business. Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, third-party payors, customers and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business or financial arrangements.
The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:
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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but they are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor;

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the federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs; knowingly making, using or causing to be made or used, a false record or statement material to a false, fictitious or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;
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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false fictitious or fraudulent statement or entry in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, certain requirements relating to the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their respective “business associates,” those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

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the federal Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to direct or indirect payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers including physician assistants and nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives;

■	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous U.S. state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and other relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of biopharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health and other personal information, some of which may be more stringent than those in the United States (such as the European Union’s General Data Protection Regulation, or GDPR, which became effective in May 2018) in certain circumstances, and may differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of biopharmaceutical products is subject to additional requirements and regulations, including extensive record keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of biopharmaceutical products.
If the FDA, EMA or a comparable foreign regulatory authority approves any of our product candidates, we will be subject to an expanded number of these laws and regulations and will need to expend resources to develop and implement policies and processes to promote ongoing compliance. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.
It is possible that governmental and enforcement authorities will conclude that our business practices, including our arrangements with physicians and other healthcare providers, some of whom may receive stock options as compensation for services provided, may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to significant sanctions, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, reputational harm, exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to similar penalties. Any action for violation of these laws, even if successfully defended, could cause us to incur significant legal expenses and divert management’s attention from the operation of the business. In addition, the approval and commercialization of any product candidate we develop outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. All of these could harm our ability to operate our business and our financial results.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
Our actual or perceived failure to comply with applicable health information and data protection laws and regulations, standards and other requirements could lead to governmental enforcement actions, including civil or criminal penalties, private litigation, and adverse publicity and could negatively affect our operating results and business.
We and any potential collaborators may be subject to U.S. and foreign federal, state and local laws and regulations that address privacy and data security. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health and personal information privacy laws, and federal and state consumer protection laws, govern the collection, use, processing, storage, transmission, disclosure, destruction and protection of health-related and other personal information. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, which are subject to privacy and security requirements under HIPAA, as amended by HITECH. To the extent that we act as a business associate we may also be subject to the privacy and security provisions of HIPAA, as amended by HITECH, which restricts the use and disclosure of patient-identifiable health information, mandates the adoption of certain standards relating to the privacy and security of patient-identifiable health information, and requires the reporting of certain security breaches to healthcare provider customers with respect to such information. Additionally, many states have enacted similar laws that may impose more stringent requirements on entities like ours. Depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative penalties if we obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.
Additionally, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for California consumers (as that term is defined in the legislation) and new operational requirements for companies that process information of California residents, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action and statutory damages for data breaches that is expected to increase data breach litigation. While there is currently an exception under the CCPA for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may nevertheless impact certain of our business activities depending on how the CCPA will be interpreted, and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information. In addition, California voters recently approved the California Privacy Rights Act of 2020, or CPRA, which goes into effect on January 1, 2023. Unless amended, the CPRA will impose additional obligations on companies covered by the legislation and significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and CPRA. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Other states and the U.S. federal government are considering comprehensive privacy laws, and on March 2, 2021, the Virginia Consumer Data Protection Act, or CDPA, was signed into law. The CDPA becomes effective January 1, 2023 and contains provisions that require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information.
The collection, use, storage, disclosure, transfer, or other processing of personal data (including health data processed in the context of clinical trials) regarding EU data subjects in the European Economic Area, or EEA, and/or carried out in the context of the activities of our establishment in any EEA member state, is subject to the GDPR, which became effective on May 25, 2018.

The GDPR is wide-ranging in scope and imposes numerous additional requirements on companies that process personal data of individuals residing in Europe, including imposing special requirements in respect of the processing of health and other sensitive data, requiring that consent of individuals to whom the personal data relates is obtained in certain circumstances, requiring additional disclosures to individuals regarding data processing activities, requiring that appropriate safeguards are implemented to protect the security and confidentiality of personal data, creating mandatory data breach notification requirements in certain circumstances, and requiring that certain measures (including contractual requirements) are put in place when engaging third-party data processors. The GDPR permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenue, whichever is greater. The GDPR also provides individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction and objection, and confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Economic Area, including the United States, unless the parties to the transfer have implemented safeguards to protect the transferred personal information. The Court of Justice of the European Union, or CJEU, recently raised questions about whether the European Commission’s Standard Contractual Clauses, one of the primary mechanisms used by companies to import personal information from Europe, complies with the GDPR. While the CJEU upheld the validity of the Standard Contractual Clauses, the CJEU ruled that the underlying data transfers must be assessed on a case-by-case basis by the data controller to determine whether the personal information will be adequately protected. Further, the European Commission recently proposed updates to the Standard Contractual Clauses. At present, there are few if any viable alternatives to the Standard Contractual Clauses and there is uncertainty regarding how to ensure that transfers of personal information from Europe to the United States might be adequately protected so as to comply with the GDPR. As such, any transfers by us, or our vendors, of personal information from Europe may not comply with European data protection laws and may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions. Loss of our ability to transfer personal information from the European Economic Area may also require us to increase our data processing capabilities in those jurisdictions at significant expense.
Further, the United Kingdom’s withdrawal from the European Union and European Economic Area on January 31, 2020 has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retains the EU GDPR in the United Kingdom’s national law. In particular, the collection, use, storage, disclosure, transfer, or other processing of personal data (including health data processed in the context of clinical trials) regarding data subjects in the United Kingdom and/or carried out in the context of the activities of our establishment in the United Kingdom is subject to the UK GDPR and the UK Data Protection Act of 2018. However, it is still unclear whether the transfer of personal information from the European Economic Area to the United Kingdom will remain lawful under the GDPR in the longer term, although this is currently subject to a bridge, allowing for lawful transfers until June 30, 2021 while awaiting an adequacy decision from the European Data Protection Board. If adequacy is granted, this will last for a period of four years before being reconsidered.
In addition, Europe and other foreign jurisdictions have enacted laws, regulations, standards and common practices that relate to the privacy of clinical trial data, including as a condition to approve clinical trials. These requirements are evolving and uncertain and they may result in delays to our ability to launch clinical trials or limit the jurisdictions in which we may conduct clinical trials.
The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR. While we have taken steps to comply with the GDPR and implementing legislation in applicable EEA member states, including by seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller or joint controller, reviewing our security procedures and those of our vendors and collaborators, and entering into data processing agreements with relevant vendors and collaborators, we cannot be certain that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful.
The regulatory framework for data privacy and security issues in the United States and abroad is rapidly evolving and likely to remain uncertain for the foreseeable future. Compliance with applicable privacy and data protection laws and regulations is a rigorous and time-intensive process and could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose certain data, or in some cases, impact our ability to operate in certain jurisdictions. Despite our efforts to bring our practices into compliance with these laws and regulations, we may not be successful in our efforts to achieve compliance due to internal or external factors, such as resource allocation limitations or a lack of vendor cooperation. In addition, because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner inconsistent with our data management practices. Our failure or perceived failure to comply with these laws, regulations and obligations could result in government investigations, proceedings and enforcement actions (which could include civil, criminal and administrative penalties), public statements against us by government entities, private parties, consumer advocacy groups or others, private litigation, contractual penalties, monetary damages and/or adverse publicity, and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.
Changes in U.S. and foreign regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.
In the United States and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative initiatives and regulatory changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the ACA was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. biopharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations; established annual fees and taxes on manufacturers of certain branded prescription drugs; and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70%) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.
Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA. Various portions of the ACA are currently undergoing legal and constitutional challenges in the U.S. Supreme Court; the Trump Administration issued several executive orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers or manufacturers of pharmaceuticals or medical devices; and Congress considered several pieces of legislation aimed at significantly revising or repealing the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have passed. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs, including aggregate reductions of Medicare payments to providers of up to 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, unless additional Congressional action is taken. However, pursuant to Congressional action, these Medicare sequester reductions were suspended through December 31, 2021 due to the COVID-19 pandemic. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the BBA, among other things, amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount (from 50% under the ACA to 70%) that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”
Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The FDA also released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. Although a number of these and other measures may require additional authorization to become effective, Congress and the Biden administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.
At the state level in the United States, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biologic product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions on coverage or access could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates that we successfully commercialize or put pressure on our product pricing.
In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidate, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.
Legislation changes may also affect the legal requirements under which we perform our technical, nonclinical and clinical development of our product candidates and the medical devices required to deliver such product candidates, and they may affect how the FDA, EMA and comparable foreign regulatory agencies review and approve new drug products, drug-device combination products or medical devices. For example, on April 5, 2017, the European Parliament passed the MDR, which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member states. The MDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the European Economic Area for medical devices and ensure a high level of safety and health while supporting innovation.
The MDR is currently scheduled to become applicable on May 26, 2021. Once applicable, the new regulations will, among other things:
■	strengthen the rules on placing medical devices on the market and reinforce surveillance once they are available;
■	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of medical devices placed on the market;

■	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
■	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union;
■	strengthened rules for the assessment of certain high-risk medical devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.
These modifications may have a significant effect on the way we can develop our product candidates and the medical devices required to deliver such product candidates, and may delay our development significantly.
In the United Kingdom, medical devices will continue to be regulated by laws equivalent to the EU directives and the government is consulting on new laws which are planned to take effect from the end of December 2022. These new laws will impose an additional regulatory burden for any products we intend to market in Great Britain, as Northern Ireland will remain subject to EU law.
In addition, the European Union has adopted the Clinical Trials Regulation, or Regulation 536/2014, or CTR, in April 2014, which is expected to come into application in 2022. The CTR will be directly applicable in all the EU member states, repealing the current Clinical Trials Directive. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new CTR becomes applicable. The extent to which ongoing clinical trials will be governed by the CTR will depend on when the CTR becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the CTR becomes applicable the CTR will at that time begin to apply to the clinical trial. The CTR harmonizes the assessment and supervision processes for clinical trials throughout the European Union via a Clinical Trials Information System, which will notably contain a centralized EU portal and database.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or in any other jurisdictions. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.
In the United States, inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. federal government has shut down several times and certain regulatory agencies, such as the FDA have had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to temporarily postpone most inspections of foreign manufacturing facilities along with routine surveillance inspections of domestic manufacturing facilities. On July 10, 2020, the FDA announced its goal of restarting domestic onsite inspections during the week of July 20, but such activities would depend on data about the virus’ trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. In April 2020, the FDA stated that its New Drug Program was continuing to meet program user fee performance goals, but due to many agency staff working on COVID-19 activities, it was possible that the FDA would not be able to sustain that level of performance indefinitely. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
EU drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the European member states.
We ultimately intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of drugs is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.
Much like the federal Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU member states, and in respect of the United Kingdom (which is no longer a member of the European Union), the UK Bribery Act of 2010. Infringement of these laws could result in substantial fines and imprisonment.
Payments made to physicians in certain EU member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU member states. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
In addition, in most foreign countries, including those in the European Union, the United Kingdom and the European Economic Area, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical study or other studies that compare the cost effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales and the potential profitability of any of our product candidates in those countries would be negatively affected.
Legal, political and economic uncertainty surrounding the exit of the United Kingdom from the European Union may be a source of instability in international markets, create significant currency fluctuations, adversely affect our operations in the United Kingdom and pose additional risks to our business, revenue, financial condition, and results of operations.
On June 23, 2016, the United Kingdom held a referendum in which a majority of the eligible members of the electorate voted to leave the European Union, commonly referred to as Brexit. Pursuant to Article 50 of the Treaty on European Union, the United Kingdom ceased being a member state of the European Union on January 31, 2020. The implementation period began February 1, 2020 and continued until December 31, 2020, during which the United Kingdom continued to follow all of the European Union’s rules, the European Union’s pharmaceutical law remained applicable to the United Kingdom and the United Kingdom’s trading relationship remained the same. The United Kingdom and the European Union have signed an EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and will become formally applicable once ratified by both the United Kingdom and the European Union. This agreement provides details on how some aspects of the United Kingdom and European Union’s relationship will operate going forward, however there are still many uncertainties and how the TCA will take effect in practice is still largely unknown. The lack of clarity with future UK laws and regulations and their interaction with the EU laws and regulations may negatively impact foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict access to capital.
The uncertainty concerning the United Kingdom’s legal, political and economic relationship with the European Union after Brexit may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) beyond the date of Brexit.
These developments may have a significant adverse effect on global economic conditions and the stability of global financial markets and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the UK financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.
In addition, if other EU member states pursue withdrawal, barrier-free access in the European Economic Area could be diminished or eliminated. The long-term effects of Brexit will depend on how the terms of the TCA take effect in practice and any further agreements (or lack thereof) between the United Kingdom and the European Union.
Such a withdrawal from the European Union is unprecedented, and it is unclear how the restrictions on the United Kingdom’s access to the European single market for goods, capital, services and labor within the European Union, or single market, and the wider commercial, legal and regulatory environment, will impact our current and future operations (including business activities conducted by third parties and contract manufacturers on our behalf) and clinical activities in the United Kingdom. In addition to the foregoing, our UK operations support our current and future operations and clinical activities in the European Union and European Economic Area, and these operations and clinical activities could be disrupted by Brexit.
We may also face new regulatory costs and challenges that could have an adverse effect on our operations. The United Kingdom will lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers that could make our doing business in the United Kingdom more difficult. Since the regulatory framework in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime with respect to the approval of our product candidates in the United Kingdom now that the UK legislation can diverge from EU legislation.
For instance, Great Britain will now no longer be covered by the centralized procedures for obtaining EEA-wide marketing and manufacturing authorizations from the EMA (under the Northern Irish Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland) and a separate process for authorization of drug products will be required in Great Britain, resulting in an authorization covering the United Kingdom or Great Britain only. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and restrict our ability to generate revenue and achieve and sustain profitability. The majority of our nonclinical and manufacturing work is done by CMOs, in the United Kingdom. In particular, the United Kingdom no longer being a part of the EU customs union may result in delays in importation and exportation of our clinical trial materials product candidates, and disruption of the supply chain for our clinical trial materials and product candidates. If any of these outcomes occurs, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for our product candidates, which could significantly and materially harm our business. Even prior to any change to the United Kingdom’s relationship with the European Union, the announcement of Brexit has created economic uncertainty surrounding the terms of Brexit, and its consequences could adversely impact customer confidence resulting in customers reducing their spending budgets on our product candidates, if approved, which could adversely affect our business, financial condition, results of operations and could adversely affect the market price of our ordinary shares.
If we or any third parties working with 5-MeO-DMT whom we engage fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.
We, and third parties working on our behalf, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations and the operations of third parties operating on our behalf may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In particular, there is limited toxicology data on 5-MeO-DMT, and the risk of contamination and injury is higher as we and third parties working on our behalf work with 5-MeO-DMT in its aerosolized form. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
We maintain employer’s liability insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.
Risks Related to Intellectual Property
We rely on applications for patents and other intellectual property rights to protect our GH001 and GH002 product candidates, the prosecution, enforcement, defense and maintenance of which may be challenging and costly. Failure to adequately prosecute, maintain, enforce or protect these rights could harm our ability to compete and impair our business.
Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights relating to GH001 and GH002, any future product candidates, methods used to manufacture the underlying therapeutic substances, compositions and methods for treating patients using those substances and therapies and medical devices used to deliver such substances and therapies, or licensing such rights from third parties. Failure to obtain, maintain, protect, enforce or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market GH001, GH002 and any future product candidates, and medical devices to deliver such product candidates. We also rely on trade secrets and know-how to develop and maintain our proprietary and intellectual property position. Any failure to protect our trade secrets and know-how could similarly adversely affect our operations and prospects.
We do not currently own or exclusively license any issued patents, and we cannot be certain that patents will be issued or granted with respect to our or any of our future licensors’ pending and future patent applications, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of companies like ours is generally uncertain because it involves complex legal and factual considerations and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights is highly uncertain. The standards applied by the European Patent Office, the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical patents. Consequently, patents may not issue from our pending patent applications, and even if they do issue, such patents may not issue in a form that effectively prevents others from developing or commercializing competing therapies. As such, we do not know the degree of future protection that we will have on our proprietary therapies. This risk is further heightened with respect to our GH001 and GH002 product candidates given that 5-MeO-DMT is a naturally occurring substance and therefore is not subject to patent protection.
The patent prosecution process is expensive, complex and time-consuming, and we and any of our third-party licensors, licensees, or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of research, development or commercialization activities before it is too late to pursue patent protection on them. In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors, and other third parties, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not published until and unless granted. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that for any in-licensed patents or pending patent applications, the named applicant(s) were the first to make the inventions claimed in such patents or pending patent applications or that the named applicant(s) were the first to file for patent protection for such inventions.

Moreover, in some circumstances, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering technology that we license from or license to third parties, and may be reliant on our licensors, licensees or collaboration partners to do so. Therefore, these patents and applications may not be prepared, filed, prosecuted, maintained, enforced or defended in a manner consistent with the best interests of our business. If any of our current or future licensors, licensees or collaboration partners fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If any of our licensors, licensees or collaboration partners are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patents and other intellectual property rights, such rights could be compromised and our right to develop and commercialize our product candidates that are subject to such license rights could be adversely affected.
The patent examination process may also require us or our licensors, licensees or collaboration partners to narrow the scope of the claims of our or our licensors’, licensees’ or collaboration partners’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure you that all of the potentially relevant prior art relating to our or any of our licensors’, licensees’ or collaboration partners’ patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our or any of our licensors’, licensees’ or collaboration partners’ patents may be challenged in the courts or patent offices in the United States and abroad. Even if patents do successfully issue and even if such patents cover GH001, GH002 and any future product candidates, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation proceedings in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and therapies, or limit the duration of patent protection of our technology and product candidates.
Our and our licensors’, licensees’ or collaboration partners’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. In addition, patents and other intellectual property rights will not protect our technology, GH001, GH002 or any future product candidates or medical devices to deliver such product candidates if third parties, including our competitors, design around our protected technology, GH001, GH002 or any future product candidates or medical devices to deliver such product candidates without infringing, misappropriating or otherwise violating our owned or in-licensed patents or other intellectual property rights. Moreover, some of our patents and patent applications may be co-owned with third parties in the future. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing therapies and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.
Because patent applications are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors, licensees or collaborators were or will be the first to file any patent application related to a product candidate. Furthermore, if patent applications of third parties have an effective filing date before March 16, 2013, an interference proceeding can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If patent applications of third parties have an effective filing date on or after March 16, 2013, a derivation proceeding can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. In addition, we may be subject to third-party challenges regarding our exclusive ownership of our intellectual property. If a third party were successful in challenging our exclusive ownership of any of our intellectual property, we may lose our right to use such intellectual property, such third party may be able to license such intellectual property to other third parties, including our competitors, and our competitors could market competing therapies and technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.
Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, we may develop, acquire or license intellectual property rights that have been generated through the use of U.S. government funding. As a result, the U.S. government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive, worldwide, irrevocable license authorizing the U.S. government to use the inventions for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.
We may be involved in lawsuits or administrative proceedings to protect or enforce our patents or other intellectual property rights, and issued patents covering one or more of our product candidates could be found invalid or unenforceable if challenged in court.
Competitors or other third parties may infringe, misappropriate or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To protect our competitive position, we may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions and better sustain the costs of such actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon, misappropriating or otherwise violating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United Kingdom, European Union and the United States. We may also fail in enforcing our rights, in which case our competitors and other third parties may be permitted to use our therapies or other technologies without payment to us.
In addition, litigation involving our patents carries the risk that one or more of our patents will be narrowed, held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize our therapies or other technologies, and then compete directly with us, without payment to us.
If we were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States or in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the European Patent Office or the USPTO or made a misleading statement during prosecution. Third parties may also raise challenges to the validity of our patent claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (i.e., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover GH001, GH002 or any future product candidates or medical devices to deliver such product candidates. The outcome following legal assertions of invalidity and unenforceability during patent litigation or other proceedings is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant or third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on GH001, GH002 or one or more of any future product candidates or medical devices to deliver such product candidates. Such a loss of patent protection could have a material adverse impact on our business financial condition, results of operations, and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results.
We may also be subject to claims challenging the inventorship or ownership of our patents and other intellectual property. It is possible that we do not perfect our ownership of all patents, patent applications and other intellectual property. This possibility includes the risk that we do not identify all inventors, or identify incorrect inventors, which may lead to claims disputing inventorship or ownership of our patents, patent applications and other intellectual property by former employees or other third parties. There is also a risk that we do not establish an unbroken chain of title from inventors to us. Errors in inventorship or ownership can sometimes also impact priority claims. If we were to lose the ability to claim priority for certain patent filings, intervening art or other events may preclude us from issuing patents. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to monetary damages, we may lose valuable intellectual property rights. Such an outcome could significantly harm our business and financial results.
Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance, renewal, annuity and various other governmental fees on any issued or applied-for patents are due to be paid to the European Patent Office, the USPTO and foreign patent agencies in several stages over the lifetime of a patent. The European Patent Office, the USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, we may rely on our collaboration partners, law firms or other professionals to pay these fees due to the USPTO and comparable foreign patent agencies and to take the necessary action to comply with such requirements with respect to our intellectual property. While instances of inadvertent non-compliance can, in many cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of a patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our service providers, licensors or collaboration partners fail to maintain the patents and patent applications covering our product candidates, our patent protection could be reduced or eliminated and third parties, including our competitors, might be able to enter the market with similar or identical therapies or technologies, which would have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, if we fail to apply for or otherwise fail to obtain applicable patent term extensions or adjustments as a result of such non-compliance, we will have a more limited time during which we can enforce our granted patent rights. Further, if we are responsible for patent prosecution and maintenance of patent rights in-licensed to us, any of the foregoing could expose us to liability to the applicable patent owner.
If we do not obtain protection under the Hatch-Waxman Amendments and similar foreign legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.
In the United States, if all maintenance fees are paid on time, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but there can be no assurance that any such extensions will be obtained, and the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates, their manufacture or use are obtained, once the patent life has expired, we may be open to competition from competitive therapies or technologies. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates and concomitant therapies might expire before or shortly after such candidates and concomitant therapies are commercialized. As a result, our owned and in-licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing therapies similar or identical to ours.
Depending upon the timing, duration and conditions of FDA marketing approval of GH001, GH002 and any of our future product candidates and medical devices to deliver such product candidates, one or more U.S. patents that we may own or license in the future may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the normal expiration for a patent covering an approved product as compensation for effective patent term loss during product development and the FDA regulatory review process. The patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, is limited to the approved indication (or any additional indications approved during the period of extension) and only one patent per approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method of manufacturing it may be extended. Patent term extension may also be available in certain foreign jurisdictions, including the European Union, upon regulatory approval of any product candidates we develop. However, we may not receive an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will not be lengthened and third parties, including our competitors, may obtain approval to market competing therapies sooner than we expect. As a result, our revenue from applicable therapies could be materially reduced and our business, financial condition, results of operations, and prospects could be materially harmed.
Intellectual property rights do not necessarily address all potential threats to our business and competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
■
others may be able to make compositions that are the same as or similar to GH001, GH002, and any future product candidate compositions, or may be able to make medical devices to deliver such compositions, that are not covered by the claims of the patents that we own or license;

■	the patents of third parties may have an adverse effect on our business;

■
we or our licensors or collaboration partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that we own or license;

■	we or our licensors or collaboration partners might not have been the first to file patent applications covering certain of our or their inventions;
■	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our intellectual property rights;
■	it is possible that current and future pending patent applications we own or in-license will not lead to issued patents;
■	issued patents that we own or in-license may not provide us with any competitive advantage, or may be held invalid or unenforceable as a result of legal challenges by third parties;
■	issued patents that we own or in-license may not have sufficient term or geographic scope to provide meaningful protection;
■
our competitors might conduct research and development activities in countries that provide a safe harbor from patent infringement claims for certain research and development activities or in countries where we do not have patent rights and then use the information learned from such activities to develop competitive therapies for sale in our major commercial markets;

■	third parties performing manufacturing or testing for us using our therapies or technologies could use the intellectual property of others without obtaining a proper license;
■	we may not develop additional technologies that are patentable; and
■
we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property, or otherwise develop similar know-how.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.
We may be subject to claims by third parties asserting that we or our employees, consultants or advisors have misappropriated their intellectual property, including trade secrets, or claiming ownership of what we regard as our own intellectual property.
Many of our consultants, advisors and employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors and potential competitors. Some of these individuals executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we intend that our consultants, advisors and employees do not use proprietary information or know-how of their former employers while working for us, we may be subject to claims that we or these individuals have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. Litigation may be necessary to defend against these claims, regardless of their merit, and we cannot predict whether we would prevail in any such actions. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages, our development and commercialization efforts may be prevented or delayed, and we could be required to obtain a license from such third party to commercialize our therapies or other technologies. Such a license may not be available on commercially reasonable terms or at all. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract our management from its day-to-day activities, and may cause negative publicity.
In addition, we may be subject to claims by our current or former employees or contractors asserting an ownership right in our intellectual property as a result of the work they performed on our behalf. While it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, for which we may not have an adequate remedy, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Intellectual property rights of third parties could adversely affect our ability to compete or commercialize our product candidates. Third parties may allege that we are infringing, misappropriating or otherwise violating their intellectual property rights such that we could be required to litigate or obtain licenses from third parties in order to develop or market our product candidates, which could be costly and have a negative impact on the success of our business.
Our commercial success depends, in part, upon our ability and the ability of our future collaborators to develop, manufacture, market, and sell any product candidates that we may develop and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In the future, we may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to GH001, GH002 or any future product candidates or medical devices to deliver such product candidates. If the outcome of any such proceeding or litigation is adverse to us, it may affect our ability to compete effectively.
Additionally, our competitive position may suffer if patents issued to third parties, or other third-party intellectual property rights, cover our therapies or elements thereof, our manufacture or uses relevant to our development plans, the targets of GH001, GH002 or any future product candidates, or medical devices to deliver such product candidates, or other attributes of GH001, GH002 or any future product candidates. In such cases, we may not be in a position to develop or commercialize such product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms or at all. In the event that a patent has not expired at the time of approval of such product candidate(s) and the patent owner were to bring an infringement action against us, we may have to argue that our product candidates or the manufacture or use of the underlying therapeutic substances do not infringe a valid claim of the patent in question. Alternatively, if we were to challenge the validity of any issued U.S. patent in court, we would need to overcome a statutory presumption of validity that attaches to every U.S. patent. This means that in order to prevail, we would need to present clear and convincing evidence as to the invalidity of the patent’s claims. The same applies to certain other jurisdictions. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. In the event that a third party successfully asserts its patent against us such that such third party’s patent is found to be valid and enforceable and infringed by our product candidates, unless we obtain a license to such patent, under which we would most likely be required to pay various types of fees, milestones, royalties or other amounts, and which may not be available on commercially reasonable terms or at all, we could be prevented from continuing to develop or commercialize our product candidates.
It is possible that we have failed, and in the future may fail, to identify relevant patents or applications that may be asserted against us. For example, certain U.S. patent applications filed after November 29, 2000 can remain confidential until and unless issued as patents, provided that inventions disclosed in the applications have not and will not be the subject of a corresponding application filed outside the United States. In general, patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our therapies could have been filed by others without our knowledge. Furthermore, we operate in a highly competitive field, and given our limited resources, it is unreasonable to monitor all patent applications in the areas in which we are active. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our therapies or the use of our therapies.
Third-party intellectual property right holders, including our competitors, may actively bring infringement, misappropriation or violation claims against us based on existing or future intellectual property rights, regardless of their merit. We may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our therapies. Moreover, we may face patent infringement claims from nonpracticing entities that have no relevant drug revenue and against whom our own patent portfolio may thus have no deterrent effect.
If we are unsuccessful in defending any such claim, in addition to being forced to pay damages, we or our licensees may be temporarily or permanently prohibited from commercializing any of our product candidates that were held to be infringing. If possible, we might be forced to redesign GH001, GH002 or any future product candidates or medical devices to deliver such product candidates so that we no longer infringe the intellectual property rights of third parties, or we may be required to seek a license to any such technology that we are found to infringe, which license may not be available on commercially reasonable terms or at all. Even if we or our licensors or collaboration partners obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaboration partners and it could require us to make significant licensing and royalty payments. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. We could also be required to indemnify collaborators or contractors against such claims. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.
In addition, if the breadth or strength of protection provided by our or our licensors’ or collaboration partners’ patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.
Intellectual property litigation could cause us to spend substantial resources, distract our personnel from their normal responsibilities, harming our reputation and our business operations.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs or in-license needed technology. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development and commercialization activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property proceedings could have a material adverse effect on our ability to compete in the marketplace.
We may not be successful in obtaining or maintaining necessary rights to GH001, GH002 or any future product candidates or any medical devices to deliver such product candidates through acquisitions and in-licenses.
In the future, our programs may require the use of intellectual property or proprietary rights held by third parties, and the growth of our business will likely depend in part on our ability to acquire, in-license, maintain and use these intellectual property and proprietary rights.
For our GH001 inhaled product candidate, we currently acquire the device used to create the inhaled aerosol from a third party. The device and our uses thereof may be covered by one or more patents issued to such third party or other third parties, or other intellectual property rights of such third party or other third parties. We do not currently have a commercial supply agreement with this third party, nor have we established license or development agreements with any alternative provider of a suitable device. It is our intention, for GH001 and for any future delivery platforms that include the use of a device, to either in-license technology or work with a contract development and manufacturing organization, or CDMO, to develop in-house delivery. However, we may not be able to develop an alternative in-house delivery device suitable for GH001, and our competitive position may suffer if we are unable to obtain necessary commercial supply agreements, licenses, or development agreements with this third party or other third parties to use a suitable device in our GH001 inhaled product candidate or future product.
In addition, with respect to any patents we may co-own with third parties, we may require licenses to such co-owners’ interest in such patents. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for GH001, GH002 or any future product candidates or medical devices to deliver such product candidates on commercially reasonable terms or at all. For example, we may collaborate with U.S. and foreign academic institutions to accelerate our nonclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable investigational therapy or program.
The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. If we are unable to successfully acquire or obtain a license to third-party intellectual property rights necessary for the development of an investigational therapy or program, or maintain the existing intellectual property rights we have, we may have to abandon development of that investigational therapy or program, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Furthermore, even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments.
Changes in patent laws or patent jurisprudence could diminish the value of patents in general or prevent us from obtaining adequate patent protection, and thereby impair our ability to protect our product candidates.
As is the case with other companies in our industry, our success is heavily dependent on obtaining, maintaining, protecting and enforcing our intellectual property rights, particularly patents. Obtaining and enforcing patent rights in the pharmaceutical industry involves technological and legal complexity, and is costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, the America Invents Act, or the AIA, enacted in the United States in 2012 and 2013, has resulted in significant changes to the U.S. patent system.
Prior to the enactment of the AIA, assuming that other requirements for patentability are met, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 16, 2013, under the AIA, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention regardless of whether a third party was the first to invent the claimed invention. Under this regime, a third party that files a patent application in the USPTO before us could be awarded a patent covering an invention of ours even if we made the invention before the third party. The AIA requires us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.
Among some of the other significant changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and provide additional opportunities for third parties to challenge any pending patent application or issued patent in the USPTO. Such opportunities include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim in any of our future U.S. patents invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use USPTO procedures to invalidate patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of any of our future U.S. patent applications and the enforcement or defense of any patents that may issue from such patent applications.
Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.
If we fail to comply with our obligations under the agreements pursuant to which we license intellectual property rights to or from third parties, or otherwise experience disruptions to our business relationships with our licensors, licensees or collaborators, we could lose the rights to intellectual property that is important to our business and lose the ability to continue the development and/or commercialization of our product candidates.
We are party to agreements with third parties under which we grant or are granted rights to intellectual property that are potentially important to our business and we expect that we may need to enter into additional license or collaboration agreements in the future. We expect that future license agreements will impose various financial and other obligations on us related to, among other things, therapeutic development and payment of royalties and fees based on achieving certain milestones. In addition, under such future license agreements, we may be prohibited from developing and commercializing therapies that would compete with the therapies licensed under such agreements. If we fail to comply with our obligations under these agreements, our licensor or collaboration partner may have the right to terminate the agreement, including any licenses included in such agreement, and we may face other liabilities for breach of such agreement.
The termination of any license or collaboration agreements or failure to adequately protect our or our collaborators’ rights under such license or collaboration agreements could prevent us from further developing or commercializing GH001, GH002 or any future product candidates or medical devices to deliver such product candidates covered by the agreement or intellectual property licensed thereunder. For example, we may rely on license agreements which grant us rights to certain intellectual property and proprietary materials that we use in connection with the development of our therapies. If such agreements were to terminate, we may be unable to timely license similar intellectual property and proprietary materials from an alternate source, on commercially reasonable terms or at all, and may be required to conduct additional bridging studies on GH001, GH002 or any future product candidates or medical devices to deliver such product candidates or redesign our product candidates, or medical devices, or the methods for manufacturing them, which could delay or otherwise have a material adverse effect on the development and commercialization of GH001, GH002 or any future product candidates or medical devices to deliver such product candidates.
Our existing and future license agreements may also contain sublicenses from third parties which are not the original licensor of the intellectual property at issue. Under these agreements, we must rely on our licensor to comply with its obligations under the primary license agreements under which such third party obtained rights in the applicable intellectual property, where we may have no relationship with the original licensor of such rights. If our licensors fail to comply with their obligations under these upstream license agreements, the original third-party licensor may have the right to terminate the original license, which may terminate the sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property and, in the case of a sublicense, if we were not able to secure our own direct license with the owner of the relevant rights, which we may not be able to do at a reasonable cost or on reasonable terms, it may adversely affect our ability to continue to develop and commercialize GH001, GH002 or any future product candidates or medical devices to deliver such product candidates incorporating the relevant intellectual property.
Disputes may arise regarding intellectual property subject to a license or collaboration agreement, including the following:
■	the scope of rights granted under the agreement and other interpretation-related issues;
■
whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor or collaboration partner that is not subject to the agreement;

■	the sublicensing of patents and other rights under any current or future collaboration relationships;
■	our diligence obligations under the agreement and what activities satisfy those diligence obligations;
■	our rights to transfer or assign the agreement;
■	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our collaboration partners; and
■	the priority of invention of patented technology.
In addition, third-party license and collaboration agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidate, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.
Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and protect other proprietary information.
We consider our trade secrets and proprietary confidential and unpatented know-how to be important to our business. We rely on trade secrets and confidential know-how to protect our proprietary technology, especially where patent protection is believed to be of limited value. However, trade secrets and know-how are difficult to maintain as confidential and we may, at times, have to share our trade secrets and confidential know-how with third parties with whom we collaborate for the development, manufacturing or commercialization of our current or future product candidates or under joint research and development programs.
To protect this type of information against disclosure or misappropriation by third parties and our competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or confidential know-how. Also, current or former employees, consultants, contractors and advisors may unintentionally or willfully disclose our trade secrets and confidential know-how to our competitors and other third parties or breach such agreements, and we may not be able to obtain an adequate remedy for such breaches. Monitoring unauthorized uses and disclosures is difficult, and enforcing a claim that a third party illegally obtained and is using our trade secrets or confidential know-how is difficult, expensive, time-consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction and courts outside the United States are sometimes less willing to protect trade secrets. Furthermore, if a competitor or other third party lawfully obtained or independently developed any of our trade secrets or confidential know-how, we would have no right to prevent such competitor or other third party from using that technology or information to compete with us, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating such trade secrets. If any of our trade secrets were to be disclosed to, or independently developed by a competitor or other third party, or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be materially and adversely harmed.
Failure to obtain or maintain trade secret protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets or confidential know-how.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
We expect to rely on trademarks in the future as a means to distinguish our product candidates that are approved for marketing from the products of our competitors. We have not yet selected trademarks for our product candidates and have not yet begun the process of applying to register trademarks for GH001, GH002 or any future product candidates. Once we select trademarks and apply to register them, our trademark applications may not be approved. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, in which case we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Accordingly, we may not be able to adequately protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. If other entities use trademarks similar to ours in different jurisdictions, or have senior rights to ours, it could interfere with our use of our trademarks throughout the world.
We may not be able to protect our intellectual property rights throughout the world and may face difficulties in certain jurisdictions, which may diminish the value of intellectual property rights in those jurisdictions and negatively impact our business.
We or our licensors have not pursued or maintained, and may not pursue or maintain in the future, patent protection for our product candidates in every country or territory in which we may sell our products, if approved. Filing, prosecuting and defending patents covering product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive and our licensors’ or collaboration partners’ intellectual property rights in some countries outside of, for instance, the member states of the European Patent Convention and the United States, could be less extensive than those in the member states of the European Patent Convention and the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling therapies or importing therapeutic compositions made using our inventions in and into, for instance, the member states of the European Patent Convention and the United States, or other jurisdictions. In addition, we may decide to abandon national and regional patent applications before grant. Furthermore, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.
Competitors may use our and our licensors’ or collaboration partners’ technologies in jurisdictions where we have not obtained patent protection to develop their own therapies and, further, may export otherwise infringing therapies to territories where we and our licensors or collaboration partners have patent protection, but where enforcement is not as strong as in other jurisdictions. These therapies may compete with GH001, GH002 or any future product candidates, and our and our licensors’ or collaboration partners’ patents or other intellectual property rights may not be effective or sufficient to prevent them from so competing.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in, for instance, the member states of the European Patent Convention and the United States, and companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.
Some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors or collaboration partners is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.
Proceedings to enforce our and our licensors’ or collaboration partners’ patent rights in foreign jurisdictions could result in substantial costs and divert our and our licensors’ or collaboration partners’ efforts and attention from other aspects of our business, regardless of whether we or our licensors or collaboration partners are successful, and could put our and our licensors’ or collaboration partners’ patents at risk of being invalidated or interpreted narrowly. In addition, such proceedings could put our and our licensors’ or collaboration partners’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors or collaboration partners. We or our licensors or collaboration partners may not prevail in any lawsuits that we or our licensors or collaboration partners initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Risks Related to Our Dependence on Third Parties
We rely on third parties to assist in conducting our nonclinical studies and clinical trials. If they do not perform satisfactorily, we may not be able to initiate new clinical trials, successfully complete clinical trials, obtain regulatory approval or commercialize our product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed.
We have relied upon and plan to continue to rely upon third parties, such as laboratories, CROs, clinical data management organizations, medical institutions, clinical investigators and consultants, to organize, support or conduct our nonclinical studies and clinical trials and expect to rely on these third parties to conduct nonclinical studies and clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.
Although our reliance on these third parties for nonclinical and clinical development activities limits our control over these activities, we remain responsible for ensuring that each of our nonclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. Moreover, human clinical research must comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and IRBs. If we or our third-party contractors fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the regulatory authorities may require us to perform additional clinical trials before approving our product candidates, which would delay the regulatory approval process. We cannot be certain that, upon inspection, a regulatory authority will determine that any of our clinical trials comply with GCPs.
The third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These outside contractors may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.
If our relationships with any third parties conducting our studies are terminated, we may be unable to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. Switching or adding third parties to conduct our studies involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired nonclinical and clinical development timelines. Although we carefully manage our relationships with third parties conducting our studies, we cannot assure that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material and adverse effect on our business, financial condition and results of operations.
We also rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or regulatory approval of our product candidates or commercialization of any resulting products, producing additional losses and depriving us of potential product revenue.
The development and manufacture of our active pharmaceutical ingredients, product candidates and medical devices required to deliver such product candidates is complex, and we may encounter difficulties during further development or in production. We currently rely completely on third parties to develop, formulate and manufacture our nonclinical study and clinical trial supplies. The development and commercialization of any of our active pharmaceutical ingredients, product candidates and medical devices required to deliver such product candidates could be stopped, delayed or made less profitable if those third parties fail to provide us with sufficient quantities of such drug supplies or fail to do so at acceptable quality levels, including in accordance with rigorously enforced regulatory requirements or contractual obligations, and our operations could be harmed as a result.
The processes involved in developing and manufacturing our drug substance, product candidates and medical devices required to deliver such product candidates are complex, expensive, highly regulated and subject to multiple risks. Further, as drug substance, product candidates and medical devices required to deliver such product candidates are developed through nonclinical studies, from early-stage clinical trials to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the drug substance, product candidates and medical devices required to deliver such product candidates, such as technical specifications, design, features and manufacturing methods, are altered along the way in an effort to optimize performance, processes and results and to fulfill regulatory requirements, which are stricter for late-stage clinical trials and commercial manufacture than for early-stage trials. We are currently implementing such changes, which carries the risk that they will not achieve the intended objectives, or could lead to delays, and any of these changes could require the conduct of bridging studies and could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials. Additionally, the manner in which we currently manufacture our drug substance and product candidates and medical devices required to deliver such product candidates may not fulfill regulatory requirements for late-stage clinical trials and for commercial use, and there can be no assurance that we will be able to manufacture our drug substance and product candidates in a manner that would fulfill such regulatory requirements in a timely manner, or at all. We have limited experience in drug formulation or manufacturing. Currently, we rely on an extensive network of consultants and contract manufacturers, and in some cases sole source suppliers, for the production of our drug substance, product candidates and medical devices required to deliver such product candidates for current and planned clinical trials.
In order to conduct clinical trials of our product candidates, or supply commercial products, if approved, we will need to manufacture them and the drug substance contained in our product candidates in large quantities. Our CDMOs may be unable to successfully increase the manufacturing capacity for our drug substance and any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our CDMOs are unable to successfully scale up the manufacture of our drug substance or product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or become infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business. The same risk would apply to our internal manufacturing facilities, should we decide to build internal manufacturing capacity in the future. In addition, building internal manufacturing capacity would carry significant risks in terms of being able to plan, design and execute on a complex project to build manufacturing facilities in a timely and cost-efficient manner, and the resources associated with ensuring the ongoing regulatory compliance of such manufacturing facilities would be significant.

In addition, the manufacturing process for any products that we may develop is subject to FDA, EMA, and comparable foreign regulatory authority approval processes and continuous oversight, and we will need to contract with manufacturers who can meet all applicable FDA, EMA and foreign regulatory authority requirements, including complying with cGMPs on an ongoing basis. Although our agreements with our CDMOs require them to perform according to certain cGMP requirements such as those relating to quality control, quality assurance and qualified personnel, we cannot control the ability of our CDMOs to implement and maintain these standards. If we or our third-party manufacturers are unable to reliably produce products to specifications acceptable to the FDA, EMA or other comparable foreign regulatory authorities or maintain a compliance status acceptable to the FDA, EMA, or other comparable foreign regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CDMOs will be able to manufacture the approved product to specifications acceptable to the FDA, EMA, or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods and have an adverse effect on our business, financial condition, results of operations and prospects.
If any third-party manufacturer of our product candidates is unable to increase the scale of its production of our product candidates, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.
In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of our product candidates that we may develop, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of the product. The transition to larger scale production could prove difficult. In addition, if our third-party manufacturers are not able to optimize their manufacturing processes to increase the product yield for our product candidates, or if they are unable to produce increased amounts of our product candidates while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operation.
We depend on third-party suppliers for key raw materials used in our manufacturing processes, as well as for the vaporization device used to administer GH001, some of which are our sole source of supply, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials or medical devices could harm our business.
We rely on our CDMOs to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. We do not have, nor do we expect to enter into, any agreements for the commercial production of these raw materials, and we do not expect to have any control over the process or timing of our CDMOs’ acquisition of raw materials needed to produce our product candidates. Furthermore, we currently purchase the vaporization device with which we administer GH001 from a single third-party manufacturer. We do not have a commercial supply agreement with such third-party manufacturer. Any significant delay in the supply of a product candidate, the raw material components thereof or any device necessary to administer our products for an ongoing clinical trial due to a manufacturer’s need to replace a third-party supplier of raw materials or medical devices could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. Additionally, if our future manufacturers or we are unable to purchase these raw materials to commercially produce any of our product candidates that gains regulatory approvals, or if we are unable to purchase or manufacture medical devices with which we administer any of our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.
Furthermore, for those third-party suppliers who are our sole source of supply of certain materials, we may not have arrangements in place for a redundant or second-source supply of any such materials or medical devices in the event any of our current suppliers cease their operations for any reason. Establishing additional or replacement suppliers for the raw materials used in our product candidates or medical devices used to administer our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay.
We expect to depend on collaborations with third parties for the research, development and commercialization of certain of the product candidates we may develop. If any such collaborations are not successful, we may not be able to realize the market potential of those product candidates.
We are currently seeking and may continue to seek third-party collaborators for the research, development and commercialization of certain of the product candidates we may develop. Our likely collaborators include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, biotechnology companies and academic institutions. If we enter into any such arrangements with any third parties, we will likely have shared or limited control over the amount and timing of resources that our collaborators dedicate to the development or potential commercialization of any product candidates we may seek to develop with them. Our ability to generate revenue from these arrangements with commercial entities will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration that we enter into.
Collaborations involving our research programs, or any product candidates we may develop, pose the following risks to us:
■	collaborators generally have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;
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collaborators may not properly obtain, maintain, enforce or defend intellectual property or proprietary rights relating to our product candidates or research programs, or may use our proprietary information in such a way as to expose us to potential litigation or other intellectual property-related proceedings, including proceedings challenging the scope, ownership, validity and enforceability of our intellectual property;

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collaborators may own or co-own intellectual property covering our product candidates or research programs that results from our collaboration with them, and in such cases, we may not have the exclusive right to commercialize such intellectual property or such product candidates or research programs;

■	we may need the cooperation of our collaborators to enforce or defend any intellectual property we contribute to or that arises out of our collaborations, which may not be provided to us;
■	collaborators may control certain interactions with regulatory authorities, which may impact our ability to obtain and maintain regulatory approval of our product candidates;
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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or research programs or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborators may decide to not pursue development and commercialization of any product candidates we develop or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates or research programs if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

■	collaborators may restrict us from researching, developing or commercializing certain products or technologies without their involvement;
■	collaborators with marketing and distribution rights to one or more product candidates may not commit sufficient resources to the marketing and distribution of such product candidates;
■	we may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control;
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collaborators may grant sublicenses to our technology or product candidates or undergo a change of control and the sublicensees or new owners may decide to take the collaboration in a direction which is not in our best interest;

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collaborators may become bankrupt, which may significantly delay our research or development programs, or may cause us to lose access to valuable technology, know-how or intellectual property of the collaborator relating to our products, product candidates or research programs;

■	key personnel at our collaborators may leave, which could negatively impact our ability to productively work with our collaborators;
■	collaborations may require us to incur short and long-term expenditures, issue securities that dilute our shareholders or disrupt our management and business;
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if our collaborators do not satisfy their obligations under our agreements with them, or if they terminate our collaborations with them, we may not be able to develop or commercialize product candidates as planned;

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collaborations may require us to share in development and commercialization costs pursuant to budgets that we do not fully control and our failure to share in such costs could have a detrimental impact on the collaboration or our ability to share in revenue generated under the collaboration;

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collaborations may be terminated in their entirety or with respect to certain product candidates or technologies and, if so terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates or technologies; and

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collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our development or commercialization program under such collaboration could be delayed, diminished or terminated.

We may face significant competition in seeking appropriate collaborations. Recent business combinations among biotechnology and pharmaceutical companies have resulted in a reduced number of potential collaborators. In addition, the negotiation process is time-consuming and complex, and we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop product candidates or bring them to market and generate product revenue.

If we enter into collaborations to develop and potentially commercialize any product candidates, we may not be able to realize the benefit of such transactions if we or our collaborator elects not to exercise the rights granted under the agreement or if we or our collaborator are unable to successfully integrate a product candidate into existing operations and company culture. The failure to develop and commercialize a product candidate pursuant to our agreements with our current or future collaborators could prevent us from receiving future payments under such agreements, which could negatively impact our revenues. In addition, if our agreement with any of our collaborators terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator’s technology or intellectual property or require us to stop development of those product candidates completely. We may also find it more difficult to find a suitable replacement collaborator or attract new collaborators, and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. Many of the risks relating to product development, regulatory approval, and commercialization described in this “Risk Factors” section also apply to the activities of our collaborators and any negative impact on our collaborators may adversely affect us.
We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions or alliances.
We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure that, following any such acquisition, we will achieve the expected synergies to justify the transaction.
Risks Related to Employee Matters, Managing Our Business and Operations
A pandemic, epidemic or outbreak of an infectious disease in Ireland or worldwide may adversely affect our business.
If a pandemic, epidemic or outbreak of an infectious disease occurs in Ireland or worldwide our business may be adversely affected. In December 2019, a novel strain of coronavirus named SARS-CoV-2 was identified in Wuhan, China. This virus continues to spread globally, including in Ireland and the disease it causes, COVID-19, has been declared a pandemic by the World Health Organization, or WHO. The COVID-19 pandemic has impacted the global economy and may impact our operations, including the potential interruption of our clinical trial activities, regulatory reviews and our supply chain. For example, the COVID-19 pandemic may delay enrollment in our clinical trials due to prioritization of hospital resources toward the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. Furthermore, the spread of the virus may affect the operations of key governmental agencies, such as the FDA, EMA or other comparable foreign regulatory authorities, which may delay the development or approval process for our product candidates.
The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition and results of operations. For example, due to local restrictions in the Netherlands, we were forced take a three-month break in patient recruitment in our ongoing clinical trial in patients with TRD in 2020. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the novel coronavirus and the actions to contain the coronavirus or treat its impact, among others. At present, we are not experiencing significant impact or delays from the COVID-19 pandemic on our business, operations and, if approved, commercialization plans. In addition, we have taken steps to mitigate against COVID-19 pandemic-related delays, and may take additional measures, intended to help minimize the risk of the virus to our employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees, and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. In particular, our remote work arrangements for employees, coupled with stay-at-home orders and quarantines, pose challenges for those employees and our IT systems, and extended periods of remote work arrangements could strain our business continuity plans, introduce operational risk, including cybersecurity and IT systems management risks. Finally, an ongoing pandemic may also cause the risks associated with our industry and business described herein and in our public filings to become more significant.
A significant outbreak of other infectious diseases in the future also could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.
We depend heavily on our executive officers, principal consultants and others, and the loss of their services would materially harm our business.
Our success depends, and will likely continue to depend, upon our ability to hire, retain the services of our current executive officers, principal consultants and others. The loss of their services might impede the achievement of our research, development and commercialization objectives. We do not maintain “key person” insurance for any of our executives or other employees.
Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. Our industry has experienced a high rate of turnover of management personnel in recent years. Replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully.
Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.
We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategies. Our consultants and advisors may be employed by other entities and may have commitments under consulting or advisory contracts with those entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize our product candidates will be limited.
We only have a limited number of employees to manage and operate our business. If we are unable to hire or to retain adequate personnel, then we may not be able to meet our operational goals.
As of March 31, 2021, we had four employees and a large part of our development efforts remains outsourced to consultants, CMOs and CROs, aiming to optimize cash utilization and to manage and operate our business in a highly efficient manner. We cannot ensure that we will be able to hire and/or retain adequate staffing levels to develop GH001 and GH002 or other potential product candidates, or to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

Our employees, independent contractors, consultants, collaborators and CROs may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.
We are exposed to the risk that our employees, independent contractors, consultants, collaborators and CROs may engage in fraudulent conduct or other illegal activity. Misconduct by those parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates:
■	regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities;
■	manufacturing standards;
■	federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities; and
■	laws that require the accurate reporting of financial information or data.
Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creating fraudulent data in our nonclinical studies or clinical trials or illegal misappropriation of product materials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this kind of activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations, possible exclusion from participation in the United States in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could have a material adverse effect on our ability to operate our business and our results of operations.
We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of regulatory affairs and sales, marketing and distribution, as well as to support our public company operations. To manage these growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these growth activities. Moreover, our expected growth could require us to relocate to a different geographic area of Ireland. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful commercialization of our product candidates.

Our business is subject to economic, political, regulatory and other risks associated with international operations.
Our business is subject to risks associated with conducting business internationally. Accordingly, our future results could be harmed by a variety of factors, including:
■	economic weakness, including inflation, or political instability in particular in foreign economies and markets;
■	differing and changing regulatory requirements, price controls and reimbursement regimes;
■	potentially reduced protection for our intellectual property rights;
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difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

■	changes in regulations and customs, tariffs and trade barriers;
■	changes in currency exchange rates and currency controls;
■	changes in a specific country’s or region’s political or economic environment;
■	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
■	negative consequences from changes in, including the interpretation of, tax laws;
■	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
■	workforce uncertainty in countries where labor unrest is more common than in the United States and European Economic Area;
■	difficulties associated with staffing and managing international operations, including differing labor relations;
■	business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods and fires, or health epidemics such as COVID-19; and
■	cyber-attacks, which are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect.
These and other risks associated with our planned international operations may materially adversely affect our ability to attain profitable operations.
Cyber-attacks or other failures in our telecommunications or information technology systems, or those of our collaborators, CROs, third-party logistics or other service providers, distributors, suppliers or other contractors or consultants, could result in information theft, data corruption and significant disruption or unavailability of our business operations.
We, our collaborators, our CROs, third-party logistics and service providers, distributors, suppliers and other contractors and consultants utilize information technology, or IT, systems and networks to process, transmit and store electronic information in connection with our business activities. If our privacy, data protection, or information security measures (or those of any third parties that handle our sensitive information) are inadequate or are breached as a result of third-party action, employee or contractor error, malfeasance, malware, system error, software bugs or defects in our products, trickery, process failure or otherwise, third parties gaining access to employee accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks or other means, and deliberate attacks and attempts to gain unauthorized access to computer systems and networks, and, as a result, there is improper disclosure of, or someone obtains unauthorized access to sensitive information, including personally identifiable information or protected health information, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged, we could incur significant costs associated with remediation and the implementation of additional security measures, we may incur significant liability and financial loss, and be subject to regulatory scrutiny, investigations, proceedings, lawsuits and penalties. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. These threats pose a risk to the security of our, our collaborators’, our CROs’, third-party logistics and service providers’, distributors’, suppliers’ and other contractors’ and consultants’ systems and networks, and the confidentiality, availability and integrity of our data. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. Similarly, there can be no assurance that our collaborators, CROs, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. Any cyber-attack, data breach, inaccessibility or destruction or loss of data could result in a violation of applicable U.S. and international privacy, data protection and other laws, and subject us to litigation and governmental investigations and proceedings by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed; and could have a material adverse effect on our business and prospects. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials for any of our product candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyber-attacks or other data security breaches and may incur significant additional expense to implement further data protection measures.
Risks Related to the Offering and Ownership of Our Ordinary Shares
There has been no prior active trading market for our ordinary shares and an active and liquid market for our ordinary shares may fail to develop, which could harm the market price of our ordinary shares and you may not be able to resell your ordinary shares at or above the initial public offering price.
This offering constitutes our initial public offering of ordinary shares, and no public market has previously existed for our ordinary shares. We have applied to list our ordinary shares on     , and we expect our ordinary shares to be quoted on    , subject to completion of customary procedures in the United States. Any delay in the commencement of trading of our ordinary shares on      would impair the liquidity of the market for our ordinary shares and make it more difficult for holders to sell their ordinary shares.
Even if our ordinary shares are listed and quoted on    , there is a risk that an active trading market for our ordinary shares may not develop or be sustained after this offering is completed. The initial offering price was determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial offering price will be the following:
■	our financial information;
■	the history of, and the future prospects for, our company and the industry in which we compete;
■	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;
■	the present state of our development; and
■	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
Following the offering, our ordinary shares may not trade at a price equal to or greater than the initial offering price. The initial offering price may not be indicative of the market price of our ordinary shares after the offering. In the absence of an active trading market for our ordinary shares, investors may not be able to sell their ordinary shares at or above the initial offering price or at the time that they would like to sell.

The market price of our ordinary shares may be volatile and you could lose all or part of your investment.
The price of the securities of publicly traded emerging pharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. As a result of this volatility, you may not be able to sell your ordinary shares at or above the initial public offering price. The market price of our ordinary shares may fluctuate significantly due to a variety of factors, including the following:
■	positive or negative results of testing and clinical trials by us, strategic partners or competitors;
■	delays in entering into strategic relationships with respect to development or commercialization of our GH001 and GH002 product candidates or any future product candidates;
■	entry into strategic relationships on terms that are not deemed to be favorable to us;
■	technological innovations or commercial therapeutic introductions by competitors;
■	changes in government regulations and healthcare payment systems;
■	developments concerning proprietary rights, including patent and litigation matters;
■	public concern relating to the commercial value or safety of any of our GH001 and GH002 product candidates or any future product candidates;
■	negative publicity or public perception of the use of 5-MeO-DMT as a medical treatment;
■	financing or other corporate transactions, or the failure to obtain financing or enter into other corporate transactions;
■	publication of research reports or comments by securities or industry analysts;
■	the trading volume of our ordinary shares on ;
■	sales of our ordinary shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;
■	general market conditions in the pharmaceutical industry or in the economy as a whole;
■
general economic, political, and market conditions and overall market volatility in the United States, the United Kingdom or the European Union as a result of the COVID-19 pandemic or other pandemics or similar events; and

■	other events and factors, many of which are beyond our control.
These and other market and industry factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ordinary shares and may otherwise negatively affect the liquidity of our ordinary shares. In addition, the stock market in general, and pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies, including as a result of the COVID-19 pandemic.
Our executive officers, directors and certain significant shareholders will continue to own a substantial number of our ordinary shares and, as a result, may be able to exercise control over us, including the outcome of shareholder votes. Certain of our directors and officers hold interests in one of these shareholders and these shareholders may have different interests from us or your interests.
Upon the completion of this offering, our officers, directors, 5% holders and their affiliates will represent beneficial ownership, in the aggregate, of approximately   % of our total outstanding ordinary shares, including   % held by    (exclusive of any potential shares that may be purchased as part of this offering). As a result, these parties may be able to determine all matters requiring shareholder approval. For example, these shareholders may be able to exert control over our business, including significant corporate actions such as mergers, schemes of arrangement, sales of substantially all of our assets, and election, re-election and removal of directors. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares, or other such changes in control, that you may feel are in your best interest. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those who purchase ordinary shares in this offering, including seeking a premium value for their ordinary shares, and might affect the prevailing market price for our ordinary shares.
For more information regarding our principal shareholders and their affiliated entities, see “Related Party Transactions” and “Principal Stockholders.”
Participation in this offering by our existing shareholders and/or their affiliated entities may reduce the public float for our ordinary shares.
To the extent our existing shareholders who are our affiliates or their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our ordinary shares after this offering, which is the number of ordinary shares that are not held by our officers, directors and affiliated shareholders. A reduction in the public float could reduce the number of ordinary shares that can be traded at any given time, which could adversely impact the liquidity of our ordinary shares and depress the price at which you may be able to sell ordinary shares purchased in this offering.
We have never paid cash dividends, do not anticipate paying any cash dividends and our ability to pay dividends, or repurchase or redeem our ordinary shares, is limited by law.
We have never declared or paid cash dividends on our ordinary shares and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Any determination to pay dividends in the future will be at the sole discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our board of directors deems relevant, and subject to compliance with applicable laws, including the Irish Companies Act 2014 (as amended), referred to herein as the Irish Companies Act, which requires Irish companies to have distributable reserves available for distribution equal to or greater than the amount of the proposed dividend. Distributable reserves are the accumulated realized profits of the company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital. Unless the company creates sufficient distributable reserves from its business activities, the creation of such distributable reserves would involve a reduction of the company’s share premium account or other undenominated capital account, which would require the approval of (i) 75% of our shareholders present and voting at a shareholder meeting, and (ii) the Irish High Court. In the event that we do not undertake a reduction of capital to create distributable reserves, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as the company has created sufficient distributable reserves from its business activities. The determination as to whether or not the company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of the company. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act, which give a “true and fair view” of the company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland.
We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ordinary shares will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ordinary shares at or above the initial public offering price. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition (including losses carried forward), results of operations, legal requirements and other factors. We are unlikely to pay dividends or other distributions in the foreseeable future. If the price of our ordinary shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends. Investors seeking cash dividends should not purchase our ordinary shares in this offering.

Dividends paid may be subject to Irish dividend withholding tax.
In certain circumstances, as an Irish tax resident company, we will be required to deduct Irish dividend withholding tax (currently at the rate of 25%) from dividends paid to our shareholders. Shareholders that are resident in the United States, EU countries (other than Ireland) or other countries with which Ireland has signed a tax treaty (whether the treaty has been ratified or not) generally should not be subject to Irish dividend withholding tax so long as the shareholder has provided its broker, for onward transmission to our qualifying intermediary or other designated agent (in the case of shares held beneficially), or us or our transfer agent (in the case of shares held directly), with all the necessary documentation by the appropriate due date prior to payment of the dividend.
We have broad discretion in the use of the net proceeds from the offering and may not use them effectively.
Our board of directors will have broad discretion in the application of the net proceeds from the offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our board of directors to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our ordinary shares to decline and delay the development of our GH001 and GH002 product candidates or any future product candidates. Pending their use, we may invest the net proceeds from the offering in a manner that does not produce income or that loses value.
If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about our business, the price of our ordinary shares and trading volume could decline.
The trading market of our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not have control over these analysts. We do not currently have research coverage, and there can be no assurance that analysts will cover us, or provide favorable coverage. If no or few securities or industry analysts cover our company, the trading price of our ordinary shares would be negatively impacted. If one or more of the analysts who covers us downgrades our ordinary shares or publishes incorrect or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our ordinary shares, demand for our ordinary shares could decrease, which could cause the price of our ordinary shares or trading volume to decline.
Future sales of our securities by existing shareholders could depress the market price of our ordinary shares.
If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed elsewhere in this prospectus lapse, the trading price of our ordinary shares could decline significantly and could decline below the public offering price. Upon completion of this offering, we will have outstanding    ordinary shares,    of which are subject to the 180-day contractual lock-up referred to above. The    may permit us, our directors and members of our executive committee and shareholders to sell ordinary shares prior to the expiration of the lock-up agreements. See “Underwriting.”
After the lock-up agreements pertaining to the offering expire, and based on the number of ordinary shares outstanding upon completion of this offering,   additional ordinary shares will be eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, in the case of our affiliates.
Following the offering, we intend to file one or more registration statements with the SEC covering ordinary shares available for future issuance under our equity incentive plans. Upon effectiveness of such registration statements, any ordinary shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 of the Securities Act, or Rule 144, in the case of our affiliates. We will also enter into the Registration Rights Agreement pursuant to which we will grant demand, short form and piggyback registration rights to our existing shareholders. Sales of a large number of the ordinary shares issued under these plans in the public market could have an adverse effect on the market price of our ordinary shares. These sales might also make it more difficult for us to issue or sell equity or equity-related securities in the future at a time and a price that we deem appropriate. See the section of this prospectus titled “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline substantially.
If you purchase our ordinary shares in the offering, you will experience substantial and immediate dilution.
If you purchase our ordinary shares in this offering, you will experience substantial and immediate dilution of $   per ordinary share in the net tangible book value after giving effect to the offering at an assumed public offering price of $   per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per ordinary share that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their ordinary shares. You will experience additional dilution if we issue additional ordinary shares below the public offering price. For a further description of the dilution that you will experience immediately after the offering, see the section of this prospectus titled “Dilution.”
Shareholders could be diluted in the future if we increase our issued share capital because of the disapplication of statutory preemption rights. In addition, shareholders in certain jurisdictions, including the United States, may not be able to exercise their preemption rights even if those rights have not been disapplied.
As a matter of Irish law, holders of our ordinary shares will have a preemption right with respect to any issuance of our ordinary shares for cash consideration or the granting of rights to subscribe for our ordinary shares for cash consideration, unless such preemption right is disapplied, in whole or in part, either in the Constitution or by resolution of our shareholders at a general meeting of shareholders or otherwise. However, we have opted out of these preemption rights in the Constitution as permitted under Irish company law (for a period of five years). Thus, our board of directors will be permitted to issue up to all of our authorized but unissued share capital on a non-preemptive basis for cash consideration at any stage during the period of five years after the date of adoption of the Constitution. In addition, even if the disapplication of preemption rights contained in the Constitution expires (and is not renewed by shareholders at a general meeting) or is terminated by our shareholders in a general meeting, due to laws and regulations in certain jurisdictions outside Ireland, shareholders in such jurisdictions may not be able to exercise their preemption rights unless we take action to register or otherwise qualify the rights offering under the laws of that jurisdiction. For example, in the United States, U.S. holders of our ordinary shares may not be able to exercise preemption rights unless a registration statement under the Securities Act is declared effective with respect to our ordinary shares issuable upon exercise of such rights or an exemption from the U.S. registration requirements is available. If shareholders in such jurisdictions are unable to exercise their preemption rights, their ownership interest would be diluted. Any future issuance of shares or debt instruments convertible into shares where preemption rights are not available or are excluded would result in the dilution of existing shareholders and reduce the earnings per share, which could have a material adverse effect on the price of shares.
Following the completion of the offering, we may be at an increased risk of securities class action litigation.
Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm the trading price of our ordinary shares.

A future transfer of ordinary shares, other than one effected by means of the transfer of book entry interests in DTC, may be subject to Irish stamp duty.
Transfers of ordinary shares effected by means of the transfer of book entry interests in the Depository Trust Company, or DTC, should not be subject to Irish stamp duty where ordinary shares are traded through DTC, either directly or through brokers that hold such shares on behalf of customers through DTC. However, if you hold your ordinary shares as of record rather than beneficially through DTC, any transfer of ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our ordinary shares. For more information, see “Tax Considerations—Material Irish Tax Consequences—Stamp Duty.”
Our Constitution to be effective in connection with this offering will provide that the courts of Ireland will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act.
Our Constitution to be effective in connection with this offering will provide that the courts of Ireland will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act, including applicable claims arising out of this offering. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our Constitution. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find either choice of forum provision contained in our Constitution to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.
Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated and have our registered office in, and are currently existing under the laws of, Ireland. In addition, certain members of our board of directors and senior management are nonresidents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
The United States and Ireland do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Ireland. In addition, uncertainty exists as to whether Irish courts would entertain original actions brought in Ireland against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by Irish courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty is an issue subject to determination by the court making such decision. If an Irish court gives judgment for the sum payable under a U.S. judgment, the Irish judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Irish court discretion to prescribe the manner of enforcement.
As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of Ireland or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our ordinary shares, we do not expect to be a PFIC for our 2021 taxable year. In addition, whether we will be a PFIC in 2021 or any future year is uncertain because, among other things, (1) we will hold a substantial amount of cash following this offering, which is generally categorized as a passive asset; and (2) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
If we are a PFIC for any taxable year during which a U.S. investor holds ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income; (2) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (3) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our ordinary shares are regularly traded on a qualified exchange. For further discussion, see “Tax Considerations—Material U.S. Federal Income Tax Consequences for U.S. Holders.”
We are an “emerging growth company” and are availing ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (i) in which we have total annual gross revenue of $1.07 billion; (ii) following the fifth anniversary of the date of the completion of the offering; or (iii) in which we are deemed to be a “large accelerated filer,” which requires the market value of our ordinary shares that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three-year period. We cannot predict if investors will find our ordinary shares less attractive because we rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from   corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices as opposed to those requirements that would otherwise be required by    for domestic U.S. issuers. Following our home country governance practices allows us to follow Irish corporate law and the Irish Companies Act with regard to certain corporate governance matters as opposed to the requirements that would otherwise apply to U.S. companies listed on   may provide less protection to our shareholders than what is accorded to investors under the   rules applicable to domestic U.S. issuers.
As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Our officers, directors and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.
In accordance with our    listing, our audit and risk committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act. Because we are a foreign private issuer, however, our audit and risk committee is not subject to additional      requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit and risk committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore,     ’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares, which we are not required to follow as a foreign private issuer. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021.
In the future, we would lose our foreign private issuer status if we were to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our executive committee or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status.
The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.
As a newly established public company, we will incur significant additional costs, and our management will be required to devote substantial time and attention to our public reporting obligations.
As a publicly traded company, we will incur significant additional legal, accounting and other expenses compared to historical levels. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act and the rules and regulations of the SEC, and     , have created uncertainty for public companies and increased our costs and time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs substantially and lead to diversion of management time and attention from revenue-generating activities.
Irish law differs from the laws in effect in the United States and may afford less protection to holders of our securities.
You may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, judgments obtained in the U.S. courts under the U.S. securities laws. In particular, if you sought to bring proceedings in Ireland based on U.S. securities laws, the Irish court might consider:
■	that it did not have jurisdiction;
■	that it was not the appropriate forum for such proceedings;
■	that, applying Irish conflict of law rules, U.S. law (including U.S. securities laws) did not apply to the relationship between you and us or our directors and officers; or
■	that the U.S. securities laws were of a penal nature and violated Irish public policy and should not be enforced by the Irish court.
It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.
A judgment obtained against us will be enforced by the courts of Ireland only if the following general requirements are met:
■	U.S. courts must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

■	the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it.
A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. But where the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that in the meantime the judgment may not be actionable in Ireland. It remains to be determined whether final judgment given in default of appearance is final and conclusive. Irish courts may also refuse to enforce a judgment of the U.S. courts which meets the above requirements for one of the following reasons:
■	the judgment is not for a definite sum of money;
■	the judgment was obtained by fraud;
■	the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice;
■	the judgment is contrary to Irish public policy or involves certain U.S. laws which will not be enforced in Ireland; or
■
jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules.

As an Irish company, we are governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.
You should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in the United States. For further information with respect to your rights as a shareholder, see “Description of Share Capital and Constitution.”
As an Irish public limited company, certain capital structure decisions require shareholder approval, which may limit our flexibility to manage our capital structure.
Under Irish law, our authorized share capital can be increased by an ordinary resolution of our shareholders and the directors may issue new ordinary or preferred shares up to a maximum amount equal to the authorized but unissued share capital, without shareholder approval, once authorized to do so by our Constitution or by an ordinary resolution of our shareholders. Additionally, subject to specified exceptions, Irish law grants statutory preemption rights to existing shareholders where shares are being issued for cash consideration but allows shareholders to disapply such statutory preemption rights either in our Constitution or by way of special resolution. Such disapplication can either be generally applicable or be in respect of a particular allotment of shares. Accordingly, our Constitution adopted on closing of this offering will contain, as permitted by Irish company law, provisions authorizing the board to issue new shares, and to disapply statutory preemption rights. The authorization of the directors to issue shares and the disapplication of statutory preemption rights must both be renewed by the shareholders at least every five years, and we cannot provide any assurance that these authorizations will always be approved, which could limit our ability to issue equity and thereby adversely affect the holders of our securities.
Provisions of our Constitution could delay or prevent a third party’s effort to acquire us.
Our Constitution could delay, defer or prevent a third party from acquiring us, even where such a transaction would be beneficial to the holders of ordinary shares, or could otherwise adversely affect the price of ordinary shares. For example, certain provisions of our Constitution:

■	permit our board of directors to issue preferred shares with such rights and preferences as they may designate, subject to applicable law;
■	impose advance notice requirements for shareholder proposals and director nominations to be considered at annual shareholder meetings; and
■	require the approval of a supermajority of the voting power of our shares entitled to vote at a general meeting of shareholders to amend or repeal any provisions of our Constitution.
We believe these provisions, if implemented in compliance with applicable law, may provide some protection to holders of ordinary shares from coercive or otherwise unfair takeover tactics. These provisions are not intended to make us immune from takeovers. They will, however, apply even if some holders of ordinary shares consider an offer to be beneficial and could delay or prevent an acquisition that our board of directors determines is in the best interest of the holders of ordinary shares. Certain of these provisions may also prevent or discourage attempts to remove and replace incumbent directors.
In addition, mandatory provisions of Irish law could prevent or delay an acquisition of the Company by a third party. For example, Irish law does not permit shareholders of an Irish public limited company to take action by written consent with less than unanimous consent. In addition, an effort to acquire us may be subject to various provisions of Irish law relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in ordinary shares in certain circumstances.
Irish law differs from the laws in effect in the United States with respect to defending unwanted takeover proposals and may give our board of directors less ability to control negotiations with hostile offerors.
Following the authorization for trading of our ordinary shares on    , we became subject to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2013, or the Irish Takeover Rules. Under the Irish Takeover Rules, our board of directors is not permitted to take any action that might frustrate an offer for our ordinary shares once our board of directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options, restricted share units or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our board of directors has reason to believe an offer is or may be imminent. These provisions may give our board of directors less ability to control negotiations with hostile offerors than would be the case for a corporation incorporated in a jurisdiction of the United States.
The operation of the Irish Takeover Rules may affect the ability of certain parties to acquire our ordinary shares.
Under the Irish Takeover Rules, if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of the company, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a person holding (together with its concert parties) ordinary shares that represent between 30% and 50% of the voting rights in the company if the effect of such acquisition were to increase that person’s percentage of the voting rights by 0.05% within a 12-month period. Following the authorization for trading of our ordinary shares on     , under the Irish Takeover Rules, certain separate concert parties are presumed to be acting in concert. Our board of directors and their relevant family members, related trusts and “controlled companies” are presumed to be acting in concert with any corporate shareholder who holds 20% or more of our shares. The application of these presumptions may result in restrictions upon the ability of any of the concert parties and/or members of our board of directors to acquire more of our securities, including under the terms of any executive incentive arrangements. Following the listing of our ordinary shares on    , we may consult with the Irish Takeover Panel with respect to the application of this presumption and the restrictions on the ability to acquire further securities, although we are unable to provide any assurance as to whether the Irish Takeover Panel will overrule this presumption. For a description of certain takeover provisions applicable to us, see the section titled “Description of Share Capital and Constitution—Irish Takeover Rules and Substantial Acquisition Rules.” Accordingly, the application of the Irish Takeover Rules may restrict the ability of certain of our shareholders and directors to acquire our ordinary shares.
Risks Related to Our Controls Over Financial Reporting
If we fail to establish and maintain proper and effective internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.
Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing, and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as an Irish public company listed in the United States.
Implementing any appropriate changes to our internal controls may distract our officers and employees from day-to-day business operations, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the price of our ordinary shares.
We have identified material weaknesses in our internal control over financial reporting in connection with the audit of our financial statements for the years ended December 31, 2019 and 2020, and we may identify additional material weaknesses. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles, or GAAP. As a result of becoming a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of the registration statement of which this prospectus is a part. This assessment will need to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We are in the very early stages of the costly and challenging process of planning the activities necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act.
In connection with the preparation of our financial statements for the years ended December 31, 2019 and 2020, we identified material weaknesses in our internal control over financial reporting.

Specifically, we determined that we lack a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to: (a) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; and (b) design and maintain controls over the preparation and review of account reconciliations, journal entries and financial statements, including maintaining appropriate segregation of duties.
These control deficiencies did not result in a material misstatement to the financial statements. However, each of these control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.
Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. We are progressing with the activities necessary to implement the appropriate accounting policies, processes and controls required to comply with Section 404 of the Sarbanes-Oxley Act and are in the process of identifying the relevant individuals with the requisite expertise to assist in implementation activities designed to improve our internal control over financial reporting and remediate the control deficiencies that led to these material weaknesses, including hiring additional finance and accounting personnel and initiating design and implementation of our financial control environment. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting nor that they will prevent or avoid potential future material weaknesses. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses.
If we are unsuccessful in building an appropriate accounting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the    or other adverse consequences that could materially harm our business. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information. Any of the foregoing occurrences, should they come to pass, could negatively impact the public perception of our company, which could have a negative impact on our share price. In addition, we may be required to incur additional costs in improving our internal control system and the hiring of additional personnel.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that are, or may deemed to be, forward-looking statements. All statements other than statements of historical fact included in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and currently planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “may,” “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will,” “potential” and “ongoing,” among others.
Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include, among others, factors relating to:
■
the timing, progress and results of developing and conducting clinical trials for our GH001 and GH002 product candidates and the medical devices required to deliver these product candidates for our initial and potential additional indications;

■	our efforts to expand into other jurisdictions such as the United States and in the European Union;
■
our expectations related to the technical development and expansion of our external manufacturing capabilities for our GH001 and GH002 product candidates as well as the medical devices required to deliver these product candidates;

■	our reliance on the success of our GH001 and GH002 product candidates;
■
the timing, scope or likelihood of regulatory filings and approvals by the FDA, EMA or other comparable foreign regulatory authorities, for our GH001 and GH002 product candidates and our initial and potential additional indications;

■	our expectations regarding the size of the eligible patient populations for our GH001 and GH002 product candidates, if approved for commercial use;
■	our ability to identify third-party clinical sites to conduct trials and our ability to identify and train appropriately qualified therapists to administer our investigational therapy;
■	the effect of the COVID-19 pandemic on aspects of our business or operations, including delays in the regulatory approval process, contracting with clinical sites and engaging in clinical trials;
■	our ability to implement our business model and our strategic plans for our business and GH001 and GH002 product candidates;
■
our ability to identify, develop or acquire and obtain approval by the FDA, EMA or other comparable foreign regulatory authorities of medical devices required to deliver our GH001 and GH002 product candidates;

■	our commercialization and marketing capabilities and strategy;
■
the effects of undesirable clinical trial outcomes and potential adverse public perception regarding the use of 5-MeO-DMT and psychedelics generally on the regulatory approval process and future development of our product;

■	the pricing, coverage and reimbursement of our GH001 and GH002 product candidates, if approved;
■	the scalability and commercial viability of our manufacturing methods and processes;

■	the rate and degree of market acceptance and clinical utility of our GH001 and GH002 product candidates;
■	our reliance on third-party suppliers for our nonclinical study and clinical trial drug substance and product candidate supplies, as well as key raw materials used in our manufacturing processes;
■	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;
■	our expectations regarding potential benefits of our GH001 and GH002 product candidates and our approach generally;
■	our expectations around regulatory development paths and with respect to Controlled Substances Act designation;
■
the scope of protection we and any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering our GH001 and GH002 product candidates;

■	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;
■	our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;
■	regulatory developments in the United States, under the laws and regulations of the European Union and other jurisdictions;
■	developments and projections relating to our competitors and our industry;
■	our ability to remediate our material weaknesses in our internal control over financial reporting;
■	our expectations related to the use of proceeds from this offering;
■	our estimates regarding expenses, capital requirements and needs for additional financing;
■	our ability to effectively manage our anticipated growth;
■	our ability to attract and retain qualified employees and key personnel;
■	whether we are classified as a Passive Foreign Investment Company for current and future periods;
■	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and as a foreign private issuer;
■	the future trading price of the ordinary shares and impact of securities analysts’ reports on these prices; and
■	other risks and uncertainties, including those listed under the caption “Risk Factors.”
These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act, which does not extend to initial public offerings. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Use of Proceeds
We estimate that the net proceeds to us in this offering will be $    million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional ordinary shares in full, we estimate that the net proceeds to us from this offering will be $    million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by $    million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase or decrease in the number of ordinary shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $    million, assuming that the initial public offering price per share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We expect to use the net proceeds from this offering, together with our existing cash, as follows:
■	approximately $ million to fund clinical trials, and other activities to support the development of our product candidates through completion of all ongoing and currently planned trials;
■
approximately $    million to fund the technical development of our active pharmaceutical ingredients, product candidates, and the medical devices used for the administration of our product candidates, as well as the expansion of our external manufacturing capabilities, and to fund the nonclinical development activities related to our product candidates; and

■	the remainder to fund general and administrative expenses, working capital and other general corporate purposes, including business development activities.
This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. Predicting the cost necessary to develop product candidates and commercialize approved products can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our therapeutic candidate and any unforeseen cash needs. Our management will retain broad discretion over the allocation of the net proceeds from this offering.
Based on our planned use of the net proceeds from this offering and our existing cash, including the net proceeds from the Series B Financing, we estimate that such funds will be sufficient to fund our operations and capital expenditure requirements through the end of      , although there can be no assurance in that regard. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.
Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing, cost and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions, our ability to obtain additional financing, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.
Pending our use of proceeds from this offering, we plan to invest these net proceeds in a variety of capital preservation instruments, including short-term, interest bearing obligations and investment-grade instruments.

Dividend Policy
We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.
Under Irish law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized, less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. In addition, no distribution or dividend may be made if the net assets of GH Research PLC are not, or if making such distribution or dividend will cause the net assets of GH Research PLC to not be, equal to or in excess of the aggregate of GH Research PLC’s called up share capital plus undistributable reserves.
As we are an Irish company, Irish dividend withholding tax, or DWT, currently at a rate of 25%, will arise in respect of dividends or other distributions to our shareholders unless an exemption applies. There are exemptions that may be available to U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations for U.S. Holders”); such shareholders should consult their respective tax advisors. Where DWT arises, we are responsible for deducting DWT at source and accounting for the relevant amount to the Revenue Commissioners of Ireland. See “Tax Considerations—Material Irish Tax Consequences—Withholding Tax on Dividends” and “Description of Share Capital and Constitution—Dividends.”

Corporate Reorganization
GH Research PLC was incorporated on March 29, 2021 with an authorized share capital of €25 thousand, which is the minimum required share capital for an Irish public limited company, divided into 25,000 A ordinary shares, nominal value €1.00 each, or A ordinary shares. The sole subscriber to the incorporation constitution of GH Research PLC was Florian Schönharting who subscribed for 25,000 A ordinary shares of €1.00 each.
Increase of Authorized Share Capital
GH Research PLC will alter its share capital such that its authorized share capital will be increased to     divided into:
■	25,000 A ordinary shares, nominal value €1.00 each;
■	Series A preferred shares, nominal value $0.01 each;
■	Series B preferred shares, nominal value $0.01 each; and
■	ordinary shares, nominal value $0.01 each.
Share Exchange
Pursuant to the terms of a share for share exchange agreement as part of our corporate reorganization, referred to herein as our Share Exchange, all shareholders of GH Research Ireland Limited exchanged each of the shares held by them in GH Research Ireland Limited for shares of GH Research PLC of the same share classes with the same shareholders rights as the shares held by them in GH Research Ireland Limited, and as a result, GH Research Ireland Limited became a wholly owned subsidiary of GH Research PLC.
We refer to the reorganization, pursuant to which GH Research PLC acquired all of the interests in GH Research Ireland Limited in exchange for the issuance of the same classes of newly issued shares of GH Research PLC to the shareholders of GH Research Ireland Limited, as our “Corporate Reorganization.”
Redemption of A Ordinary Shares
On or before the completion of the offering, GH Research PLC will redeem 25,000 A ordinary shares of €1.00 each from Florian Schönharting for the nominal value of the shares of €25 thousand and, following the redemption, in accordance with the Constitution, cancel the 25,000 A ordinary shares.
Conversion
Pursuant to a shareholder resolution of GH Research PLC, we expect to effect the conversion of (i)    Series A preferred shares of $0.01 each into     ordinary shares of $0.01 each and (ii)   Series B preferred shares of $0.01 each into     ordinary shares subject to the completion of the offering such that the authorized share capital of the Company shall be divided into     ordinary shares of $0.01 each immediately following the completion of the offering.
The investors in this offering will only acquire, and this prospectus only describes the offering of, the ordinary shares of GH Research PLC.

Capitalization
The following table sets forth our total cash and capitalization as of December 31, 2020:
■	on an actual basis;
■
on a pro forma basis to give effect to (i) the consummation of the Series B Financing and our receipt of net proceeds therefrom, (ii) our Corporate Reorganization and (iii) the conversion of all of our outstanding preferred shares into an aggregate of      ordinary shares upon the completion of this offering, and

■
on a pro forma as adjusted basis giving effect to the pro forma adjustments set forth above and to give further effect to our issuance and sale of     ordinary shares in this offering at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their over-allotment option to purchase additional ordinary shares.

You should read this table in conjunction with our financial statements and related notes included in this prospectus as well as “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in USD thousands except for share data)
Cash	$5,895
Shareholders’ equity:
Ordinary shares, par value €0.01, 70,000,000 shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	801
Series A preferred shares, par value €0.01, 5,923,079 shares issued and outstanding, actual; no shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma as adjusted	70
Share premium	5,430
Foreign currency translation reserve	200
Accumulated deficit	(835)
Total equity	5,666
Total capitalization	$5,666
(1)
The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma amount of each of cash, total equity and total capitalization by $    million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase or decrease in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma amount of each of cash total equity and total capitalization by $    million, assuming the assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of ordinary shares outstanding in the table above does not include     ordinary shares that will be made available for future issuance under our 2021 Equity Incentive Plan, which will become effective in connection with this offering.

Dilution
If you invest in our ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share in this offering and the pro forma as adjusted net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the net tangible book value per share.
Our historical net tangible book value as of December 31, 2020 was $    million, or $    per share. Net tangible book value per share is determined by dividing our tangible net worth (defined as total assets, less intangible assets, less total liabilities) by the number of our ordinary and preferred shares outstanding.
As of December 31, 2020, our pro forma net tangible book value would have been $    million, or $ per share. Pro forma net tangible book value represents the amount of our total tangible assets, less our total liabilities, after giving effect to (i) consummation of the Series B Financing and our receipt of net proceeds therefrom, (ii) our Corporate Reorganization and (iii) the conversion of all of our outstanding preferred shares into an aggregate of     ordinary shares upon the completion of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2020, after giving effect to the pro forma adjustments described above.
After giving effect to (i) the Series B Financing; (ii) the Corporate Reorganization; (iii) the conversion of all of our outstanding preferred shares into an aggregate of      ordinary shares upon the completion of this offering; and (iv) the sale of     ordinary shares in this offering at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2020 would have been $    per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $    per share to existing shareholders and immediate dilution of $    per share to new investors.
The following table illustrates this dilution to new investors purchasing ordinary shares in this offering:
Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2020	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of December 31, 2020
Increase attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering
Dilution per share to investors participating in this offering		$
Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value after this offering by $    per share, and would increase or decrease dilution to new investors by $    per share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Each increase of 1,000,000 in the number of ordinary shares we are offering would increase our pro forma as adjusted net tangible book value after this offering by $    per share, and would increase dilution to new investors by $    per share, assuming the assumed initial public offering price per share remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Each decrease of 1,000,000 in the number of ordinary shares we are offering would decrease our pro forma as adjusted net tangible book value after this offering by $    per share, and would increase dilution to new investors by $    per share, assuming an initial

public offering price per share remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
If the underwriters exercise their option to purchase additional ordinary shares in full, the pro forma as adjusted net tangible book value per share after the offering would be $    , the increase in net tangible book value per share to existing shareholders would be $    and the immediate dilution in net tangible book value per share to new investors in this offering would be $    .
The following table summarizes, on the pro forma as adjusted basis described above as of December 31, 2020, the differences between the existing shareholders and the new investors in this offering with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per share, based on an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.
	Total Shares		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in USD thousands except for share and per share data)
Existing shareholders before this offering
Investors participating in this offering
Total		100%		100%
If the underwriters exercise their option to purchase additional ordinary shares in full, the percentage of ordinary shares held by existing shareholders will decrease to     % of the total number of ordinary shares outstanding after the offering, and the number of shares held by new investors will be increased to    , or      % of the total number of ordinary shares outstanding after this offering.
The above discussion and tables are based on     ordinary shares issued and outstanding as of December 31, 2020 after giving effect to the conversion of all of our outstanding preferred shares into     ordinary shares prior to the closing of this offering.
The above discussion and tables excludes    ordinary shares that will be made available for future issuance under our 2021 Equity Incentive Plan, which will become effective in connection with this offering. To the extent that options are issued under our 2021 Equity Incentive Plan, or we issue additional ordinary shares in the future, there will be further dilution to investors participating in this offering.

Selected Financial Data
The selected historical financial data for the years ended December 31, 2020 and 2019 and as of December 31, 2020 and 2019 are derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the sections titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Our audited financial statements are prepared in accordance with IFRS and presented in U.S. dollars.
Our functional currency is the euro. For financial reporting purposes, our financial statements, which are prepared using the functional currency, have been translated into U.S. dollars. Our assets and liabilities are translated at the exchange rates at the balance sheet date, our revenue and expenses are translated at average exchange rates and shareholders’ equity/(deficit) is translated based on historical exchange rates. Translation adjustments are not included in determining net loss for the year but are included in foreign exchange translation adjustment to other comprehensive loss, a component of total equity.
	Year Ended
	December 31
	2020	2019
	(in USD thousands, except share and per share data)
Income Statement Data:
Operating Expenses:
Research and development	$(338)	$(296)
General and administrative	(108)	(14)
Loss from operations	(446)	(310)
Loss for the year	$(446)	$(310)
Basic and diluted loss per share	(0.006)	(0.004)
Weighted average number of shares outstanding - basic and diluted loss	70,898,420	70,000,000
Pro forma basic and diluted loss per share(1)
Pro forma weighted average ordinary shares outstanding - basic and diluted loss(1)
(1)
Pro forma basic and diluted loss per share and pro forma weighted average ordinary shares outstanding - basic and diluted gives effect to (i) the consummation of the Series B Financing and (ii) our Corporate Reorganization as if such transactions had occurred on January 1, 2020.

	As of December 31
	2020	2019
	(in USD thousands)
Balance Sheet Data:
Cash	$5,895	$498
Total assets	5,912	504
Share capital	871	801
Total equity	$5,666	$400

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus. Our actual results could differ materially from the results described in or implied by these forward-looking statements.
On March 29, 2021, GH Research PLC was incorporated under the laws of Ireland to become the ultimate holding company for GH Research Ireland Limited pursuant to our corporate reorganization. See “Corporate Reorganization.” Prior to this offering, GH Research PLC has only engaged in activities incidental to its formation, the corporate reorganization and this offering. Accordingly, a discussion and analysis of the results of operations and financial condition of GH Research PLC for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. Following the corporate reorganization, the historical financial statements of GH Research Ireland Limited included in this Registration Statement will become part of the historical consolidated financial statements of GH Research PLC.
Overview
We are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Our initial focus is on developing our novel and proprietary 5-Methoxy-N,N-Dimethyltryptamine, or 5-MeO-DMT, therapies for the treatment of patients with Treatment-Resistant Depression, or TRD. Our portfolio currently includes GH001, our proprietary inhalable 5-MeO-DMT product candidate, and GH002, our proprietary injectable 5-MeO-DMT product candidate. We have completed a Phase 1 healthy volunteer clinical trial, in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen with intra-subject dose escalation. GH001 is currently being investigated in the Phase 2 part of an ongoing Phase 1/2 clinical trial in patients with TRD. Based on observed clinical activity, we believe that administration of a single dose of GH001 has the potential to induce rapid remissions as measured by the Montgomery-Åsberg Depression Rating Scale, or MADRS, in certain patients. The goal of the ongoing Phase 2 part of the trial is to assess whether an individualized dosing regimen with intra-subject dose escalation can further increase the MADRS remission rate as compared to a single GH001 dose.
We have incurred recurring operating losses since inception, including net losses of $310 thousand and $446 thousand for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, we had an accumulated deficit of $835 thousand. We expect to incur significant expenses and operating losses for the foreseeable future as we expand our research and development activities. In addition, our losses from operations may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:
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continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for GH001, our inhalable 5-MeO-DMT product candidate, and GH002, our injectable 5-MeO-DMT product candidate, for our initial indications and additional potential indications;

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continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001 and GH002 and of the medical devices required to deliver these product candidates;

■	initiate and continue research and development, including nonclinical, clinical, and discovery efforts for any future product candidates;
■	seek to identify additional product candidates;
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seek regulatory approvals for our product candidates GH001 and GH002, including the medical devices required to deliver these product candidates, or any other product candidates that successfully complete clinical development;

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add operational, financial and management information systems and personnel, including personnel to support our product candidate and device development and help us comply with our obligations as a public company;

■	hire and retain additional personnel, such as clinical, quality control, scientific, commercial, sales, marketing and administrative personnel;
■	continue to prepare, file, prosecute, maintain, protect and enforce our intellectual property rights and claims;
■	establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize various products for which we may obtain regulatory approval;
■	comply with ongoing regulatory requirements for products approved for commercial sale, if ever;
■	acquire or in-license other product candidates, medical devices to deliver our product candidates, and other technologies; and
■	incur increased costs as a result of operating as a public company.
In addition, as we progress toward marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution.
As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more of our product candidates or other research and development initiatives, which could have a material adverse effect on our business, results of operations, and financial condition. We will need to generate significant revenue to achieve profitability, and we may never do so.
We are subject to a number of risks comparable to those of other similar companies, including dependence on key individuals; the need to develop product candidates with the required safety and efficacy profile and which support regulatory approval and are commercially viable; competition from other companies, many of which are larger and better capitalized; and the need to obtain adequate additional financing to fund the development of our product candidates.
As of December 31, 2020, we had cash of $5.9 million. We believe that our existing cash, together with the net proceeds of $    million from the Series B Financing that closed in April 2021 and the expected net proceeds from this offering, will be sufficient for us to fund our operating expenses and capital expenditure requirements through     . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources—Funding Requirements” below.

COVID-19 Business Update
With the global spread of the ongoing COVID-19 pandemic in 2021, we have followed guidance issued by national and local governments to address and mitigate the impact of the COVID-19 pandemic on our employees and our business, including our nonclinical studies and clinical trials. We are focused on the health and safety of our employees, and have, among other things, implemented a work-from-home policy and eliminated nonessential business travel. While we are experiencing limited financial impacts at this time, the extent of the impact of the COVID-19 pandemic on our business, operations and development timelines and plans remains highly uncertain. The overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic as well as any economic slowdown as a result of the COVID-19 pandemic, could materially and adversely affect our business, financial condition and results of operations. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy.
In addition, our planned clinical trials have been and may continue to be affected by the COVID-19 pandemic, including (i) delays or difficulties in enrolling and retaining patients in our planned clinical trials, including patients that may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services; (ii) delays or difficulties in clinical site initiation, including difficulties in recruiting and retaining clinical site investigators and clinical site staff as well as closures of trial sites; (iii) diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials, and because, who, as healthcare providers, may have heightened exposure to COVID-19 and adversely impact our clinical trial operations; (iv) interruption of our future clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state/provincial or municipal governments, employers and others; and (v) limitations in outsourced third-party resources that would otherwise be focused on the conduct of our planned clinical trials, including because of sickness of third-party personnel or their families, or the desire of third-party personnel to avoid contact with large groups of people.
Financial Operations Overview
Revenue
We have not generated any revenue since inception and do not expect to generate any revenue from the sale of products for several years, if at all. If our development efforts for our current or future product candidates are successful and result in regulatory approval or collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from collaboration or license agreements that we may enter into with third parties. Because of the numerous risks and uncertainties associated with product development, regulatory approval and market acceptance, we are unable to predict the amount or timing of product revenue.
Operating Expenses
Research and Development Expenses
Research and development expenses primarily represent costs incurred by us for the following:
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development costs, including expenses incurred under agreements with third parties, such as consultants, investigational sites and CROs, that conduct our nonclinical studies and clinical trials and other scientific development services;

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costs to develop our manufacturing technology and infrastructure, including costs incurred with third-party CMOs to acquire, develop and manufacture drug substance, drug product, and delivery device materials for nonclinical studies and clinical trials;

■	costs incurred to maintain compliance with regulatory requirements; and
■	other expenses, including costs of outside consultants, insurance and other operating costs.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors and our clinical investigative sites. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as other current assets or other current liabilities.
Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) advance the clinical development of GH001 for TRD; (ii) advance GH001 into clinical development in additional psychiatric and neurological disorders beyond TRD; (iii) advance GH002 and any potential future product candidate into clinical development; and (iv) build our third-party or in-house process development, analytical, manufacturing and related capabilities, increase personnel costs and prepare for regulatory filings related to our potential or future product candidates. We also expect to incur additional IP-related expenses as we file further patent applications and prosecute our intellectual property to protect innovations arising from our research and development activities.
The successful development and commercialization of GH001, GH002 and any potential future product candidate is highly uncertain. This is due to the numerous risks and uncertainties associated with development and commercialization, including the following:
■	successful enrollment in and completion of clinical trials;
■	successful completion of nonclinical studies;
■	sufficiency of our financial and other resources to complete the necessary technical development work, nonclinical studies and clinical trials;
■	receiving regulatory approvals or clearance for conducting our planned clinical trials or future clinical trials;
■	receiving positive data from our clinical trials that support an acceptable risk-benefit profile of GH001, GH002 and any future product candidates in the intended populations;
■	receipt and maintenance of regulatory and marketing approvals from applicable regulatory authorities;
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establishing and scaling up, through third-party manufacturers, manufacturing capabilities of clinical supply for our clinical trials and commercial manufacturing, if any product candidates are approved;

■	entry into collaborations to further the development of GH001, GH002 and any future product candidates, including any required medical devices;
■	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for GH001, GH002 and any future product candidates;
■	successfully launching commercial sales of GH001, GH002 and any future product candidates, if approved;
■	acceptance of our current and future product candidates’ benefits and uses, if approved, by patients, the medical community and third-party payors; and
■	maintaining a continued acceptable safety profile of GH001, GH002 and our future product candidates following approval.
A change in the outcome of any of these variables with respect to the development of our product candidates in nonclinical and clinical development could mean a significant change in the costs and timing associated with their development. For example, if we are required by the FDA, or other comparable foreign regulatory authorities, to perform clinical trials in addition to those that we currently expect, or if there are any delays in establishing appropriate manufacturing arrangements for our product candidates or for the medical devices required to deliver our product candidates, or if there are any delays in completing our clinical trials or the development of any of our product candidates or of the medical devices required to deliver our product candidates.
Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of our inhalable 5-MeO-DMT product candidate GH001, and further advance the research and development of our injectable 5-MeO-DMT product candidate GH002 and any future product candidates. The successful development of our product candidates is highly uncertain.
General and Administrative Expenses
General and administrative expenses consist primarily of:
■	professional fees, including consulting, accounting, legal, tax and audit services;
■	personnel expenses, including salaries and related expenses; and
■	other expenses, including expenses for rent and maintenance of facilities, insurance and other operating costs.
We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. We also expect to incur increased expenses associated with being a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, investor and public relations costs and costs associated with other administrative and professional services.
Taxation
We are subject to corporate taxation in Ireland. Due to the nature of our business, we have generated losses since inception and have therefore not paid Irish corporation tax.
We have unused net operating losses of $389 thousand and $835 thousand as of December 31, 2019 and 2020, respectively. In order to utilize these unused tax losses, we would need to be regarded as carrying on a trade for Irish corporate tax purposes. Once regarded as carrying on a trade and subject to other conditions being met, the unused tax losses can be carried forward indefinitely against future trading income. On this basis, we have decided not to recognize any deferred tax assets at December 31, 2020 or 2019. There is no certainty that we will generate sufficient taxable profits within the required timeframe to be able to utilize these tax loss carry-forwards in full.
Results of Operations
Comparison of the Years Ended December 31, 2019 and 2020
The following table summarizes our results of operations for the years ended December 31, 2019 and 2020 (in thousands):
	Year Ended December 31		Change
	2020	2019
Operating Expenses:
Research and development	$(338)	$(296)	$(42)
General and administrative	(108)	(14)	(94)
Loss from operations	(446)	(310)	(136)
Loss for the year	$(446)	$(310)	$(136)

Research and Development Expenses
The following table summarizes our research and development expenses for the years ended December 31, 2020 and 2019 (in thousands):
	Year Ended December 31		Change
	2020	2019
Research and development	$(338)	$(296)	$(42)
Research and development expenses increased by $42 thousand from $296 thousand for the year ended December 31, 2019, to $338 thousand for the year ended December 31, 2020. The increase was primarily due to increased costs relating to our technical developments and clinical trials.
We expect these costs to increase materially in the near future, consistent with our plan to advance our GH001 and GH002 product candidates through clinical development.
General and Administrative Expenses
The following table summarizes our general and administrative expenses for the years ended December 31, 2020 and 2019 (in USD thousands):
	Year Ended December 31		Change
	2020	2019
General and administrative	$(108)	$(14)	$(94)
General and administrative expenses increased by $94 thousand from $14 thousand for the year ended December 31, 2019, to $108 thousand for the year ended December 31, 2020. The increase was primarily due to costs incurred in preparation for our initial public offering, including increased costs associated with compliance with exchange listing and SEC requirements as a public company, and to support our growth initiatives.
Liquidity and Capital Resources
Sources of Liquidity
We have incurred operating losses since inception, and we have not generated any revenue from any product sales or any other sources. We have not yet commercialized any of our product candidates, which are in various phases of technical and clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We have funded our operations to date primarily with proceeds from the sale of ordinary shares and preferred stock:
■	In 2019, we received net cash proceeds of $797 thousand from the issuance of ordinary shares.
■	In 2020, we received net cash proceeds of $5.5 million from the issuance of Series A preferred shares.
■	In 2021, we received gross cash proceeds of $125.2 million from the issuance of Series B preferred shares.
■	As of December 31, 2019 and 2020, we had cash of $498 thousand and $5.9 million respectively.
We plan to continue to fund our operating and capital funding needs through sales of additional equity or other forms of financing. We may also consider pursuing strategic partnerships for clinical development and commercialization of our product candidates. The sale of additional equity would result in additional dilution to our shareholders.

Cash Flows
The following table provides information regarding our cash flows for the years ended December 31, 2020 and 2019 (in thousands):
	Year Ended December 31		Change
	2020	2019
Cash flows used in operating activities	$(330)	$(289)	$(41)
Cash flows from financing activities	5,500	797	4,703
Net increase in cash	$5,170	$508	$4,662
Cash Flows Used in Operating Activities
Cash flows used in operating activities increased to $330 thousand for the year ended December 31, 2020 from $289 thousand for the year ended December 31, 2019, an increase of $41 thousand. The increase was primarily due to a $136 thousand increase in loss from operations, partially offset by an increase in changes to working capital of $95 thousand.
Cash Flows from Financing Activities
Cash flows from financing activities increased to $5.5 million for the year ended December 31, 2020 from $797 thousand for the year ended December 31, 2019, an increase of $4.7 million. The increase was due proceeds from the issuance of Series A preferred shares.
Funding Requirements
We expect our expenses to increase substantially in connection with our ongoing research and development activities, particularly as we advance the technical development work, nonclinical studies and clinical trials of our product candidates and the medical devices required to deliver such product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. We anticipate that our expenses will increase substantially if and as we:
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continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for our product candidates GH001 and GH002 for our initial indication and additional potential indications;

■
continue both the technical development and expansion of external manufacturing capabilities for our current product candidates GH001 and GH002 and of the medical devices required to deliver these product candidates;

■	initiate and continue research and development, including nonclinical, clinical, and discovery efforts for any future product candidates;
■	seek to identify additional product candidates;
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seek regulatory approvals for our product candidates GH001 and GH002, including the medical devices required to deliver these product candidates, or any other product candidates that successfully complete clinical development;

■
add operational, financial and management information systems and personnel, including personnel to support our product candidate and device development and help us comply with our obligations as a public company;

■	hire and retain additional personnel, such as clinical, quality control, scientific, commercial, sales, marketing and administrative personnel;
■	continue to prepare, file, prosecute, maintain, protect and enforce our intellectual property rights and claims;

■	establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize various products for which we may obtain regulatory approval;
■	comply with ongoing regulatory requirements for products approved for commercial sale, if ever;
■	acquire or in-license other product candidates, medical devices to deliver our product candidates, and other technologies; and
■	incur increased costs as a result of operating as a public company.
As of December 31, 2020, we had cash of $5.9 million. Based on our current operating plan, we believe that our existing cash, combined with the net proceeds of $    million from the Series B Financing that closed in April 2021 and the expected net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements through at least      . However, we have based this estimate on assumptions that may prove to be wrong and we could exhaust our capital resources sooner than we expect.
Because of the numerous risks and uncertainties associated with product development, we may incorrectly estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our funding requirements and timing and amount of our operating expenditures will depend on many factors, including, but not limited to:
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the scope, progress, results and costs of researching and developing our GH001 and GH002 product candidates, additional 5-MeO-DMT delivery approaches and the medical devices required to deliver these therapies for our initial and potential additional indications, as well as other product candidates we may develop;

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the timing and uncertainty of, and the costs involved in, obtaining marketing approvals for our GH001 and GH002 product candidates including the medical devices required to deliver these therapies for our initial and potential additional indications, and other product candidates we may develop and pursue;

■	the number of future product candidates that we may pursue and their development requirements;
■	the number of jurisdictions in which we plan to seek regulatory approvals;
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if approved, the costs of commercialization activities for GH001 and GH002 for any approved indications, or any other product candidate that receives regulatory approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution, and manufacturing capabilities;

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subject to receipt of regulatory approval, revenue, if any, received from commercial sales of GH001 and GH002 and the respective medical devices for any approved indications or any other product candidates;

■	the extent to which we may in-license or acquire rights to other products, product candidates, medical devices or technologies;
■	our headcount growth and associated costs as we expand our research and development, increase our office space, and establish a commercial infrastructure;
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the costs of preparing, filing and prosecuting patent applications and maintaining and protecting our intellectual property rights, including enforcing and defending intellectual property-related claims;

■	the effect of competing product and market developments; and
■	the ongoing costs of operating as a public company.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may result in fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
If we raise funds through collaborations or marketing, distribution, licensing and royalty arrangements with third parties, we may have to relinquish valuable rights to our intellectual property or technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us or issue and sell our shares, which may result in dilution to our shareholders. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
For more information as to the risks associated with our future funding needs, see “Risk Factors.”
Contractual Obligations and Commitments
As of December 31, 2019 and 2020, we had no material unavoidable contractual obligations or commitments.
Off-Balance Sheet Arrangements
As of December 31, 2019 and 2020, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Critical Accounting Policies and Significant Judgments and Estimates
Deferred tax balances and the valuation of tax operating losses
During the period from incorporation to December 31, 2020, we have incurred tax losses, which are a potential benefit in the event that we report a taxable profit in the future. In preparing our financial statements, we have assessed that the likelihood of a taxable profit is currently not sufficiently certain for these potential benefits to be recognized as a deferred tax asset. This assessment is based on the status of the research into our principal investigational product and the significant challenges that remain before operating profits can be assured.
Internal Control Over Financial Reporting
In connection with the preparation of our financial statements for the years ended December 31, 2019 and 2020, we identified material weaknesses in our internal control over financial reporting. Specifically, we determined that we lack a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to: (a) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; and (b) design and maintain controls over the preparation and review of account reconciliations, journal entries and financial statements, including maintaining appropriate segregation of duties.
These control deficiencies did not result in a material misstatement to the financial statements. However, each of these control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.
Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. We are progressing with the activities necessary to implement the appropriate accounting policies, processes and controls required to comply with Section 404 of the Sarbanes-Oxley Act and are in the process of identifying the relevant individuals with the requisite expertise to assist in implementation activities designed to improve our internal control over financial reporting and remediate the control deficiencies that led to these material weaknesses, including hiring additional finance and accounting personnel and initiating design and implementation of our financial control environment. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting nor that they will prevent or avoid potential future material weaknesses. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses. See “Risk Factors— Risks Related to the Offering and Ownership of Our Ordinary Shares—We have identified material weaknesses in our internal control over financial reporting in connection with the audit of our financial statements for the years ended December 31, 2019 and 2020, and we may identify additional material weaknesses. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected.”
Emerging Growth Company Status
On April 5, 2012, the JOBS Act was enacted. As an emerging growth company, or EGC, under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. Additionally, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.
We will remain classified as an EGC until the earlier of (1) the last day of the fiscal year (i) in which we have total annual gross revenue of $1.07 billion; (ii) following the fifth anniversary of the date of the completion of the offering; or (iii) in which we are deemed to be a “large accelerated filer,” which requires the market value of our ordinary shares that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three-year period.
Recently Issued Accounting Pronouncements
As disclosed in Note 2 to our financial statements appearing elsewhere in this prospectus, there are no standards issued but not yet adopted which will have an impact on our financial statements.
Quantitative and Qualitative Disclosures About Market Risks
The statements about market risk below relate to our historical financial information included in this prospectus.

Foreign exchange risk
We operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to pounds sterling.
Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:
■	forecast expenses denominated in a currency other than the entity’s functional currency; and
■	recognized assets and liabilities denominated in a currency other than the entity’s functional currency.
Management believes that foreign exchange risk is minimal, as we currently maintain our cash balance in euro and our expenses are mainly incurred in euro. We currently have no revenue generating activities.
Credit risk
We are not currently exposed to credit risk except on our cash balances. Our cash balance is maintained with well established, highly rated financial institutions. As of December 31, 2020, the cash balance is held at one bank that has S&P’s credit rating of BBB+. We do not invest in equity instruments or derivatives.
Liquidity risk
Liquidity risk is the risk that we may not be able to generate sufficient cash resources to settle our obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements.
Cash is monitored by management. Funding and liquidity risks are reviewed regularly by our board of directors and management. We fund our capital requirements through capital raising.

BUSINESS
Overview
We are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Our initial focus is on developing our novel and proprietary 5-Methoxy-N,N-Dimethyltryptamine, or 5-MeO-DMT, therapies for the treatment of patients with Treatment-Resistant Depression, or TRD. Our portfolio currently includes GH001, our proprietary inhalable 5-MeO-DMT product candidate, and GH002, our proprietary injectable 5-MeO-DMT product candidate. We have completed a Phase 1 healthy volunteer clinical trial, in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen with intra-subject dose escalation. GH001 is currently being investigated in the Phase 2 part of an ongoing Phase 1/2 clinical trial in patients with TRD. Based on observed clinical activity, we believe that administration of a single dose of GH001 has the potential to induce rapid remissions as measured by the Montgomery–Åsberg Depression Rating Scale, or MADRS, in certain patients. The goal of the ongoing Phase 2 part of the trial is to assess whether an individualized dosing regimen with intra-subject dose escalation can further increase the MADRS remission rate as compared to a single GH001 dose.
Patients with MDD who have not adequately responded to therapy clearly have harder-to-treat depression, generally referred to as TRD. There is no consensus definition for TRD, but in the context of clinical trials, failure of at least one pharmacotherapy, one pharmacotherapy and one psychotherapy, or two pharmacotherapies has been used, the latter group having been referred to by regulatory authorities as patients with TRD. The Sequenced Treatment Alternatives to Relieve Depression, or STAR*D study, a collaborative study funded by the U.S. National Institute of Mental Health, demonstrated that approximately 37% of patients with MDD did not achieve a response despite two treatment steps. Based on this result we estimate that there are approximately nine million TRD patients in the United States and Europe who would be candidates for treatment. TRD has a greater economic and societal cost than non-TRD MDD. For instance, direct medical costs are approximately two- to threefold higher for TRD patients compared to non-TRD MDD patients.
Despite the significant unmet medical need in TRD and the substantial patient population, there are only two pharmacotherapies specifically approved for TRD in the United States: esketamine, as well as a combination of olanzapine and fluoxetine, an antipsychotic and antidepressant, respectively, both of which have shown mixed efficacy in clinical trials and are associated with potential side effects. Outside of pharmacotherapies, psychotherapies are also employed in the treatment of TRD, but involve a lengthy time commitment and are subject to large variability in availability, administration and effectiveness. Multiple forms of somatic intervention are another common treatment approach for TRD, although these treatments are often deemed invasive and/or onerous, and there are limited data supporting long-term therapeutic benefit. Despite the range of treatments available for TRD, there is a large unmet medical need for new therapies to bring more patients into rapid and durable remissions and to reduce social and economic burden.
5-MeO-DMT is a serotonergic psychedelic, a class of psychoactive drugs that act primarily through an agonist action on serotonin, or 5-HT, receptors and cause an altered state of consciousness. In vivo and in vitro research from academic studies suggest that 5-MeO-DMT is active at both the 5-HT1A and 5-HT2A receptors, which are expressed in neurons in different areas of the central nervous system. 5-MeO-DMT appears to have a higher affinity for the 5-HT1A receptor subtype and a more selective pattern of distribution across various neurotransmitter receptor types compared to other tryptamines, such as psilocin and N,N-Dimethyltryptamine, or DMT, both of which have stronger affinity for the 5-HT2A receptor subtype and a less selective receptor binding profile.
Our goal is to develop novel and proprietary 5-MeO-DMT therapies for patients with TRD that are highly effective, rapidly acting, well tolerated and conveniently administered. We believe that various distinguishing features of our 5-MeO-DMT product candidates, including our lead product candidate GH001, will allow us to achieve those goals.

First, we believe that GH001 has a high propensity to induce intense psychoactive effects, or Peak Experiences, or PEs, which we believe may be correlated with rapid induction of durable remissions in patients with TRD. Second, we believe that there is no clinically relevant tolerance development to 5-MeO-DMT when the drug is re-administered within hours and, therefore, no diminished psychoactive effects. Together with the rapid onset and short duration of psychoactive effects, this aspect allows re-administration of GH001 in an individualized dosing regimen where GH001 can be administered several times within one day. We are currently investigating whether this individualized dosing regimen has the ability to increase the rate of occurrence of PEs in patients with TRD compared to administration of a single dose and whether this results in an increased rate of rapid remissions, while at the same time avoiding unnecessarily high doses. Third, we believe that the rapid onset and short duration of the psychoactive effects may confer a significant convenience and feasibility advantage compared to other serotonergic psychoactive agents studied for the treatment of mental disorders, in which the initial psychoactive effects have a slower onset and can last for several hours. We further believe that those features and the type of psychoactive effects induced by GH001 allow for GH001 dosing without the need for lengthy and complex patient preparation prior to the treatment, with only limited required support from a healthcare provider during the experience and without the need for frequent psychological integration work after the experience. GH002 and potential additional product candidates will follow a similar treatment paradigm.
We have completed a Phase 1 clinical trial of GH001, our inhalable 5-MeO-DMT product candidate, in 22 healthy volunteers. Administration via inhalation was observed to be well tolerated at the investigated single dose levels and in the individualized dosing regimen.
We are currently conducting a Phase 1/2 clinical trial of GH001 in 16 patients with TRD. In the completed single-dose Phase 1 part of this trial with two dose levels (12 mg, 18 mg), administration of single doses of GH001 via inhalation was again observed to be well tolerated. We also evaluated clinical activity, as characterized by MADRS remission and MADRS clinical response. Two patients in the 12 mg group and one patient in the 18 mg group of Part A achieved a MADRS remission on day seven after dosing, as well as a MADRS clinical response, and one further patient in the 18 mg group achieved a MADRS clinical response on day seven after dosing.
The ongoing open-label, single-arm Phase 2 part of this trial aims to assess whether applying our individualized dosing regimen with intra-patient dose escalation of GH001 can further increase the MADRS remission rate compared to a single GH001 dose in patients with TRD.
We intend to request a pre-Investigational New Drug application, or pre-IND, meeting with the FDA and a Scientific Advice meeting with the European Medicines Agency, or EMA, and pending the outcome of these meetings, we plan to initiate a multi-center, randomized, controlled Phase 2b trial in TRD. Subject to completing clinical development, we plan to seek regulatory approval of GH001 in both the United States and Europe.
GH002 is our next 5-MeO-DMT product candidate formulated for administration via a proprietary injectable approach. We believe GH002 has the potential to be an attractive therapeutic option in patients with underlying airway or pulmonary disease or in situations where it is difficult to assure that the GH001 inhalation is performed adequately, such as in acute psychiatric emergency care situations where a patient may be unable to properly use an inhalation device. GH002 is currently in preclinical development and we anticipate developing GH002 in indications within our focus area of psychiatric and neurological disorders.

Our Pipeline
We are developing our 5-MeO-DMT product candidates, GH001 and GH002, in our focus area of psychiatric and neurological disorders. Our lead program, GH001, is currently in the Phase 2 part of an ongoing Phase 1/2 clinical trial in patients with TRD.

*In light of our completed Phase 1 clinical trial of GH001 in healthy volunteers, discussed elsewhere in this prospectus, we plan to request clearance from European regulatory authorities to begin Phase 2 clinical trials in patients with these two additional psychiatric or neurological disorders.
Our Strategy
Our mission is to develop novel proprietary 5-MeO-DMT therapies to induce rapid and durable remissions in patients with psychiatric and neurological disorders. In order to achieve this mission, key elements of our strategy include:
■	Advancing GH001, our inhalable 5-MeO-DMT product candidate, for the treatment of TRD through clinical development, regulatory approval and commercialization, if approved
In TRD, there is a large unmet need for new therapies to bring more patients into rapid and durable remissions. We estimate that approximately nine million people in the United States and Europe have TRD. We have completed a Phase 1 healthy volunteer clinical trial, in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in the individualized dosing regimen with intra-subject dose escalation. GH001 is currently being investigated in the Phase 2 part of an ongoing open-label, single-arm Phase 1/2 clinical trial in patients with TRD. We expect to complete our ongoing Phase 1/2 clinical trial in    . In the completed Phase 1 part of this ongoing trial, no serious adverse events, or SAEs, were observed and all adverse drug reactions, or ADRs, were mild and resolved spontaneously. Based on observed clinical activity in this part of the trial, we also believe that administration of a single dose of GH001 has the potential to induce rapid MADRS remissions in certain patients. The goal of the ongoing Phase 2 part of the trial is to assess whether an individualized dosing regimen with intra-subject dose escalation can further increase the MADRS remission rate as compared to a single GH001 dose. We plan to request a pre-IND meeting with the FDA and a Scientific Advice meeting with the EMA and, pending the outcome of these meetings, we plan to initiate a multi-center, randomized, controlled Phase 2b trial in TRD.
■	Advancing GH001, into clinical development in additional psychiatric and neurological disorders beyond TRD
Given GH001’s mechanism of action, we believe that GH001 may confer beneficial effects as an earlier line of treatment in MDD, including potential to serve as a front-line treatment, as well as in other psychiatric and neurological disorders with unmet medical need. We plan to initiate proof-of-concept Phase 2a trials in two such disorders in     .
■	Advancing GH002, our injectable 5-MeO-DMT product candidate, into clinical development
We believe our injectable 5-MeO-DMT product candidate, GH002, has the potential to be an attractive therapeutic option in patients with underlying airway or pulmonary disease or in situations where it is difficult to assure that the GH001 inhalation is performed adequately, such as in acute psychiatric emergency care situations where a patient may be unable to properly use an inhalation device. GH002 is currently in preclinical development and we anticipate advancing GH002 into clinical development in indications within our focus area of psychiatric and neurological disorders.
■	Investigating additional delivery systems and additional routes of administration for 5-MeO-DMT
We plan to investigate additional delivery systems and additional routes of administration for 5-MeO-DMT which we believe could expand the patient population that could benefit from our product candidates.
■	Expanding our intellectual property portfolio around 5-MeO-DMT
We have filed several patent applications covering novel aerosol compositions of matter of 5-MeO-DMT, novel manufacturing methods of 5-MeO-DMT and novel uses of 5-MeO-DMT in various disorders. We are committed to exploring additional opportunities with 5-MeO-DMT through ongoing research and development, including for use of 5-MeO-DMT in new indications where 5-MeO-DMT has the potential to provide a therapeutic benefit and for additional drug delivery approaches that provide alternatives to the patient.
■	Maximizing the value of our product portfolio by building internal commercialization infrastructure and entering selective partnerships
We retain global development and commercialization rights for our product candidates and are developing a commercialization plan where we anticipate working with payors to enable reimbursement and with health systems to enable broad patient access. Subject to regulatory approval of our product candidates, we plan to develop and use our own sales and marketing capabilities to target public and private healthcare providers and clinic networks. We may also enter into commercialization collaborations with third parties who have complementary commercial capabilities.
Our Market Opportunity
We are developing our 5-MeO-DMT product candidates for the treatment of a range of psychiatric and neurological disorders, with an initial focus on TRD, where there is a large unmet medical need. Our goal is to develop new therapies that are rapidly acting, highly effective, well tolerated and conveniently administered.
MDD and TRD Overview
MDD is a serious mental health condition characterized by recurring episodes where feelings of sadness, loss of interest and other heightened negative emotions occur most of the day, nearly every day. MDD is associated with substantial morbidity, diminished quality of life and reduced life expectancy. The World Health Organization, or WHO, estimated that, as of 2015, more than 320 million people suffered from MDD worldwide and concluded that MDD is the single largest contributor to global disability, accounting for 7.5% of all years lived with disability.
Many experts believe the global burden of MDD will further increase significantly in the wake of the coronavirus disease 2019, or COVID-19, pandemic. Depression symptom prevalence among adults in the United States has been reported to be threefold higher during the COVID-19 pandemic than before.
Unfortunately, the efficacy of the existing anti-depressive treatments is limited by a slow onset of response, and a significant proportion of patients do not adequately respond even after multiple lines of therapy. The STAR*D study, a collaborative study funded by the U.S. National Institute of Mental Health, was designed to assess effectiveness of four different treatment steps, which included both pharmacological and psychotherapeutic approaches, in a generalizable population of patients with depression. An American Journal of Psychiatry report on the STAR*D study by John Rush and co-authors summarized the acute and longer-term outcomes for all four successive treatment steps. The study reported both rates of remission, defined as a score of equal or less than 5 on the 16-item, clinician-rated Quick Inventory of Depressive Symptomatology, or QIDS-C16, and rates of response, defined as at least a 50% reduction in QIDS-C16 from treatment step entry. This STAR*D study found that remission rates were approximately 37%, 31%, 14% and 13% for the first, second, third and fourth treatment steps, respectively, and that time to remission in those who did remit extended to about five to seven weeks. Approximately 33% of patients in the STAR*D study did not achieve a remission despite undergoing four treatment steps.

Patients with MDD who have not adequately responded to adequate therapy clearly have harder-to-treat depression, generally referred to as TRD. There is no consensus definition for TRD, but in the context of clinical trials, failure of at least one pharmacotherapy, one pharmacotherapy and one psychotherapy, or two pharmacotherapies have been used, the latter having been referred to by regulatory authorities as patients with TRD. The STAR*D study demonstrated that approximately 37% of patients with MDD did not achieve a response despite two treatment steps. Based on this result and based on an estimated number of approximately 48 million MDD patients in the United States and Europe, of which about 50% receive treatment with pharmacotherapy or pharmacotherapy and psychotherapy, we estimate that there are approximately nine million TRD patients in the United States and Europe who would be candidates for treatment.

Despite this substantial patient population, only two pharmacotherapies have been approved specifically for the treatment of TRD in the United States: esketamine and a combination of olanzapine and fluoxetine, an antipsychotic and antidepressant, respectively.
Economic and Societal Burden
Global mental illness-associated costs, including direct costs associated with diagnosis, treatment and care and indirect costs associated with lost productivity and income, were estimated at $2.5 trillion for the year 2010, with the cost projected to surge to $6 trillion by 2030, whereby about two-thirds of the total cost comes from indirect costs. For the United States, the economic burden of MDD alone is estimated to be over $200 billion per year as of 2010, and roughly 47% of this amount is attributable to direct costs. Between 2005 and 2010, the total economic burden of MDD increased by approximately 22%.
TRD has a greater economic and societal cost than non-TRD MDD. TRD patients are often unable to perform daily tasks, are less productive at work and have higher rates of unemployment. They are also more likely to receive disability or welfare benefits and are reported to have a higher rate of co-occurring conditions, including diabetes, anemia and hypertension. The TRD patient population has an approximate sevenfold increase in suicide rates compared to non-TRD MDD patients. Research conducted in 2018 suggests that the proportion of patients suffering with TRD attempting suicide at least once during their lifetime could be as high as 30%.
Direct medical costs are approximately two- to threefold higher for TRD patients compared to non-TRD MDD patients. TRD patients have higher prescriptions costs, require more doctor visits and experience increased rates of hospitalization. They also have, on average, twice the number of inpatient visits compared with non-TRD MDD patients and their hospital stays are approximately 36% longer on average.

Existing Therapies for Depression
Because depression has a diverse set of biological, social, psychological, environmental, genetic and stress-related determinants, many of which co-occur, treatment options are wide-ranging and often combined. Current pharmacological and non-pharmacological treatments are efficacious only for a subset of MDD patients, and many patients do not respond or experience relapses. Clinicians lack high-quality evidence of whether certain therapies are suitable for certain patients and often rely on a lengthy trial-and-error approach, course-correcting as patients experience relapses or difficult side effects.
Therapy	Route	Frequency and duration	Reimbursement[1]	Approximate annual cost per patient[2]
Pharmacotherapies
Antidepressants: SSRI/SNRI*	Oral	1/day, chronic	Broad	Generic: $150 – 250 Brand: $1,500 – 3,500
Atypical antipsychotics	Oral	1/day, chronic	Broad	Generic: $300[3] Brand: $5,000[3]
Esketamine	Intranasal	Up to 56 sessions/year, under supervision of a healthcare professional	Limited	$33,000 – 49,000
Ketamine	Intravenous	Up to 6 injections, then every 4 – 6 weeks	No	$5,500 – 8,000
Psychotherapy
CBT (cognitive behavioral therapy)	Face-to-face or online	10 – 20 sessions, 3 – 4 months	Broad	Averaging $1,000
Somatic Therapies
rTMS (repetitive transcranial magnetic stimulation)	Magnetic brain stimulation without anaesthesia	5 sessions/week, 4 – 5 weeks,	Limited	$6,000 – 12,000
ECT (electroconvulsive therapy)	Electric brain stimulation under anaesthesia	3 sessions/week, 4+ weeks	Limited	$5,000 – 15,000
VNS (vagus nerve stimulation)	Electric pulses sent to the brain	Duration varies from patient to patient – stimulator must first be implanted and given at a starting low dose every 5 minutes from day to night	Limited	$40,000 – 45,000 for surgical implementation (excluding costs of post-operative device adjustments)
DBS (deep brain stimulation)	Electrical impulses to the brain through implanted electrodes	3 – 6 hour operations; follow-up visits	Limited	$64,000 for surgical implementation (excluding costs for DBS-related follow-up procedures and battery replacements)
*	SSRI = selective serotonin reuptake inhibitor, SNRI = serotonin-norepinephrine reuptake inhibitor
1	Government reimbursement or private insurance coverage; 2 Assumes one treatment course over the year, direct treatment cost only (not total healthcare costs); 3 Quetiapine extended-release 150mg/day

Pharmacotherapies
There are five main categories of antidepressants available. These are:
1.	selective serotonin reuptake inhibitors, or SSRIs;
2.	serotonin-norepinephrine reuptake inhibitors, or SNRIs;
3.	atypical antidepressants;
4.	monoamine oxidase inhibitors, or MAOIs; and
5.	tricyclic antidepressants, or TCAs.
Antidepressants are frequently used in first- and second-line treatment of depression and can also be used after this point. As observed in the STAR*D study, only about 37% of patients achieve a remission with their initial antidepressant treatment. Failure rates of subsequent treatment regimens increase dramatically. For example, according to the STAR*D study, once patients have failed two lines of prior therapies, only about 14% of patients achieve a remission with their third antidepressant treatment, and less than 5% stay in remission for one year.
The current main categories of antidepressants have significant additional limitations, including delayed onset of action, poor therapy adherence rates and various side effects. The onset of action for the most commonly used antidepressants is typically between two and three weeks, but the average time to remission in those who remit extends to about five to seven weeks, according to the STAR*D study. Adherence levels are low, with less than 50% of individuals in primary and psychiatric care not adhering to their prescribed antidepressant medication after three months.
There is limited evidence to effectively guide clinical decisions following non-response or partial response to first-line antidepressant medications. Recommended treatment approaches include optimizing the current antidepressant dose or switching to another antidepressant. Partial response or lack of response thereafter is recommended to be addressed by combining antidepressants from different pharmacological classes or augmenting with an alternative medication, primarily with atypical antipsychotics but also mood stabilizers, anticonvulsants, thyroid hormones and stimulants.
Antipsychotics, such as olanzapine, quetiapine and aripiprazole, are typically used as adjunctive therapies when there is a lack of notable efficacy with an antidepressant. Despite there being an approved combination of olanzapine and fluoxetine for TRD, research shows that combining antidepressants and antipsychotics can have serious side effects, such as weight gain, other metabolic complications, sedation, extrapyramidal side effects, which are drug-induced movement disorders, and QTc prolongation, which means the ventricles of the heart take longer than usual to recharge between beats.
Ketamine is an N-methyl-D-aspartate, or NMDA, receptor antagonist that has been used for several decades for sedation, anesthesia and chronic pain and is being used as an off-label treatment for TRD. The S-enantiomer of ketamine, esketamine, is administered via a nasal spray and was approved by the FDA in 2019 for the treatment of TRD. Due to the fact that ketamine and esketamine treatments typically require frequent administration in a controlled environment under medical supervision, administration is costly for payors and burdensome for patients, which has resulted in further stunted clinical adoption and patient access.
Psychotherapies
Psychotherapy is a form of talk therapy, which is often the preferred first-line treatment in patients with mild MDD. Psychotherapy is also used in combination with a primary pharmacotherapy, or as a substitute for primary pharmacotherapy, in patients with more severe MDD or in later-line treatments, including in patients with TRD. Two frequently used psychotherapies for depression are cognitive behavioral therapy, or CBT, and interpersonal therapy, or IPT. CBT focuses on changing negative thought and behavior patterns. IPT also assesses negative thoughts and behaviors, but only as they apply to interpersonal relationships and social functioning. Psychotherapeutic approaches can be effective for certain individuals but require a significant time commitment from patients and are subject to variability in their availability, delivery and effectiveness.
Somatic Therapies
Severe TRD patients who have undergone several courses of therapy are often treated with resource-intensive somatic therapies like electroconvulsive therapy, or ECT; repetitive transcranial magnetic stimulation, or rTMS; vagal nerve stimulation, or VNS; or deep brain stimulation, or DBS. These therapies are generally administered in inpatient settings. These treatments are typically reserved for patients who have not adequately responded to other treatments and are characterized as high-cost treatment options with limited reimbursement.
Summary
MDD is a serious mental health condition with substantial morbidity, diminished quality of life, reduced life expectancy and significant economic and societal burden. All of these issues are further accentuated in patients with TRD. Despite the availability of two pharmacotherapies approved specifically for the treatment of TRD in the United States, we believe currently available options do not adequately meet the needs of patients suffering from TRD and there is a significant need for a new therapeutic approach to bring more patients into rapid, durable remission.
We believe that the development of a safe, effective and convenient therapy for TRD is one of the biggest unmet needs and challenges in healthcare and that our 5-MeO-DMT product candidates, GH001 and GH002, have the potential to address this unmet need.
Our Solution – GH001 and GH002
We are developing two 5-MeO-DMT product candidates, GH001 and GH002. Our lead product candidate, GH001, is formulated for 5-MeO-DMT administration via a proprietary inhalation approach. We are currently investigating administration of GH001 as a single-dose induction regimen and in an individualized dosing regimen where up to three escalating doses of GH001 are given on the same day. With GH001, we have completed a Phase 1 healthy volunteer clinical trial, in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in the individualized dosing regimen. GH001 is currently being investigated in the Phase 2 part of an ongoing open-label, single-arm Phase 1/2 clinical trial in patients with TRD. In the completed Phase 1 part of this ongoing trial, no SAEs were observed and all adverse drug reactions, or ADRs, were mild and resolved spontaneously. Based on clinical activity that we observed, we also believe that administration of a single dose of GH001 has the potential to induce rapid MADRS remissions in certain patients. The goal of the ongoing Phase 2 part of the trial is to assess whether an individualized dosing regimen with intra-subject dose escalation can further increase the MADRS remission rate as compared to a single GH001 dose. We expect to complete our ongoing Phase 1/2 clinical trial in    . We plan to request a pre-IND meeting with the FDA and a Scientific Advice meeting with the EMA, and pending the outcome of these meetings, we plan to initiate a multi-center, randomized, controlled Phase 2b trial in TRD. Our next product candidate, GH002, is being formulated for 5-MeO-DMT administration via a proprietary injectable formulation and is currently in preclinical development.
History of 5-MeO-DMT Usage
Broader Emergence of Psychoactive Drugs
5-MeO-DMT is a serotonergic psychedelic, a class of psychoactive drugs that act primarily through an agonist action on serotonin receptors and cause an altered state of consciousness. Serotonergic psychedelics also include other tryptamines such as psilocybin and N,N-Dimethyltryptamine, or DMT; ergolines such as lysergic acid diethylamide, or LSD; and phenethylamines such as mescaline.

In the 1960s, clinical research in psychedelics was widespread, prior to the overall group of psychedelics being classified as Schedule I drugs in the early 1970s. Combining findings from these earlier studies with more recent data, accumulating evidence suggests that certain serotonergic psychedelics may have beneficial effects on a variety of psychiatric and neurological disorders. More recent insight in the psychopharmacology of certain serotonergic psychedelics, as well as initial evidence of their therapeutic benefit, has driven a resurgence of interest in the evaluation of serotonergic psychedelics for therapeutic use to treat a range of psychiatric and neurological disorders.
The promise of therapeutic approaches using psychoactive agents for the treatment of psychiatric and neurological disorders is highlighted by recent regulatory developments and increased research efforts. For instance, the FDA has granted Breakthrough Therapy Designation twice to psilocybin for the treatment of TRD and also to 3,4-methylenedioxy-methamphetamine, or MDMA,-assisted psychotherapy for the treatment of post-traumatic stress disorder. Further, major research institutions in the United States and Europe have recently established large centers dedicated to therapeutic research on psychoactive agents, including the Johns Hopkins Center for Psychedelic & Consciousness Research, the Mount Sinai Center for Psychedelic Psychotherapy and Trauma Research and the Imperial College London Centre for Psychedelic Research.
5-MeO-DMT Overview
The molecule 5-MeO-DMT is a naturally occurring structural analogue of serotonin (5-hydroxytryptamine, or 5-HT), as depicted below, belonging to the class of psychoactive tryptamines.

5-MeO-DMT was first identified in the bark of Dictyoloma incanescens, but it is also contained in other plants, and it has been identified as a psychoactive ingredient in the venom of Bufo alvarius toads. These natural materials, as well as non-pharmaceutical grade 5-MeO-DMT, have a history of naturalistic use, where their potential to induce altered states of consciousness has been applied in spiritual or self-exploratory contexts.
Mechanism of Action of Our Product Candidates
Molecular Effects of 5-MeO-DMT
In vivo and in vitro research from academic studies suggest that 5-MeO-DMT acts primarily as a serotonin agonist, active at both the 5-HT1A and 5-HT2A receptors, which are expressed in neurons in different areas of the central nervous system. 5-MeO-DMT appears to have a higher affinity for the 5-HT1A receptor subtype and a more selective pattern of distribution across various neurotransmitter receptor types compared to other tryptamines, such as psilocin and DMT, both of which have stronger affinity for the 5-HT2A receptor subtype and a less selective receptor binding profile.
Further academic research suggests that 5-MeO-DMT may also act as regulator of inflammation and immune homeostasis through the sigma-1 receptor and that it may affect structural neuroplasticity, meaning that it may induce proliferation, survivability and accelerate maturation of specific neurons in the brain. Such mechanisms have the potential to address some of the hypothesized root causes of depression, including reduced neural connectivity and a proinflammatory state.

Relevance of the Intensity of the Psychoactive Effects
We believe that the intensity of the acute psychoactive effects after administration of our product candidates correlates with short- and long-term clinical improvement across various psychiatric and neurological disorders. Such a correlation has been shown for other serotonergic psychedelics in various academic studies. We have defined an intense psychoactive effect as a PE. We assess the occurrence of PEs using a proprietary visual analogue scale, or PE scale, which averages answers scored by the patient from 0 to 100 for three parameters of the experience: intensity, feelings of loss of control and profoundness. A PE is determined to have been achieved if the patient’s average score across these three parameters is at least 75 on this scale. We use the occurrence or non-occurrence of a PE for dose selection of our product candidates in our individualized dosing regimen.
Resetting Functional Connectivity
We believe that the mechanism of action of our product candidates, as well as the correlation between the intensity of the psychoactive effects and therapeutic outcomes, can be explained by recent observations regarding human brain functional connectivity, or FC, via so-called resting-state networks, or RSNs. These RSNs have been shown in academic studies to be responsible for various aspects of complex cognitive function, and it has been found that patients with mental disorders can have disturbed RSN connectivity. It has further been found that the administration of serotonergic psychedelics can lead to decreased connectivity within those RSNs. In addition, depending on the intensity of the short-term psychoactive effects, an increased reorganization of RSN activity can be observed following the experience, and this reorganization also correlates with treatment response.
We believe that administration of our product candidates has the potential to result in:
■	acute decreased functional connectivity within the relevant RSNs;
■	subsequent reintegration and resumption of normal functional connectivity, or a “re-set”, of the relevant RSNs; and
■	resolution of depressive thought patterns and improvement in other symptoms of mental disorders.
We believe that the occurrence of PEs as assessed by our proprietary PE scale is predictive of the “re-set” and may be indicative of therapeutic activity.
Our lead product candidate, GH001, is designed to produce a rapid onset of psychoactive effects (commonly within seconds) and an intense and short-lived (commonly five to 30 minutes) initial psychoactive experience. Although the initial psychoactive effects are short-lived, we believe the ensuing “re-set” of normal functional connectivity has the potential to create durable therapeutic benefits. Our approach of quantifying PEs allows for a simple assessment of psychoactive effects, and our PE-guided individualized dosing regimen aims to optimize the therapeutic outcome. GH002 and potential additional products candidates will follow a similar treatment paradigm.
Our 5-MeO-DMT Product Candidates
Inhalable 5-MeO-DMT Product Candidate – GH001
Summary
Our lead 5-MeO-DMT product candidate, GH001, is formulated for administration via a proprietary inhalation approach. For GH001, we use synthetically developed, pharmaceutical grade 5-MeO-DMT, manufactured in accordance with current Good Manufacturing Practices, or cGMP, standards. We are currently investigating administration of GH001 as a single-dose induction regimen and in an individualized dosing regimen, where up to three escalating doses of GH001 are administered via inhalation on a single day. We have completed a Phase 1 healthy volunteer clinical trial for GH001, in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in the individualized dosing regimen. GH001 is currently being investigated in the Phase 2 part of an ongoing open-label, single-arm Phase 1/2 trial in patients with TRD. In the completed Phase 1 part of this ongoing trial, no SAEs were observed and all ADRs were mild and resolved spontaneously.

Based on clinical activity that we observed, we also believe that administration of a single dose of GH001 has the potential to induce rapid MADRS remissions in certain patients. The goal of the ongoing Phase 2 part of the trial is to assess whether an individualized dosing regimen with intra-subject dose escalation can further increase the MADRS remission rate as compared to a single GH001 dose. Subject to the outcome of regulatory interactions, we plan to initiate a multi-center, randomized, controlled Phase 2b trial. Clinical trials with GH001 in additional psychiatric and neurological disorders are also being planned.
Advantages of GH001
We are developing GH001 as a treatment for patients with TRD. We believe that GH001, if approved, may provide significant benefits for the treatment of patients with TRD. We aim to achieve the following goals:
■	Rapid Induction of Remissions
■	Maximized Rate of Remissions
■	Convenience
We believe that the following features of GH001 will allow us to achieve those goals:
■
High Propensity to Induce Peak Experiences: We believe that GH001 has a high propensity to induce PEs. This is important because we believe that the occurrence of PEs may be correlated with rapid induction of durable remissions in patients with TRD.

■
Individualized Dosing Regimen: We believe that there is no clinically relevant tolerance development to 5-MeO-DMT when the drug is re-administered within hours, or in other words, no diminished psychoactive effects. Together with the rapid onset and short duration of psychoactive effects, this aspect allows re-administration of GH001 in an individualized dosing regimen where GH001 can be administered several times within one day. We are currently investigating whether this individualized dosing regimen can increase the rate of occurrence of PEs in patients with TRD compared with administration of a single dose and whether this results in an increased rate of rapid remissions, while at the same time avoiding unnecessarily high doses. We believe that treatment optimization within the same day is important, not only because of the direct patient benefit, but also because patients with insufficient response can be identified early, without the need for lengthy trial-and-error approaches, during which time the patient is often exposed to potential side effects of ineffective treatments.

■
Treatment Regimen: We believe that the rapid onset and short duration of psychoactive effects may confer a significant convenience and feasibility advantage compared to other serotonergic psychoactive agents studied for the treatment of mental disorders, where the initial psychoactive effects have a slower onset and can last for several hours. We further believe that those features and the type of psychoactive effects induced by GH001 allow for dosing without the need for lengthy and complex patient preparation prior to treatment, with only limited required support from a healthcare provider during the experience and without the need for frequent psychological integration work after the experience. This reduces training requirements for healthcare providers and creates a convenient and efficient potential therapeutic paradigm overall.

Based on these features, we believe that GH001 has the potential to provide an attractive alternative to currently available therapies and other therapies in development for the treatment of TRD.
Clinical Experience
Phase 1: Healthy Volunteer Trial (NCT04640831)
We have completed a Phase 1 clinical trial of GH001, our inhalable 5-MeO-DMT product candidate, in healthy volunteers.
Trial Design
The trial was designed in two parts, as depicted below: Part A was an open-label, single-arm, single-dose trial with four dose levels (2 mg, 6 mg, 12 mg, 18 mg) of GH001 being investigated and

Part B was an open-label, single-arm, intra-subject dose escalation trial, where an individualized dosing regimen was administered on a single day with up to three increasing doses of GH001 (6 mg as the first dose, 12 mg as the second dose and 18 mg as the third dose). The second and third doses were only administered in the event that the subject did not achieve a PE at the lower dose, as assessed by our proprietary PE scale.
The primary endpoint of this trial was to assess the safety of GH001 and its dose-related psychoactive effects in healthy volunteers. Participants were monitored on the dosing day, with additional follow-up visits on day one and on day seven after dosing. A study safety group, or SSG, which included external experts, was established to evaluate the safety and psychoactive effect data from all participants at each visit.

Baseline Characteristics
18 participants (2 mg (n=4), 6 mg (n=6), 12 mg (n=4), 18 mg (n=4)) were recruited into Part A, and four participants were recruited in Part B. Median age in Part A was 27 years and into Part B was 30 years.
Results
All participants completed all planned visits. No SAEs were reported. All ADRs were mild, except an ADR of “heart rate increased” at the 12 mg dose level in Part A and an ADR of “fatigue” in one subject in Part B (after having received the 6 mg and 12 mg dose), which were moderate in intensity. All ADRs resolved spontaneously. In Part A, the ADRs reported were: nausea (4 participants), headache (3 participants), anxiety (2 participants), clumsiness, feeling hot, vision blurred, heart rate increased, hyperacusis, mental fatigue, flashback, hallucination, abnormal dreams, insomnia, fatigue, euphoric mood and confusional state (each in 1 participant). In Part B, the ADRs reported were: nausea (2 participants), fatigue, head discomfort and headache (each in 1 participant). No clinically significant signals were observed in the safety laboratory analyses, and no clinically relevant changes were observed in the psychiatric safety assessments or any of the measures of cognitive function. With the exception of a temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001, no noteworthy changes in vital parameters occurred. The SSG concluded that all single doses from 2 mg to 18 mg in Part A and the dose escalation from 6 mg to 12 mg, and then up to 18 mg in Part B, were safe to administer.
With regard to the intensity of the psychoactive effects as measured by the PE scale in Part A, a dose-related trend for the mean PE total score and for the fraction of patients who achieved a PE was observed for the 2 mg dose (PE total score 9.0, zero of four participants with a PE), 6 mg dose (PE total score 43.8, one of six participants with a PE) and 12 mg dose (PE total score 65.5, two of four participants with a PE). This dose-related trend did not continue for the 18 mg dose (PE total score 59.2, one of four participants with a PE).

In Part B, it was observed that the intensity of the psychoactive effects increased with the increasing dosage amounts in all participants. Further, all participants were able to achieve a PE at their maximum individual dose level, which was the initial dose of 6 mg for one participant, the second dose of 12 mg for two participants and the final dose of 18 mg for one participant. At this maximum individual dose level, the mean PE total score was higher (PE total score 89.3) than in all dose groups of Part A.
Phase 1/2: Ongoing Clinical Trial of GH001 in Patients with TRD (NCT04698603)
We are conducting a Phase 1/2 clinical trial of GH001 in patients with TRD, who in their current depressive episode have failed at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy, as assessed by the Antidepressant Treatment History Form – Short Form, or ATHF-SF.
Trial Design
The trial is designed in two parts: a completed Part A (n=8), which is an open-label, single-arm, single-dose Phase 1 trial with two dose levels (12 mg, 18 mg) of GH001 being investigated and an ongoing Part B (n=8), which is an open-label, single-arm Phase 2 trial applying our individualized dosing regimen with intra-patient dose escalation with GH001. In Part B, patients will receive at least one and up to three doses of GH001 in a single day; the three dose steps applied are 6 mg, 12 mg and 18 mg. The administration of a higher dose level will be guided by an evaluation of whether the patient achieves a PE at the previously administered dose. Patients of 18 to 64 years of age (inclusive) will be enrolled in the trial.
The primary endpoint of the Phase 1 Part A is to assess the safety and tolerability of single dosing of GH001 in patients with TRD. The primary endpoint of the Phase 2 Part B is to assess the effects on the severity of depression, as assessed by the proportion of patients in remission on day seven after dosing, defined as a MADRS total score of less than or equal to 10. The MADRS is a widely accepted scale for depression that ranges from zero to 60 that has been used as a primary endpoint in pivotal trials of other depression treatments. Participants are monitored on the dosing day, with additional follow-up visits on day one and day seven after dosing. An SSG, which included external experts, was established to evaluate the safety and efficacy data from all patients after completion of each dose level of Part A and after the completion of Part B.
Status
We completed patient dosing of GH001 in the Phase 1 Part A of the trial; the Phase 2 Part B is ongoing.
Baseline Characteristics for Patients in Part A
Eight patients were recruited into Part A. The median age was 29 years. The median baseline severity of depression by MADRS was 33. Four patients received 12 mg and four patients received 18 mg of GH001.
Interim Results for Part A
All patients completed all planned visits. No SAEs were reported. All ADRs were mild and resolved spontaneously. The ADRs reported were: headache (3 patients), feeling abnormal, flashback (each in 2 patients), dizziness and muscle spasms (each in 1 patient). Based on the available data from Part A, the SSG concluded that no safety signals were observed in terms of any unexpected or severe adverse effects and no clinically significant changes were observed in any of the safety laboratory analyses, vital signs, psychiatric safety assessments or measures of cognitive function.
As a secondary objective in Part A, we also evaluated clinical activity, including MADRS remission, defined as a MADRS total score of less than or equal to 10, and MADRS clinical response, defined as a reduction of 50% or more from baseline in the MADRS total score. Two patients in the 12 mg group and one patient in the 18 mg group of Part A had a MADRS remission on day seven after dosing, as well as a MADRS clinical response, and one further patient in the 18 mg group had a MADRS clinical response on day seven after dosing.

Ongoing Part B
The ongoing Phase 2 Part B of this clinical trial will include the potential for up to three doses of GH001 on the same administration day, in the event a PE was not met with the initial or second dose. The goal of this individualized dosing regimen is to increase the rate of occurrence of PEs and the clinical remission rate compared to a single GH001 dose in patients with TRD.
Planned Regulatory Interactions
We intend to request a pre-IND meeting with the FDA and a Scientific Advice meeting with the EMA to discuss the adequacy of the following:
■	the data from our completed clinical trial in healthy volunteers and ongoing clinical trial in patients with TRD;
■	the design of our planned Phase 2b trial of GH001 in TRD;
■	the current status and plans for our nonclinical studies;
■	the current status and plans for the pharmaceutical manufacturing of our active pharmaceutical ingredient, or API, and GH001 drug product;
■	the current status and plans for the device required to administer GH001; and
■	any additional topics as requested by the regulatory agencies.
Planned Clinical Trials
We plan to conduct the following trials with GH001:
■	A multi-center, randomized, controlled Phase 2b trial evaluating safety and efficacy in TRD patients, including a long-term, open-label follow-up study;
■	Phase 2a trials evaluating safety and efficacy in two or more additional psychiatric or neurological disorders; and
■	A clinical pharmacology trial in healthy volunteers, designed to further elucidate the pharmacokinetic profile of GH001.
The outcomes of these trials will help inform our future clinical development plans and shape the most efficient path to market for GH001. Subject to completing clinical development, we plan to seek regulatory approval of GH001 in both the United States and Europe.
Indication Expansion Opportunities for GH001
Given GH001’s proposed mechanisms of resetting functional connectivity and serotonergic agonism, we believe that it represents a compelling therapeutic option for multiple psychiatric and neurological disorders other than TRD. Through collaborations with academic institutions and CROs we intend to explore the benefits of GH001 in additional psychiatric or neurological indications. We plan to initiate proof-of-concept Phase 2a trials in two or more psychiatric or neurological disorders.
Injectable 5-MeO-DMT Product Candidate GH002
GH002 is our 5-MeO-DMT product candidate formulated for administration via a proprietary injectable approach. We believe GH002 has the potential to be an attractive therapeutic option in patients with underlying airway or pulmonary disease or in situations where it is difficult to assure that the GH001 inhalation is performed adequately, such as in acute psychiatric emergency care situations where a patient may be unable to use an inhalation device. GH002 is currently in preclinical development and we anticipate developing GH002 in indications within our focus area of psychiatric and neurological disorders.
Planned clinical trials with GH002 include:
■	A Phase 1 trial in healthy volunteers to characterize the appropriate dose range when administered as an injectable;

■	A Phase 2a trial in a psychiatric or neurological disorder following completion of the Phase 1 healthy volunteer trial.
Nonclinical Experience
5-MeO-DMT in vitro and in vivo toxicology data from published academic literature allowed initiation of our clinical trials. We have initiated a nonclinical study program with additional in vitro and in vivo toxicology studies as well as safety pharmacology studies, including studies evaluating genotoxicity and cardiotoxicity with our high-purity API. The results of these studies are intended to support the initiation of our Phase 2b clinical trial of GH001 in patients with TRD and may also form the basis of our clinical programs with additional product candidates, including GH002, our injectable 5-MeO-DMT product candidate.
Delivery Systems and Routes of Administration for 5-MeO-DMT
We are working to optimize current delivery systems and to investigate additional delivery systems and additional routes of administration for 5-MeO-DMT, which we believe could expand the patient population that could benefit from our product candidates.
Currently, GH001 has been vaporized using an inhalation device purchased from a third party, which is a CE-marked medical device in the European Union and licensed as a medical device in Canada and Australia. In parallel, we are exploring plans to develop our own proprietary inhalation device or license an alternative device. We expect that GH001, along with the accompanying inhalation device, will be regulated by the FDA as a drug-device combination product.
Manufacturing and Supply
We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely on contract development and manufacturing organizations, or CDMOs, to further develop and synthesize the API that is contained in our GH001 and GH002 product candidates and to further develop and manufacture our product candidates. The manufacturing processes are contracted so that the relevant API and product candidate manufacturing steps are compliant with cGMP. We expect to continue to rely upon third parties for the development and production of all clinical supply API and drug product that we may use. We also use contract manufacturers to fill, label, package, store and distribute our product candidates. We currently rely on a single supplier for our API and a single supplier for our GH001 product candidate, and because we maintain only a limited supply of API and GH001 product candidate we may not be able to avoid a material disruption in the event of any need to replace one or more of our suppliers. We currently acquire from a third party the vaporization device used to create the inhaled aerosol from our GH001 product candidate. We do not have a commercial supply agreement with this third party, nor have we established license or development agreements with any alternative provider of a suitable vaporization device. It is, however, our intention, for GH001 and for any future delivery platforms that include the use of a device, to either in-license technology for such device or work with a CDMO to develop such device and establish manufacturing capabilities for such device.
Commercialization
If either of our GH001 and GH002 product candidates are approved, we plan to use our own sales and marketing capabilities, targeting public and private healthcare providers and clinic networks in the United States and major European markets. However, depending on the situation, we may enter into commercialization collaborations, partnering or licensing agreements with third parties who have complementary commercial capabilities.
Competition
Our industry is characterized by many newly emerging and innovative technologies, intense competition and a strong emphasis on proprietary product rights. While we believe that our GH001 and GH002 product candidates represent a fundamental shift in the treatment paradigm relative to other TRD treatments on the market and under development, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, non-profit organizations, governmental agencies and medical research organizations. Any product candidates that we successfully develop and commercialize, including our GH001 and GH002 product candidates, will compete with the standard of care and new therapies, both pharmacological and somatic, which may become available in the future.
Based on the current understanding of regulatory agencies, TRD encompasses patients who have not been helped by two or more MDD pharmacotherapies. Currently, only two pharmacotherapies are approved for TRD in the United States: Spravato (esketamine), marketed by Janssen, which is an NMDA receptor antagonist; and olanzapine and fluoxetine hydrochloride capsules, which are available generically. Because of this, antidepressants indicated for use in MDD are frequently prescribed, combined or augmented with a second agent to treat TRD patients. Several biopharmaceutical companies have therapies in preclinical and clinical development being evaluated or planned to be evaluated in TRD patients, including other psychedelic-based compounds, including Axsome Therapeutics, Beckley Psytech, COMPASS Pathways, Cybin, Entheon, Mindmed, Perception Neuroscience, Praxis Precision Medicines, Sage Therapeutics, Small Pharma and Viridia Life Sciences.
Many of the pharmaceutical, biopharmaceutical and biotechnology companies with whom we may compete have established markets for their therapies and have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market superior products or therapies. In addition, many of these potential competitors have significantly greater experience than we have in undertaking nonclinical studies and human clinical trials of new therapeutic substances and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA or EMA approval for alternative or superior products. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Smaller and earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. A growing number of companies are increasing their efforts in discovery of new psychedelic compounds.
Intellectual Property
Our commercial success is to some extent tied to obtaining, maintaining and enforcing intellectual property rights protection in patents, trade secrets and other proprietary rights in the European Union, United States, United Kingdom and other jurisdictions. We plan to continue to strategically protect our innovations with a parallel IP strategy, combining patent protection with regulatory and market exclusivity. We also may rely on trade secrets and know-how relating to our proprietary technologies, on continuing innovation and on future in-licensing opportunities to develop, strengthen and maintain the strength of our competitive position.
Patent Strategy
We have filed four patent applications covering novel aerosol compositions of matter of 5-MeO-DMT, novel manufacturing methods of 5-MeO-DMT and novel uses of 5-MeO-DMT in various disorders. We are committed to exploring additional opportunities with 5-MeO-DMT through continuous research and development and will continue to seek patent protection for all our innovations.
Patent Applications
Our patent applications, WO2020169850 and WO2020169851, were filed on February 24, 2020, with a priority date of February 22, 2019. An additional patent application, WO2020254584, was filed on June 19, 2020, with a priority date of June 19, 2019. A further patent application was filed on February 24, 2021, with a priority date of February 24, 2020. This application, which has not yet been published, has been assigned the international application number PCT/EP2021/054502.
Patent Cooperation Treaty, or PCT, applications are not eligible to become an issued patent until, among other things, we file one or more national state patent applications within, depending on the country, 30 to 32 months of the PCT application’s priority date in the countries in which we seek patent protection. If we do not timely file any national stage patent applications, we may lose our priority date with respect to our PCT patent applications and any patent protection on the inventions disclosed in such patent applications. While we intend to timely file national stage patent applications relating to our PCT patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.
Government Regulation
Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, record keeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
FDA Approval Process
In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The FDCA and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, record keeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products and medical devices. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as a clinical hold, FDA refusal to approve a pending new drug application, or NDA, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.
Pharmaceutical product development for a new product in the United States, including a drug-device combination product, typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.
Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, or product CMC, information about the device component of a drug-device combination product and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.
Clinical trials involve the administration of the IND to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted (i) in compliance with federal regulations; (ii) in compliance with Good Clinical Practices, or GCPs, which are standards meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or may impose other conditions.
Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may be combined or overlap. Phase 1 involves the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial may be sufficient in rare instances, including (i) where the study is a large multi-center trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (ii) when in conjunction with other confirmatory evidence.
The manufacturer of an investigational drug in a Phase 2 or 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access.
After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. In the case of a drug-device combination product, the NDA must also include design, testing, manufacturing and quality information to support the device constituent, including information to support its use and compatibility with the drug constituent. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to an annual program fee. These fees are typically increased annually.
The FDA has 60 days from its receipt of an NDA to determine whether the application will be filed based on the FDA’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is filed, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most applications for standard review drug products that are new molecular entities, or NMEs, are reviewed within 10 months of the date that the FDA files the NDA; most applications for priority review drugs that are NMEs are reviewed within six months of the date that the FDA files the NDA. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information or information intended to clarify information already provided in the submission.
The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.
Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will generally inspect the facility or the facilities at which the drug and in the case of a drug-device combination product, the device constituent, is manufactured. The FDA will not approve the product unless compliance with cGMPs is satisfactory and the NDA contains data that demonstrate that the drug is safe and effective in the indication studied.
After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.
An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.
Changes to some of the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.
Combination Products
A combination product is a product comprising (i) two or more regulated components, i.e., drug-device, biologic-device, drug/biologic or drug-device/biologic, that are physically, chemically or otherwise combined or mixed and produced as a single entity; (ii) two or more separate products packaged together in a single package or as a unit and comprising drug and device products, device and biological products or biological and drug products; (iii) a drug, device or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device or biological product where both are required to achieve the intended use, indication or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, for example, to reflect a change in intended use, dosage form, strength, route of administration or significant change in dose; or (iv) any investigational drug, device or biological product packaged separately that, according to its proposed labeling, is for use only with another individually specified investigational drug, device or biological product where both are required to achieve the intended use, indication or effect.
The FDA is divided into various branches, or Centers, by product type. Different Centers typically review drug, biologic or device applications. In order to review an application for a combination product, the FDA must decide which Center should be responsible for the review. FDA regulations require that the FDA determine the combination product’s primary mode of action, which is the single mode of a combination product that provides the most important therapeutic action of the combination product. The Center that regulates that portion of the product becomes the lead evaluator. When evaluating an application, a lead Center may consult other Centers but still retain complete reviewing authority, or it may collaborate with another Center, by which the Center assigns review of a specific section of the application to another Center, delegating its review authority for that section. Typically, an applicant submits a single marketing application to the Center selected to be the lead evaluator, although separate applications for each constituent part may be submitted to the applicable Centers. One reason to submit multiple evaluations is if the applicant wishes to receive some benefit that accrues only from approval under a particular type of application, like new drug product exclusivity. If multiple applications are submitted, each may be evaluated by a different lead Center.
In a drug-device combination product, where the device component is a pre-filled drug delivery device, the primary mode of action is typically a drug mode of action with the Center for Drug Evaluation and Research, or CDER, as the lead Center. CDER would review the NDA in consultation with the Center for Devices and Radiological Health on device-specific issues. For co-packaged or single entity combination products, such as pre-filled drug delivery devices, there are two ways to comply with cGMP requirements. Manufacturers can either (i) demonstrate compliance with all cGMP regulations applicable to each of the constituent parts in the combination product or (ii) in the case of drug-device combination products, demonstrate compliance with either the drug cGMP regulations or the device quality system requirements, or device QSR, and also demonstrate compliance with additional provisions from the other of these two sets of cGMP requirements, as specified in the combination products regulations.
Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning or untitled letters, fines, injunctions, civil or criminal penalties, recall or seizure of current or future products, operating restrictions, partial suspension or total shutdown of production, refusal or denial of submissions for new products or withdrawal of clearance, authorization or approval.
Expedited Development and Review Programs for Drugs
The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track Designation, Breakthrough Therapy Designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs.
A drug is eligible for Fast Track Designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track Designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review of a marketing application. Rolling review means that the Agency may review portions of the marketing application before the sponsor submits the complete application, though the review clock does not begin until all portions of the application have been submitted.
In addition, a drug may be eligible for Breakthrough Therapy Designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy Designation provides all the features of Fast Track Designation in addition to intensive guidance on an efficient drug development program and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.
Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy Designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and Accelerated Approval. A product is eligible for Priority Review designation, once an NDA is submitted, if the drug that is the subject of the marketing application has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. If the FDA grants priority review, the FDA’s goal date to take action on the marketing application is six months compared to 10 months for a standard review.
A product is eligible for Accelerated Approval if it can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Accelerated Approval is contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence, and, in most cases, the FDA may require that the trial be designed, initiated and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. In addition, the FDA generally requires, as a condition for Accelerated Approval, that all advertising and promotional materials intended for dissemination or publication be submitted to the FDA for review.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track Designation, Breakthrough Therapy Designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.
Orphan Drugs
Under the Orphan Drug Act, the FDA may grant orphan drug designation to products intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.
Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
The first NDA applicant to receive FDA approval for a particular active moiety to treat a rare disease for which it has such designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care, or in instances of drug supply issues. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition or the same drug for a different disease or condition. Other benefits of orphan drug designation include tax credits for certain research and an exemption from the NDA application fee.
Disclosure of Clinical Trial Information
Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information on ClinicalTrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Pediatric Information
Under the Pediatric Research Equity Act, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers or deferrals for submission of data.
The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.
Post-Approval Requirements
Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.
Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing or if previously unrecognized problems are subsequently discovered.
The FDA strictly regulates marketing, labeling, advertising and promotion of drugs that are placed on the market. Advertising and promotion of drugs must be in compliance with the FDCA and its implementing regulations and only for the approved indications and in a manner consistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities.
The Hatch-Waxman Amendments
Orange Book Listing
In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.
The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a statement certifying that its proposed ANDA label does not contain (or carve out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.
The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.
To the extent that a Section 505(b)(2) applicant is relying on the FDA’s prior findings of safety or effectiveness for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus, approval of a 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.
Exclusivity
Upon NDA approval of a new chemical entity, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug. An ANDA may be submitted one year before new chemical entity exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period. Certain changes to a drug, such as the addition of a new indication to the package insert, can be the subject of a three-year period of exclusivity if the application contains reports of new clinical investigations (other than bioavailability studies) conducted or sponsored by the sponsor that were essential to approval of the application. The FDA cannot approve an ANDA for a generic drug that includes the change during the exclusivity period.
The FDCA alternatively provides three years of marketing exclusivity for an NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Patent Term Extension
After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between IND application and NDA submission) and all of the review phase (the time between NDA submission and approval), up to a maximum of five years. The extension period can be shortened if, among other things, the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years, and only one patent can be extended. For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. To obtain interim patent extension, the director of the United States Patent and Trademark Office, or USPTO, must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.
Controlled Substances
The federal Comprehensive Drug Abuse Prevention and Control Act of 1970, also known as the Controlled Substances Act, or CSA, and its implementing regulations, establish a “closed system” of manufacturer and distribution of controlled substances. The CSA and regulations promulgated by the U.S. Drug Enforcement Administration, or DEA, impose registration, security, record keeping and reporting, storage and other requirements on individuals and other entities that handle controlled substances. The DEA is the federal agency responsible for regulating controlled substances and requires those individuals or entities that manufacture, import, export, distribute, research or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.
The DEA categorizes controlled substances into one of five schedules—Schedule I, II, III, IV or V—depending on the relative potential for dependence and abuse. Schedule I substances by definition have the highest potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. Pharmaceutical products that have some abuse potential but do have a currently accepted medical use and are approved for marketing are classified in Schedule II, III, IV or V. Among controlled substances that can be marketed, Schedule II substances are considered to have the highest potential for abuse and physical or psychological dependence, and Schedule V substances the lowest relative potential for abuse and dependence.
5-MeO-DMT is currently classified as a Schedule I drug and, if approved for marketing in the United States, will need to be rescheduled by the DEA before it can be commercially marketed, distributed and sold. Rescheduling is dependent on FDA approval and an FDA recommendation to the DEA as to the appropriate schedule. The DEA must conduct notice and comment rulemaking to reschedule a substance. Such action is subject to public comment and potential requests for administrative hearing on any such action. In addition, each state or jurisdiction must also take appropriate administrative or legislative action to reschedule based on federal action.
Manufacturers, importers, exporters and distributors must register annually with the DEA to handle controlled substances. Pharmacies and physicians must register every three years. The DEA registration is specific to each facility (i.e., physical location) and the activity(ies) and controlled substance schedule(s) handled at each location.
The DEA inspects all manufacturing, importing and distribution facilities to review security, record keeping, reporting and handling prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers, importers and distributors of Schedule

I and Schedule II substances. Required security measures include restricted access and physical control of controlled substances through storage in approved vaults, safes and cages and through use of alarm systems and surveillance cameras. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and inventory and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances and other designated substances. All DEA registrants (including manufacturers, importers and distributors) must comply with security, record keeping and reporting requirements such as reporting any controlled substance thefts or significant losses and following appropriate procedures to destroy or dispose of controlled substances. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from a domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic and submit import or export declarations for Schedule III, IV and V non-narcotics. In some cases, Schedule III non-narcotic substances may be subject to the import/export permit requirement, if necessary, to ensure that the United States complies with its obligations under international drug control treaties.
For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA’s estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. Each manufacturer must apply for an individual manufacturing or procurement quota which represents the amount each facility can manufacture in a given year. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments for individual companies.
Different states within the United States also maintain separate controlled substance laws and regulations, including licensing, record keeping, security, distribution and dispensing requirements. State authorities, including boards of pharmacy, regulate use of controlled substances in each state.
Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.
The United States and the majority of countries are signatories to the UN international drug control treaties which dictate certain scheduling, licensing, restrictions and other requirements involving controlled substances. Because 5-MeO-DMT is classified as a Schedule I controlled substance under the UN Convention on Psychotropic Substances, 1971 most countries maintain laws and regulations comparable to those in the United Stated related to 5-MeO-DMT and other controlled substances.
Regulation and Procedures Governing Approval of Medicinal Products in the European Union
In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows similar pathways as in the United States, although the approval of a medicinal product in the United States is no guarantee of approval of the same product in the European Union, either at all or within the same timescale as approval may be granted in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union or its member states (as well as Iceland, Norway and Liechtenstein). If we fail to comply with applicable requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Clinical Trial Approval
Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a EU member state in which the clinical trial is to be conducted or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the applicant may only start a clinical trial at a specific study site after the independent ethics committee has issued a favorable opinion in relation to the clinical trial. The clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the member states and further detailed in applicable guidance documents.
In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new legislation, which will be directly applicable in all EU member states (meaning that no national implementing legislation in each EU member state is required), aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications. It is expected that the new Clinical Trials Regulation (EU) No. 536/2014 will come into effect following confirmation of full functionality of the Clinical Trials Information System, the centralized EU portal and database for clinical trials foreseen by the new Clinical Trials Regulation, through an independent audit. The currently anticipated date is January 31, 2022.
Marketing Authorization
To obtain a marketing authorization for a product under the EU regulatory system, an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in EU member states (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union.
The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU member states (as well as Iceland, Norway and Liechtenstein). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of TRD. For those products for which the use of the centralized procedure is not mandatory, applicants may elect to use the centralized procedure where either the product contains a new active substance indicated for the treatment of other diseases or where the applicant can show that the product constitutes a significant therapeutic, scientific or technical innovation or for which a centralized process is in the interest of patients at an EU level.
Under the centralized procedure, the Committee for Medicinal Products for Human use, or the CHMP, which is the EMA’s committee that is responsible for human medicines, established at the EMA is responsible for conducting the assessment of whether a medicine meets the required quality, safety and efficacy requirements and whether the product has a positive risk/benefit/risk profile. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days from the receipt of a valid MAA, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.
PRIME Scheme
The EMA offers a scheme that is intended to reinforce early dialogue with, and regulatory support from, the EMA in order to stimulate innovation, optimize development and enable accelerated assessment of PRIority MEdicines, or PRIME. It is intended to build upon the scientific advice scheme and accelerated assessment procedure offered by the EMA. The scheme is voluntary and eligibility criteria must be met for a medicine to qualify for PRIME.
The PRIME scheme is open to medicines under development and for which the applicant intends to apply for an initial marketing authorization application through the centralized procedure. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the European Union or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods or therapy or improving existing ones. Applicants will typically be at the exploratory clinical trial phase of development and will have preliminary clinical evidence in patients to demonstrate the promising activity of the medicine and its potential to address to a significant extent an unmet medical need. In exceptional cases, applicants from the academic sector or SMEs (small and medium sized enterprises) may submit an eligibility request at an earlier stage of development if compelling nonclinical data in a relevant model provide early evidence of promising activity, and first in man studies indicate adequate exposure for the desired pharmacotherapeutic effects and tolerability.
If a medicine is selected for the PRIME scheme, the EMA:
■
appoints a rapporteur from the CHMP or from the Committee for Advanced Therapies, or CAT, to provide continuous support and to build up knowledge of the medicine in advance of the filing of a marketing authorization application;

■	issues guidance on the applicant’s overall development plan and regulatory strategy;
■	organizes a kick-off meeting with the rapporteur and experts from relevant EMA committees and working groups;
■	provides a dedicated EMA contact person; and
■	provides scientific advice at key development milestones, involving additional stakeholders, such as health technology assessment bodies and patients, as needed.
Medicines that are selected for the PRIME scheme are also expected to benefit from the EMA’s accelerated assessment procedure at the time of application for marketing authorization. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.
Pediatric Development
In the European Union, companies developing a new medicinal product must agree upon a Pediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (i.e., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP unless a waiver applies or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two-year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
Regulatory Data Protection in the European Union
In the European Union, new chemical entities approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon grant of a marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No. 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application for a period of eight years. During the additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity period. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.
Periods of Authorization and Renewals
A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a re-evaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the EU market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.
Controlled Drugs Classification
In Ireland, 5-MeO-DMT is considered a Schedule 1 drug under the Misuse of Drugs Regulations 2017, as amended. Schedule 1 of the Misuse of Drugs Regulations 2017 lists those drugs to which the most restrictive controls apply: they are considered to have no legitimate or medicinal use and can only be imported, exported, produced, supplied and such like under a license issued by the Irish Health Products Regulatory Authority (HPRA), on behalf of the Department of Health. The position in the member states of the European Union is not harmonized. Member states have implemented the relevant UN Conventions (the Single Convention of Narcotic Drugs 1961 and the Convention on Psychotropic Substances 1971) into their national legislation, which has led to differences in how controlled substances are regulated in different countries of the European Union. It is therefore important to determine at a national level whether a substance is controlled and to comply with the applicable legal requirements. If we are successful in obtaining a marketing authorization in key EU member states, it is likely that rescheduling of 5-MeO-DMT will also be required to enable prescribing. There can be no guarantee that such rescheduling would be successful.
In the United Kingdom, where part of our manufacturing process takes place, 5-MeO-DMT is considered a Class A drug under the Misuse of Drugs Act 1971, as amended, and as a Schedule 1 drug under the Misuse of Drugs Regulations 2001, as amended. Class A drugs are considered to be the most potentially harmful and have the highest level of control exerted over them under the Misuse of Drugs Act 1971. Similarly, Schedule 1 of the Misuse of Drugs Regulations 2001 lists those drugs to which the most restrictive controls apply: they are considered to have no legitimate or medicinal use and can only be imported, exported, produced and supplied under a license issued by the UK government’s Home Office. If and when it is granted a marketing authorization by the MHRA in respect of the United Kingdom, 5-MeO-DMT would still remain a Schedule 1 drug until rescheduled by the UK government’s Home Office. Unless and until 5-MeO-DMT is rescheduled under the Misuse of Drugs Regulations 2001, and unless a statutory exemption was to be passed for GH001 or GH002 following the grant of a UK marketing authorization and before rescheduling, any prescribing doctors in the United Kingdom would require a Home Office license to prescribe GH001 or GH002, and, similarly, any patients to whom GH001 or GH002 was prescribed would require a Home Office license to possess GH001 or GH002. There can be no guarantee that such Home Office licenses would be granted or that rescheduling would be successful.
Regulatory Requirements After Marketing Authorization
Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product.
These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.
In addition, all new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.
Furthermore, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of products to assure their safety and identity.
Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products, are strictly regulated in the European Union under Directive 2001/83/EC, as amended. The advertising of prescription-only medicines to the general public is not permitted in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU Directive 2001/83/EC, as amended, the details and enforcement are governed by regulations in each EU member state (as well as Iceland, Norway and Liechtenstein) and differ from one country to another.
Coverage, Pricing and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any 5-MeO-DMT therapy for which we receive regulatory approval for commercial sale will depend, in part, on the availability of coverage and reimbursement for our products from third-party payors, such as government healthcare programs, such as Medicare and Medicaid, managed care providers, private health insurers, health maintenance organizations and other organizations. These third-party payors decide which medications they will pay for and will establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors is essential for most patients to be able to afford treatments such as novel therapies. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS. CMS decides whether and to what extent our products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Factors payors consider in determining reimbursement are based on whether the product is:
■	a covered benefit under its health plan;
■	safe, effective and medically necessary;
■	appropriate for the specific patient;
■	cost-effective; and
■	neither experimental nor investigational.
Our ability to successfully commercialize our product candidates, whether as a single agent or combination therapy, will depend in part on the extent to which coverage and adequate reimbursement for our products and related treatments will be available from third-party payors. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain price levels sufficient to realize an appropriate return on our investment in product development.
No uniform policy for coverage and reimbursement for products exist among third-party payors in the United States. Therefore, coverage and reimbursement for our products can differ significantly from payor to payor. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. One payor’s determination to provide coverage for a medical product or service does not ensure that other payors will also provide coverage for the medical product or service or will provide coverage at an adequate reimbursement rate. Third-party payors may also limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication.
A decision by a third-party payor not to cover or not to separately reimburse for our medical products or therapies using our products could reduce physician utilization of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. If there is coverage for our product candidates, or therapies using our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States will be available for our current or future product candidates, or for any procedures using such product candidates, and any reimbursement that may become available may not be adequate or may be decreased or eliminated in the future. Further, if we or our collaborators develop therapies for use with our product candidates, we, or our collaborators, will be required to obtain coverage and reimbursement for these therapies separate and apart from the coverage and reimbursement we seek for our product candidates, once approved.
Further, third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to secure coverage and reimbursement for any product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of such product, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may need to provide discounts to purchasers, private health plans or government healthcare programs. Our product candidates may, nonetheless, not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product, after approval, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. We expect to experience pricing pressures from third-party payors in connection with the potential sale of any of our product candidates.
Lastly, in some foreign countries, the proposed pricing for a drug and its reimbursement status must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, in the European Union, pricing and reimbursement schemes are determined by each member state. Some EU member states provide that products may be marketed only after a reimbursement price has been agreed. Some EU member states may require the completion of additional studies that compare the cost effectiveness of a particular product candidate to currently available therapies (so-called health technology assessments) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Approaches between EU member states are diverging. For example, in France, effective market access will be supported by agreements with hospitals and products may be reimbursed by the Social Security Fund. The United Kingdom, on the other hand, operates a system for innovator medicines of direct or indirect controls on the profitability of the company placing the medicinal product on the market. The price of medicines is negotiated with the Economic Committee for Health Products, or CEPS. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Other EU member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the level of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel trade (arbitrage between low-priced and high-priced member states) can further reduce prices. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results-based rules of reimbursement may apply. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.
Notwithstanding any of the above, as a Schedule I substance under the CSA, 5-MeO-DMT is currently deemed to have no accepted medical use and therapies that use 5-MeO-DMT are currently precluded from reimbursement in the United States.
Other Healthcare Laws and Compliance Requirements
Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable federal and state fraud and abuse laws, as well as other healthcare laws and regulations. These laws may impact, among other things, our business or financial arrangements and relationships through which we research, as well as market, sell and distribute the product candidates for which we obtain approval. In addition, we may be subject to health information privacy regulation by both the federal government and the United States in which we conduct our business. In the United States, the laws that may affect our ability to operate include, among others:
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The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare and Medicaid. The term “remuneration” has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between manufacturers on one hand and prescribers, purchasers and formulary managers on the other. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA, or federal civil money penalties statute. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection;

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The federal civil and criminal false claims laws, such as the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other third-party payors, that are false, fictitious or fraudulent; from knowingly making, using or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit property to the federal government; or from knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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The federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transferring of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of items or services reimbursable by a federal or state healthcare program;

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The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (i.e., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its respective implementing regulations, which imposes, among other things, certain requirements on covered entities, including certain covered healthcare providers, health plans and healthcare clearinghouses and their respective business associates relating to the privacy, security and transmission of individually identifiable health information as well as their covered subcontractors. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions;
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The federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Affordable Care Act, or the ACA, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives;

■	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
■	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
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Analogous state and foreign equivalents of each of the healthcare laws and regulations described above, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require pharmaceutical companies to comply with the pharmaceutical industry voluntary compliance guidelines and other relevant compliance guidance promulgated by the federal government, such as the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals; state laws that require the reporting of information related to drug pricing; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws that require the licensure and/or registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information that may be more stringent than those in the United States (such as the European Union, which adopted the GDPR), many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.
The full scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have continued to increase their scrutiny on interactions between healthcare companies and healthcare providers, which has led to a number of significant investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including our arrangements with physicians and other healthcare providers and entities, such as our Centers of Excellence or therapists, are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to significant penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs (such as Medicare and Medicaid), imprisonment and additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our Centers of Excellence and therapists, are found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions.
Ensuring that our current and future business arrangements with third parties, and our business generally, comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.
Other Healthcare Laws and Compliance Requirements outside the United States
Outside of the United States, individual countries impose a variety of anti-corruption laws, most notable of which is the UK Bribery Act 2010 because of its apparent extra-territorial effect. Within the European Union, most member states our operations will be subject to anti-corruption laws. There is a heightened risk both from application of the FCPA and from national laws in many European and other countries because many of their healthcare professionals are categorized government officials. These laws will impose a variety of strictures on our business which are time consuming and expensive, including limiting engagements with healthcare professionals, the requirement to obtain prior authorizations for promotional activities from employers and/ or government or industry bodies, and the requirement to supply transparency information regarding the interactions. Failure to comply with these laws is potentially very costly and can lead to reputational damage, fines, penalties and imprisonment as well as investigations and additional oversight of our business activities.
Our Data Collection is Governed by Stringent Regulations Governing the Use, Processing and Cross-border Transfer of Personal Information.
In the event we decide to conduct future clinical trials in Europe, the United States or other jurisdictions, we may be subject to additional privacy and data protection requirements and restrictions. The collection, use, storage, disclosure, transfer or other processing of personal data regarding individuals in the European Economic Area, including personal health data, is subject to EU and national level data protection and privacy laws including, most notably, the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on entities that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches and taking certain measures when engaging third-party processors that will have access to personal data. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Economic Area, including the United States and the United Kingdom. Entities that fail to comply with the requirements of the GDPR may be subject to very significant penalties, including potential fines of up to the greater of €20 million or 4% of annual global revenue. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. The United Kingdom has legislation equivalent to GDPR, and a decision is awaited from the European Union whether that legislation is adequate to allow free transfers of personal data from the European Union to the United Kingdom. Compliance with the GDPR will be a rigorous, costly and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our European personal data processing activities.
In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health and personal information privacy laws, and federal and state consumer protection laws, govern the collection, use, processing, storage, transmission, disclosure, destruction and protection of health-related and other personal information. For example, the California Consumer Privacy Act of 2018, or CCPA, became effective on January 1, 2020 and creates new individual privacy rights for California consumers and places increased privacy and security obligations on entities handling certain personal data of California consumers. The CCPA requires companies subject to the legislation to provide new disclosure to consumers about such companies’ data collection, use and sharing practices and provide such consumers new ways to opt-out of certain sales or transfers of personal information. The CCPA provides for civil penalties as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, California voters recently approved the California Privacy Rights Act of 2020, or CPRA, which goes into effect on January 1, 2023. It is expected that the CPRA would, among other things, give California residents the ability to limit the use of their personal information, further restrict the use of cross-contextual advertising, establish restrictions on the retention of personal information, expand the types of data breaches subject to the CCPA’s private right of action and establish a new California Privacy Protection Agency to implement and enforce the CCPA and CPRA. Other states and the U.S. federal government are considering comprehensive privacy laws, and on March 2, 2021, the Virginia Consumer Data Protection Act, or CDPA, was signed into law and will go into effect on January 1, 2023. Moreover, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach.
The regulatory framework for data privacy and security issues in the United States and abroad is rapidly evolving and likely to remain uncertain for the foreseeable future. Compliance with applicable U.S. and foreign privacy and data protection laws and regulations is a rigorous and time-intensive process and could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose certain data, or in some cases, impact our ability to operate in certain jurisdictions.
Healthcare Reform
The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Affordable Care Act substantially changed the way health care is financed by both the government and private insurers and continues to significantly impact the U.S. pharmaceutical industry. The Affordable Care Act contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the HHS Secretary as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Additionally, for a drug product to receive federal reimbursement under the

Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.
There have been executive, judicial and Congressional challenges to certain aspects of the Affordable Care Act. For example, President Trump signed several executive orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. Concurrently, Congress considered legislation to repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the Affordable Care Act have passed. In 2017, the Tax Cuts and Jobs Act, or the Tax Act, repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act’s mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. The Bipartisan Budget Act of 2018, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare Part D drug plans. In April 2020, the U.S. Supreme Court reversed a federal circuit decision that previously upheld Congress’ denial of $12 billion in “risk corridor” funding. In December 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, in December 2019, the U.S Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. The U.S. Supreme Court is currently reviewing this case, although it is unclear when a decision will be made or how the U.S. Supreme Court will rule. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the Affordable Care Act, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to health care, including, among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. It is unclear how the U.S. Supreme Court ruling, other such litigation and the healthcare reform measures of the Biden administration will impact the Affordable Care Act and our business. We will continue to evaluate the effect that the Affordable Care Act and its possible repeal and replacement has on our business. Complying with any new legislation, resulting in a material adverse effect on our business.
Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2030 unless additional congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020, through December 31, 2021. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, our financial operations.
Additionally, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. The Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. Additionally, the FDA released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It is possible that additional governmental action is taken in response to the ongoing COVID-19 pandemic, which may impact our business. We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of health care and containing or lowering the cost of health care. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations.
Legal Proceedings
From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our results of operations, cash flows and financial position. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We were not a party to any material litigation as of December 31, 2020. We were not a party to any material litigation and did not have material contingency reserves established for any liabilities as of December 31, 2020.
Facilities
We lease a facility of 106 square meters of office space, located at 28 Baggot Street lower, Dublin 2, Ireland. We believe our facilities are adequate for our current needs, including our short-term needs, and that suitable additional or substitute space would be available in Dublin, if needed.
Employees
As of April 1, 2021, we had four employees. Of our workforce, one full-time equivalent employee is directly engaged in research and development with the rest providing administrative, business and operations support.
None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any employee litigation or claims and consider our employee relations to be good. We regularly discuss with our whole team to obtain feedback and ideas for improvement.

MANAGEMENT
Executive Officers and Board of Directors
The following table presents information about our executive officers and directors, after giving effect to the Corporate Reorganization and immediately following the pricing of this offering and prior to the listing of our ordinary shares on      . The term of each of our directors is one year and, accordingly, will expire at our annual general meeting of shareholders to be held in 2022.
Name	Position(s)	Age
Executive Officers:
Theis Terwey	Chief Executive Officer	45
Magnus Halle	Managing Director, Ireland	24
Julie Ryan	Finance Director	35

Non-Executive Directors:
Florian Schönharting	Chairman of the Board of Directors	52
Spike Loy	Director	41
Michael Forer	Director	55
Executive Officers and Directors
Theis Terwey, PD, Dr. Med., will serve as our Chief Executive Officer. Dr. Terwey is one of our co-founders and was a Director from our founding in 2018 to 2020. Currently, Dr. Terwey also serves as a Senior Consultant for Forward Pharma A/S, a position he has held since 2015. Previously, Dr. Terwey was Partner at NB Capital ApS, a position he held from 2015 to 2020, served in a variety of roles at NB Capital Research GmbH, where he was Managing Director from 2012 to 2015, and Medical Advisor from 2009 to 2012. Dr. Terwey holds a Dr. Med. from Charité — University Medicine Berlin, where he also is a private lecturer (Privatdozent), and completed his specialist degree for Internal Medicine.
Magnus Halle, has served as our Managing Director, Ireland since November 2020, is one of our co-founders, and served as a consultant to us from our founding in October 2018 to November 2020. Mr. Halle is an Analyst at NB Capital ApS, a position he has held since August 2018. Additionally, since August 2019, he has served as the Money Laundering Reporting Officer at NB Capital ApS. Prior to that, from March 2016 to August 2018, he was the Personal Assistant to Florian Schönharting at NB Capital ApS. Mr. Halle holds a BSc in economics and business administration from Copenhagen Business School.
Julie Ryan, ACA, has served as our Finance Director since January 2021. Previously, Ms. Ryan has served in a number of senior finance roles including Ardagh Group plc, where she was Group Reporting Manager from 2018 to 2020, Sherry FitzGerald, where she was Commercial Business Partner in 2018, ICON plc, where she was Assistant Manager, Commercial/Finance Business Partnering from 2015 to 2018 and Brambles Ltd, where she was Finance Manager from 2013 to 2015. Ms. Ryan qualified as a chartered accountant with PricewaterhouseCoopers and holds a B.Comm (Acc) from University College Dublin and a MAcc from University College Dublin’s Michael Smurfit Graduate Business School.
Non-Executive Directors
Florian Schönharting, has served as the Chairman of our board of directors since 2018. Mr. Schönharting is one of our co-founders. Mr. Schönharting is also co-founder and Chairman of the board of directors of Forward Pharma A/S, a position he has held since 2005. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S), Zealand Pharma A/S and Acadia Pharmaceuticals Inc. Mr. Schönharting has more than 25 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. Mr. Schönharting actively managed BI Healthcare SICAV and BI Bioteknologi SICAV for eight years. We believe that Mr. Schönharting is qualified to serve on our board of directors because of his experience, attributes and skills, including his extensive pharmaceutical and executive experience.

Spike Loy, JD, has served as a member of our board of directors since November 2020. Mr. Loy is currently Managing Director of BVF Partners LP, where he has served in various capacities since 2009. Mr. Loy holds a B.S. in human biology from Stanford University and a J.D. from Harvard Law School. We believe that Mr. Loy is qualified to serve on our board of directors because of his experience, attributes and skills, including his extensive executive experience.
Michael Forer, LL.B., has served as a member of our board of directors since December 2020. Mr. Forer is currently Vice Chairman of the board of directors and Executive Vice President of ADC Therapeutics SA, a position he has held since June 2015. Mr. Forer has also been General Counsel of ADC Therapeutics SA since October 2020. From 2016 to 2020, Mr. Forer was Chief Financial Officer of ADC Therapeutics SA, and from 2011 to 2015, Mr. Forer was the Chief Executive Officer of ADC Therapeutics SA. From 2009 to 2013, Mr. Forer was a board member and Executive Director of Spirogen. Prior to that, Mr. Forer was the Managing Director for the investment activities of Auven Therapeutics Holdings L.P. from 2008 to 2015, the co-founder and Managing Director of Rosetta Capital Limited, and an Investment Manager at Rothschild Asset Management from 1998 to 2001. Mr. Forer holds a B.A. in economics from the University of Western Ontario and an LL.B. from the University of British Columbia. We believe that Mr. Forer is qualified to serve on our board of directors because of his experience, attributes and skills, including his extensive pharmaceutical experience.
Board Composition and Election of Directors After This Offering
Our board of directors is composed of      members. The current members of our board of directors were appointed at our annual general meeting of shareholders on      to serve until our first annual general meeting of shareholders as a public company in 2022.
We are a foreign private issuer under the rules of the SEC. As a result, in accordance with     the     listing requirements, we will rely on home country governance requirements and certain exemptions thereunder rather than on the stock exchange corporate governance requirements. There are no family relationships among any of our directors or executive officers. For an overview of our corporate governance principles, see “Description of Share Capital and Constitution.”
We are subject to the Irish Corporate Governance Annex. There is no mandatory obligation for us to rotate or retire directors under home country legislation.
Foreign Private Issuer Status
    listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of    . The application of such exceptions requires that we disclose each non-compliance with listing rules that we do not follow and describe the Irish corporate governance practices we do follow in lieu of the relevant     corporate governance standard. When our ordinary shares are listed on    , we intend to continue to follow Irish corporate governance practices in lieu of the corporate governance requirements of     in respect of the following:
■	the majority independent director requirement under listing rules;
■	the requirement under listing rules that a compensation committee composed solely of independent directors governed by a compensation committee charter oversee executive compensation;
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the requirement under     listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee composed solely of independent directors; and

■	the requirement under listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Irish law does not impose a mandatory requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Irish law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and     listing rules.
Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of    . For an overview of our corporate governance principles, see “Description of Share Capital and Constitution.”
Role of the Board in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements.
Committees of the Board of Directors
Our board of directors will establish a separate audit committee, nominating and corporate governance committee and compensation committee at or prior to the closing of this offering.
 Audit Committee
The audit committee, which is expected to consist of     (chair)     and    , will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee will consist exclusively of members of our board of directors who are financially literate, and     is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that    ,     and     satisfy the “independence” requirements set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
The audit committee will be governed by a charter that complies with     rules that apply to us. The audit committee will have the responsibility for, among other things:
■	recommending the appointment of the independent auditor to shareholders for approval at the general meeting of shareholders;
■	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
■	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

■	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;
■	reviewing and discussing with management and our independent registered public accounting firm our financial statements and our financial reporting process; and
■	reviewing, approving or ratifying any related party transactions.
 Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which is expected to consist of     (chair)     and    , will assist our board of directors in identifying individuals qualified to become members of the board of directors and recommend to the board of directors the director nominees for the next annual general meeting of shareholders or to fill an existing or newly created vacancy on the board of directors.
The nominating and corporate governance committee will have the responsibility for, among other things:
■	drawing up selection criteria and appointment procedures for directors;
■	assessing the functioning of individual members of our board of directors and executive officers and reporting the results of such assessment to our board of directors;
■	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by shareholders;
■	reviewing the composition of our board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;
■	recommending to our board of directors the persons to be nominated for election as directors and to each of our board of directors’ committees;
■	developing and recommending to our board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and
■	overseeing the evaluation of our board of directors and management.
 Compensation Committee
The compensation committee, which is expected to consist of     (chair),    and    , will assist our board of directors in setting the remuneration of the board of directors, executive officers of the company and such other members of senior management as the committee is designated by the board of directors to set remuneration for.
The compensation committee will have the responsibility for, among other things:
■	identifying, reviewing and proposing policies relevant to the compensation and benefits of our directors and executive officers;
■	evaluating the performance of senior management in light of such policies and reporting to the board; and
■	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.
Code of Business Conduct and Ethics
In connection with this offering, we will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. At or prior to the closing of this offering, the Code of Conduct will be available on our website at www.ghres.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors.

We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.
Compensation of Executive Officers and Directors
For the year ended December 31, 2020, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was $5 thousand.
Equity Incentive Plans
 2021 Equity Incentive Plan
In connection with this offering, we intend to adopt an equity incentive plan.
Employment Agreements
We have entered into employment agreements with certain of our executive officers. Each of these agreements provides for an initial salary, and generally requires advance notice of termination, typically three months. Some of our executive officers have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to 12 months following termination.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of related party transactions we have entered into since January 1, 2018 with any members of our board of directors, our executive officers and the holders of more than 5% of our ordinary shares, other than compensation arrangements which are described under “Management.”
Sales of Securities
 Share Issuances
In October 2018, we issued 20,000,000 ordinary shares, par value €0.01 per share, in connection with the incorporation of GH Research Ireland Limited, at an issue price of €0.01 per share for a total consideration of €200 thousand.
The following table summarizes the ordinary shares purchased by members of our board of directors, executive officers or their affiliates and holders of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our ordinary shares.
Stockholder	Ordinary Shares	Aggregate Purchase Price Paid
Florian Schönharting	12,740,000	€127,400.00
Theis Terwey	5,460,000	€ 54,600.00
Magnus Halle	100,000	€ 1,000.00
In December 2018, we issued an additional 50,000,000 ordinary shares, par value €0.01 per share, at an issue price of €0.01 per share for a total consideration of €500 thousand.
The following table summarizes the ordinary shares purchased by members of our board of directors, executive officers or their affiliates and holders of more than 5% of our outstanding share capital. The terms of these purchases were the same for all purchasers of our ordinary shares.
Stockholder	Ordinary Shares	Aggregate Purchase Price Paid
Entities affiliated with BVF(1)	12,250,000	€122,500.00
Florian Schönharting	24,046,750	€240,467.50
Theis Terwey	10,305,750	€103,057.50
Magnus Halle	188,750	€ 1,887.50
(1)
Consists of Biotechnology Value Trading Fund OS, L.P., Biotechnology Value Fund II, L.P. and Biotechnology Value Fund, L.P. Spike Loy, a member of our board of directors, is a managing director at BVF.

 Series A Preferred Financing
In November 2020 and December 2020, we completed the initial closings of our Series A financing by issuing an aggregate of 5,923,079 Series A preferred shares at an issue price of $0.93 per share for an aggregate purchase price of $5.5 million to certain investors, pursuant to the share purchase agreements entered into with these investors.

The following table summarizes the Series A preferred shares purchased by members of our board of directors, executive officers or their affiliates and holders of more than 5% of our outstanding share capital in the initial closings of our Series A financing. The terms of these purchases were the same for all purchasers of our Series A preferred shares.
Stockholder	Series A Preferred Shares	Aggregate Purchase Price Paid
Entities affiliated with BVF(1)	4,307,695	$4,000,002.50
Florian Schönharting	686,000	$637,000.00
Theis Terwey	294,000	$273,000.00
Magnus Halle	5,384	$4,999.43
Michael Forer	107,692	$100,000.08
(1)
Consists of Biotechnology Value Trading Fund OS, L.P., Biotechnology Value Fund II, L.P. and Biotechnology Value Fund, L.P. Spike Loy, a member of our board of directors, is a managing director at BVF.

 Series B Preferred Financing
In April 2021, we entered into an investment and subscription agreement pursuant to which we issued and sold an aggregate of 25,379,047 Series B preferred shares at an issue price of $4.93 per share for an aggregate purchase price of $125.2 million to certain investors, pursuant to the share purchase agreements entered into with these investors.
The following table summarizes the Series B preferred shares purchased by members of our board of directors, executive officers or their affiliates and holders of more than 5% of our outstanding share capital in the initial closings of our Series B Financing. The terms of these purchases were the same for all purchasers of our Series B preferred shares.
Stockholder	Series B Preferred Shares	Aggregate Purchase Price Paid
Entities affiliated with BVF	5,067,701	$25,000,002.87
Florian Schönharting	202,699	$999,955.52
 Capital Increase Agreements
Our wholly owned subsidiary, GH Research Ireland Limited, entered into a capital increase agreement with certain investors on December 2018 in relation to the issuance of 50,000,000 ordinary shares described above.
GH Research Ireland Limited subsequently entered into another capital increase agreement with certain investors on November 2020, as well as a deed of adherence in December 2020, each in connection with the issuance of Series A preferred shares described above. The agreement contained provisions in relation to tag-along rights, drag rights and preemptive rights and also outlined that the investors shall have full registration rights in case of a public offering on a recognized stock exchange. The agreement was superseded by the shareholders’ agreement described below.
Shareholders’ Agreement
In connection with the consummation of the Series B Financing in April 2021, we entered into a shareholders’ agreement with our shareholders. Among other things, the shareholders’ agreement provides our shareholders with certain registration rights, information rights and rights of first refusal. In addition, the shareholders’ agreement contains provisions that allow each of RA Capital and RTW Investments, LP, to appoint one nonvoting observer to our board of directors. As of the date hereof,    and     have been appointed by RA Capital and RTW Investments, LP, respectively, under the terms of this agreement. In accordance with its terms, the shareholders’ agreement will automatically terminate in connection with this offering.

Registration Rights Agreement
In connection with the Series B Financing, we have agreed with our existing shareholders that we will enter into a Registration Rights Agreement in connection with this offering, pursuant to which our existing shareholders will be granted registration rights. The Registration Rights Agreement will provide for demand registration rights as well as short form and piggyback registration rights.
GH Research OÜ Asset Purchase
In 2018, we agreed to purchase all of the assets of GH Research OÜ, a private company owned by Florian Schönharting and Theis Terwey, which consisted of certain raw materials and technology as well as data collected from internet databases, for an aggregate consideration of €67 thousand, which was recognized in the fiscal year ended December 31, 2018.
On January 11, 2019, we finalized and executed an asset purchase agreement with GH Research OÜ to memorialize the above-referenced arrangement. GH Research OÜ was dissolved in August 2019.
Indemnification Agreements
We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our Constitution require us to indemnify our directors and executive officers to the fullest extent permitted by Irish law.
Related Person Transaction Policy
Prior to the consummation of this offering, we intend to enter into a new related person transaction policy. Pursuant to such related person transaction policy, any related person transaction must be approved or ratified by our board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of    , 2021, after giving effect to the Corporate Reorganization and the consummation of the Series B Financing, for:
■	each person or group of affiliated persons known by us to be the beneficial owner of 5% or more of our ordinary shares;
■	each of our named executive officers;
■	each of our directors; and
■	all of our executive officers and directors as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as otherwise indicated, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.
The percentage of beneficial ownership prior to this offering in the table below is based on     ordinary shares deemed to be outstanding as of    , 2021, after giving effect to Series B Financing and the exchange of all of our preferred shares for ordinary shares, which will occur in connection with the Corporate Reorganization. The percentage of shares beneficially owned after completion of this offering is based on ordinary shares outstanding after this offering, including ordinary shares in the form of ordinary shares issued in connection with this offering, and assumes no exercise of the underwriters’ option to purchase additional shares. Options to purchase shares that are exercisable within 60 days of    , 2021 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.
As of    , 2021, to our knowledge,     U.S. record holders held approximately    % of our issued and outstanding ordinary shares after giving effect to the Series B Financing and the exchange of all of our preferred shares for ordinary shares, which will occur in connection with the Corporate Reorganization.
Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of GH Research PLC, 28 Baggot Street Lower, Dublin 2, D02 NX43, Ireland.
	Shares Beneficially Owned Before This Offering		Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% or Greater Shareholders
Entities affiliated with BVF(1)
Executive Officers and Directors
Theis Terwey
Magnus Halle
Julie Ryan
Florian Schönharting
Spike Loy(2)
Michael Forer(3)
All executive officers and directors as a group (6 persons)
*	Represents beneficial ownership of less than 1%.

(1)
Consists of     ordinary shares held by Biotechnology Value Fund, L.P., (“BVF”) including     ordinary shares issuable upon the conversion of certain Series B preferred shares held by BVF,     ordinary shares held by Biotechnology Value Fund II, L.P. (“BVF2”), including     ordinary shares issuable upon the conversion of certain Series B preferred shares held by BVF2, and     ordinary shares held by Biotechnology Value Trading Fund OS L.P. (“Trading Fund OS”), including      ordinary shares issuable upon the conversion of certain Series B preferred shares held by Trading Fund OS. BVF I GP L.L.C., BVF (“BVF GP”), as the general partner of BVF, may be deemed to beneficially own the     shares beneficially owned by BVF. BVF II GP L.L.C. (“BVF2 GP”), as the general partner of BVF2, may be deemed to beneficially own the     shares beneficially owned by BVF2. BVF Partners OS Ltd. (“Partners OS”), as the general partner of Trading Fund OS, may be deemed to beneficially own the     shares beneficially owned by Trading Fund OS. BVF GP Holdings L.L.C., (“BVF GPH”), as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the     shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P. (“Partners”), as the general partner of BVF and BVF2, the sole member of Partners OS, and the investment manager of Trading Fund OS, may be deemed to beneficially own the     shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the     shares beneficially owned by Partners. Mark Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the     shares beneficially owned by BVF Inc. The address of the above persons and entities is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(2)
Mr. Loy, a Managing Director of BVF Partners LP, disclaims beneficial ownership with respect to the     ordinary shares held of record by entities affiliated with BVF except to the extent of his pecuniary interest therein. See footnote (1).

(3)
Does not include     ordinary shares held by Dune Capital Inc., a company which is wholly owned by a trust whose beneficiaries include Mr. Forer and his family. Mr. Forer does not exercise investment or voting control over the trust, and therefore such shares do not appear in the table above.

DESCRIPTION OF SHARE CAPITAL AND CONSTITUTION
The following description of our share capital summarizes the material terms and provisions of the ordinary shares that we may offer under this prospectus, as well as a description of certain provisions of our Constitution. The following description does not purport to be complete and is subject to, and qualified in its entirety by, the Constitution, which is an exhibit to the registration statement of which this prospectus forms a part, and by applicable law.
General
We were incorporated pursuant to the laws of Ireland as GH Research PLC on March 29, 2021 to become the holding company for GH Research Ireland Limited. GH Research Limited, the operating company and subsidiary of GH Research PLC, was incorporated on October 16, 2018. GH Research Limited was re-registered as GH Research Ireland Limited on March 29, 2021. Pursuant to the terms of the Corporate Reorganization to be effected prior to the completion of this offering, all shareholders of GH Research Ireland Limited will exchange each of the shares held by them for shares in GH Research PLC of the same share classes with the same shareholder rights and, as a result, GH Research Ireland Limited will become a wholly owned subsidiary of GH Research PLC. See the section above titled “Corporate Reorganization” for more information.
We are registered with the Companies Registration Office in Ireland under company registration number 691405 and our registered office is at 28 Baggot Street Lower, Dublin 2, Dublin, D02 NX43, Ireland.
As part of our Corporate Reorganization, certain resolutions were passed by our shareholders prior to the completion of this offering, including the adoption of our Constitution. See “Key Provisions of our Post-IPO Constitution” below.
Authorized and Issued Share Capital
As of December 31, 2020, the issued and outstanding share capital of GH Research Ireland Limited was 70,000,000 ordinary shares and 5,923,079 Series A preferred shares. The nominal value of each of our ordinary and Series A preferred shares is €0.01 per share and each issued share is fully paid.
Immediately following the Corporate Reorganization, the issued share capital of GH Research PLC will mirror the issued and outstanding share capital of GH Research Ireland Limited, but the nominal value of each share will be $0.01. Following the conversion of each of the different classes of shares in GH Research PLC and this offering, the authorized share capital of GH Research PLC immediately upon completion of the offering is     ordinary shares of nominal value $0.01 each.
Ordinary Shares
Our ordinary shares have a nominal value of $0.01 per share. Further details of the rights attaching to the ordinary shares are set out in the comparison table below and in the Constitution. In accordance with the Constitution, the following summarizes the rights of our ordinary shares:
■	The holders of ordinary shares are entitled to one vote for each ordinary share held of record on all matters submitted to a vote of the shareholders;
■
The holders of our ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings and receive a copy of every report, accounts, circular or other documents sent out by us to our shareholders; and

■	The holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.
Listing
We intend to apply to list our ordinary shares on     under the symbol “GHRS.”

Initial settlement of our ordinary shares will take place on the closing date of this offering through DTC in accordance with its customary settlement procedures for equity securities. Each person owning ordinary shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the ordinary shares. Persons wishing to obtain certificates for their ordinary shares must make arrangements with DTC.
Transfer Agent and Registrar
The transfer agent and registrar for shares of our ordinary shares will be    .
Key Provisions of our Post-IPO Constitution
The Constitution is expected to be approved by our shareholders and be adopted prior to the completion of the offering. A summary of certain key provisions of the Constitution is set out below. The summary below is not a complete copy of the terms of the Constitution. For further information, please refer to the full version of the Constitution filed as an exhibit to the registration statement of which this prospectus forms a part.
The Constitution contains, among other things, provisions to the following effect:
Share Capital
The share capital will consist of ordinary shares, nominal value $0.01 per share. Immediately after completion of this offering, our authorized share capital will be $    divided into     ordinary shares, nominal value $0.01 per share.
We may issue shares subject to the maximum authorized share capital contained in our Constitution. The authorized share capital may be increased or reduced by a simple majority of the votes of the shareholders cast at a general meeting (which is referred to under Irish law as an ordinary resolution). The shares comprising our authorized share capital may be divided into shares of such nominal value as such resolution shall prescribe. As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the Constitution or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, so it must be renewed by the shareholders by an ordinary resolution on or before the expiry of this term (if we wish to issue shares). The Constitution authorizes our board of directors to allot new ordinary or preferred shares without shareholder approval for a period of five years from the date of adoption of the Constitution.
The rights and restrictions to which the ordinary shares will be subject will be prescribed in the Constitution. The Constitution permits the board of directors, without shareholder approval, to determine certain terms of each series of the preferred shares we issued, including the number of shares, designations, dividend rights, liquidation and other rights and redemption, repurchase or exchange rights.
The holders of our ordinary shares are entitled to one vote for each ordinary share upon all matters presented to our shareholders. Subject to any preferences granted to other classes of our securities that may be outstanding in the future (including any preferred shares), there are no voting right restrictions or preferences with respect to our shareholders.
Irish law does not recognize fractional shares held of record. Accordingly, the Constitution will not provide for the issuance of fractional shares of ours, and our register of members, or the register of members, will not reflect any fractional shares.
Whenever an alteration or reorganization of the share capital of ours would result in any of our shareholders becoming entitled to fractions of a share, our board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the shareholders who would have been entitled to the fractions.

Voting
The presence, in person or by proxy, of one or more persons holding or representing by proxy at least a majority in nominal value of the class or, at any adjourned meeting of such holders, one holder holding or representing by proxy at least a majority in nominal value of the issued shares of the class constitutes a quorum for the conduct of business.
At any of our meetings, all resolutions put to our shareholders will be decided on a poll.
In accordance with our Constitution, our board of directors may from time to time authorize the issuance of preferred shares. Our board of directors may prescribe voting rights to such preferred shares. Treasury shares or shares of ours that are held by our subsidiaries will not be entitled to be voted at a general meetings of shareholders.
Irish company law requires certain matters to be approved by not less than 75% of the votes cast at a general meeting of our shareholders (which is referred to under Irish law as a special resolution). Examples of matters requiring special resolutions include:
■	amending the Constitution;
■	approving a change of name of GH Research PLC;
■	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;
■	opting out of preemption rights on the issuance of new shares for cash;
■	our re-registration from a public limited company to a private company;
■	variation of class rights attaching to classes of shares (where the Constitution does not provide otherwise);
■	purchase of our shares off-market;
■	reduction of issued share capital;
■	sanctioning a compromise/scheme of arrangement;
■	resolving that we be wound up by the Irish courts;
■	resolving in favor of a shareholders’ voluntary winding up;
■	re-designation of shares into different share classes; and
■	setting the reissue price of treasury shares.
Variation of Rights
Where our shares are divided into different classes, the rights attaching to a class of shares may only be varied or abrogated if (a) the holders of 75% in nominal value of the issued shares of that class consent in writing to the variation, or (b) a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation. The quorum at any such separate general meeting, other than an adjourned meeting, shall be one persons holding or representing by proxy at least a majority in nominal value of the issued shares of the class in question and the quorum at an adjourned meeting shall be one person holding or representing by proxy shares of the class in question or that person’s proxy. The rights conferred upon the holders of any class of shares issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by a purchase or redemption by us of our own shares or by the creation or issue of further shares ranking pari passu therewith or subordinate thereto.
Dividends
Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of a company, less accumulated realized losses of the company on a standalone basis. In addition, no dividend or distribution may be made unless the net assets of a company are not less than the aggregate of the company’s called up share capital plus undistributable reserves and the distribution does not reduce the company’s net assets below such aggregate. Undistributable reserves include a company’s undenominated capital (effectively its share premium and capital redemption reserve) and the amount by which the company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the company’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital. The determination as to whether or not the company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of the company. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act, which give a “true and fair view” of the company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland. These “relevant accounts” must be filed in the Companies Registration Office (the official public registry for companies in Ireland).
The Constitution authorizes the Board to declare such dividends as appear justified from the profits of the company without the approval of the shareholders. The dividends can be declared and paid in the form of cash or noncash assets, subject to applicable law. We may pay dividends in any currency. The Board may deduct from any dividend or other moneys payable to any shareholder all sums of money, if any, due from the shareholder to the company in respect of our ordinary shares. The Board is also authorized to issue shares in the future with preferred rights to participate in dividends that we declare. The holders of such preference shares may, depending on their terms, rank senior to the holders of the ordinary shares of the company with respect to dividends.
We may, by ordinary resolution, declare final dividends to be paid to our shareholders. However, no dividend shall exceed the amount recommended by the board of directors. The board of directors may also pay to the shareholders such dividends as interim or final dividends as appear to the directors to be justified by our profits.
We have never declared or paid any cash dividend, and do not anticipate declaring or paying any cash dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. See “Risk Factors—Risks Related to the Offering and Ownership of Our Ordinary Shares.” Because there is no present intention to pay dividends on our ordinary shares for the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.
Under Irish law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a nonconsolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.
For information about the Irish tax considerations relating to dividend payments, see “Material Irish Tax Consequences.”
Liquidation
Our duration will be unlimited. We may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of the shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure in case we fail to file certain returns.
The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, are prescribed in the Constitution and may be further prescribed in the terms of any preferred shares we issue from time to time. The holders of preferred shares in particular may have the right to priority in our dissolution or winding up. The Constitution provides that, subject to the priorities of any creditors, the assets will be distributed to the shareholders in proportion to the paid up nominal value of the shares held by such shareholder. The Constitution provides that the shareholders are entitled to participate pro rata in a winding up, but their right to do so is subject to the rights of any holders of the shares issued upon special terms and conditions to participate under the terms of any series or class of such shares.
Preemption Rights
Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, we have opted out of these preemption rights in the Constitution as permitted under Irish company law for a period of five years from the date of adoption of the Constitution. Generally, this opt-out is to be renewed at least every five years approved by a special resolution of our shareholders. If the opt-out is not renewed, as a general rule, shares issued for cash must be offered to our existing shareholders on a pro rata basis to their existing shareholding before any of our shares may be issued to any new shareholders. Statutory preemption rights do not apply (i) where shares are issued wholly or partly for noncash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee option or similar equity plan.
Alteration of Share Capital
Under our Constitution, we may, by ordinary resolution, divide any or all of our share capital into shares of a smaller nominal value than our existing shares (often referred to as a share split) or consolidate any or all of our share capital into shares of larger nominal value than our existing shares (often referred to as a reverse share split).
We may, by ordinary resolution, reduce the authorized but unissued share capital. We may, by special resolution and subject to confirmation by the Irish High Court, reduce the issued share capital and any undenominated share capital.
Board of Directors
 Appointment of Directors
The Constitution provides for a minimum of two directors and a maximum of    . Our shareholders may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by ordinary resolution. Our Board of Directors determines the number of directors within the range of two to    .
 Proceedings of Directors
Subject to the provisions of our Constitution, our board of directors may regulate their proceedings as they deem appropriate. A director may, and the secretary at the request of a director shall, call a meeting of the directors. The quorum for a meeting of our board of directors shall be fixed from time to time by decision of the board of directors, but it must never be fewer than two directors (or duly appointed alternate directors). Questions and matters requiring resolution arising at a meeting shall be decided by a majority of votes of the participating directors, with each director having one vote. In the case of an equality of votes, the chairperson will have a second or casting vote (unless the chairperson is not entitled to vote on the resolution in question).
 Conflicts of Interest
Our directors have certain statutory and fiduciary duties as a matter of Irish law. All of the directors have equal and overall responsibility for management of our company (although directors who also serve as employees may have additional responsibilities and duties arising under their employment agreements (if applicable), and it is likely that more will be expected of them in compliance with their duties than non-

executive directors). The Irish Companies Act provides specifically for certain fiduciary duties of the directors of Irish companies, including duties:
■	to act in good faith and in the best interests of the company;
■	to act honestly and responsibly in relation to the company’s affairs;
■	to act in accordance with the company’s constitution and to exercise powers only for lawful purposes;
■	not to misuse the company’s property, information and/or opportunity;
■	not to fetter their independent judgment;
■	to avoid conflicts of interest;
■	to exercise care, skill and diligence; and
■	to have regard for the interests of the company’s shareholders.
Other statutory duties of directors include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers, making certain filings and disclosing personal interests. Directors of public limited companies such as ourselves will have a specific duty to ensure that the company secretary is a person with the requisite knowledge and experience to discharge the role. Directors may rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (1) other directors, officers or employees of the company whom the director reasonably believes to be reliable and competent in the matters prepared or presented, (2) legal counsel, public accountants or other persons as to matters the director reasonably believes to be within their professional or expert competence or (3) a committee of the board of which the director does not serve as to matters within its designated authority, which committee the director reasonably believed to merit confidence.
 Directors’ Indemnity
To the fullest extent permitted by Irish law, the Constitution contains indemnification for the benefit of our directors, company secretary and executive officers. However, as to our directors and company secretary, this indemnity is limited by the Irish Companies Act, which prescribes that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or company secretary where judgment is given in favor of the director or company secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or company secretary over and above the limitations imposed by the Irish Companies Act will be void, whether contained in its Constitution or any contract between the company and the director or company secretary. This restriction does not apply to our executive officers who are not directors, or other persons who would not be considered “officers” within the meaning of the Irish Companies Act.
We are permitted under the Constitution and the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents. In order to attract and retain qualified directors and officers, we expect to purchase and maintain customary directors’ and officers’ liability insurance and other types of comparable insurance.
General Meetings
We will be required to hold an annual general meeting within 18 months of incorporation and at intervals of no more than 15 months thereafter, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after our fiscal year-end.
Notice of an annual general meeting must be given to all of our shareholders and to our auditors. The Constitution provides for a minimum notice period for an annual general meeting of 21 days, which is the minimum permitted under Irish law.

Generally speaking, the only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual statutory financial statements, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.
As provided under Irish law, extraordinary general meetings may be convened (i) by our board of directors, (ii) by request of our shareholders holding not less than 10% of our paid up share capital carrying voting rights for so long as our shares are not admitted to trading on a regulated market in any member state of the European Union, (iii) by request of our statutory auditor in connection with its resignation or (iv) in exceptional cases, by court order.
Notice of an extraordinary general meeting must be given to all our shareholders and to our auditors. Under Irish law and the Constitution, the minimum notice period of 21 days’ prior written notice applies, except that in the case of an extraordinary general meeting, if the company offers facilities to members to vote by electronic means and shareholders have passed a special resolution at the immediately preceding general meeting approving such shortened notice period, an extraordinary general meeting can be called with 14 days’ prior written notice (provided that no special resolutions are proposed to be put to a vote at that meeting). The notice periods prescribed for the convening of general meetings are on the basis of “clear” days, meaning the deemed date of receipt of the notice and the date of the meeting itself are not counted towards the minimum number of days’ notice required.
In the case of an extraordinary general meeting convened by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the board of directors has 21 days to convene a meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of our receipt of the requisition notice.
If the board of directors becomes aware that our net assets are not greater than half of the amount of our called up share capital, the directors must convene an extraordinary general meeting of shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.
Borrowing Powers
Subject to the Constitution and the Irish Companies Act, our board of directors may exercise all of our powers to:
(i)	borrow money;
(ii)	indemnify and guarantee;
(iii)	mortgage or charge;
(iv)	create and issue debentures and other securities; and
(v)	give security either outright or as collateral security for any of our debt, liability or obligation or any of a third party.
Uncertificated Shares
Shares in an Irish public limited company such as ours can, in principle, be issued and held either in a so-called certificated (i.e., hard copy share certificates are issued to shareholders) or a so-called uncertificated (i.e., dematerialized) form. All shareholders’ names must be entered into the register of members maintained by an Irish public limited company in order to acquire legal title to the shares.
To make shares in an Irish public limited company deliverable for trading on an exchange, the shares are required to be issued in uncertificated form.
Amendment of Constitution
Irish company law requires a special resolution of our shareholders (approval by not less than 75% of the votes cast at a general meeting of our shareholders) to approve any amendments to the Constitution.
Other Relevant Irish Laws and Regulations
Anti-Takeover Provisions of Irish Law
Business Combinations with Interested Shareholders
 Irish Takeover Rules and Substantial Acquisition Rules
A transaction in which a third party seeks to acquire 30% or more of our voting rights and any other acquisitions of our securities will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder, the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, or the Irish Takeover Rules, and will be regulated by the Irish Takeover Panel. The general principles of the Irish Takeover Rules, or the General Principles, and certain important aspects of the Irish Takeover Rules are described below.
 General Principles
The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:
(i)
in the event of an offer, all holders of securities of the target company must be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(ii)
the holders of securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the Board of Directors of the target company must give its views on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

(iii)	a target company’s Board of Directors must act in the interests of that company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;
(iv)
false markets must not be created in the securities of the target company, the bidder or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

(v)
a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

(vi)	a target company may not be hindered in the conduct of its affairs longer than is reasonable by an offer for its securities; and
(vii)
a “substantial acquisition” of securities, whether such acquisition is to be effected by one transaction or a series of transactions, shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

 Mandatory Bid
Under certain circumstances, a person who acquires shares, or other voting securities, of a company may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding voting securities in that company at a price not less than the highest price paid for the securities by the acquiror, or any parties acting in concert with the acquiror, during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of securities would increase the aggregate holding of an acquiror, including the holdings of any parties acting in concert with the acquiror, to securities representing 30% or more of the voting rights in a company, unless the Irish Takeover Panel otherwise consents. An acquisition of securities by a person holding, together with its concert parties, securities representing between 30% and 50% of the voting rights in a company would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person, together with its concert parties, would increase by 0.05% within a 12-month period. Any person, excluding any parties acting in concert with the holder, holding securities representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.
 Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirement
If a person makes a voluntary offer to acquire our outstanding ordinary shares, the offer price must not be less than the highest price paid for our ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.
If the bidder or any of its concert parties has acquired our ordinary shares (1) during the 12-month period prior to the commencement of the offer period that represent more than 10% of our total ordinary shares or (2) at any time after the commencement of the offer period, the offer must be in cash or accompanied by a full cash alternative and the price per share must not be less than the highest price paid by the bidder or its concert parties during, in the case of clause (1), the 12-month period prior to the commencement of the offer period or, in the case of (2), the offer period. The Irish Takeover Panel may apply this Rule to a bidder who, together with its concert parties, has acquired less than 10% of our total ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.
An offer period will generally commence from the date of the first announcement of the offer or proposed offer.
 Substantial Acquisition Rules
The Irish Takeover Rules also contain rules governing substantial acquisitions of shares and other voting securities which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of the company. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of the company is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of the company and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.
 Frustrating Action
Under the Irish Takeover Rules, our Board of Directors is not permitted to take any action that might frustrate an offer for our shares once our Board of Directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (1) the issue of shares, options, restricted share units or convertible securities, (2) material acquisitions or disposals, (3) entering into contracts other than in the ordinary course of business or (4) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our Board of Directors has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where:
(a)	the action is approved by our shareholders at a general meeting; or
(b)	the Irish Takeover Panel has given its consent, where:
(i)	it is satisfied the action would not constitute frustrating action;
(ii)	our shareholders holding more than 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;
(iii)	the action is taken in accordance with a contract entered into prior to the announcement of the offer, or any earlier time at which our Board of Directors considered the offer to be imminent; or
(iv)	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.
 Shareholders’ Rights Plan
Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law. In addition, such a plan would be subject to the Irish Takeover Rules and the General Principles underlying the Irish Takeover Rules. The Constitution allows our Board of Directors to adopt a shareholder rights plan upon such terms and conditions as our Board of Directors deems expedient and in the best interests of us, subject to applicable law.
Subject to the Irish Takeover Rules, our Board of Directors also has power to issue any of our authorized and unissued shares on such terms and conditions as it may determine and any such action should be taken in our best interests. It is possible, however, that the terms and conditions of any issue of preference shares could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares believe to be in their best interests or in which holders might receive a premium for their shares over the then-market price of the shares.
 Disclosure of Interests in Shares
Under the Irish Companies Act, our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in 3% or more of our voting shares, or if as a result of a transaction a shareholder who was interested in 3% or more of our voting shares ceases to be so interested. Where a shareholder is interested in 3% or more of our voting shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the voting shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any of our shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.
In addition to these disclosure requirements, we, under the Irish Companies Act, may, by notice in writing, require a person whom we know or have reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in our relevant share capital to (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in our shares, provide additional information, including the person’s own past or present interests in our shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, we may apply to the Irish court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Irish Companies Act, as follows:
(i)	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;
(ii)	no voting rights shall be exercisable in respect of those shares;
(iii)	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and
(iv)	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.
The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.
In the event we are in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in our securities of 1% or more.

COMPARISON OF IRISH LAW AND DELAWARE LAW
As a public limited company incorporated under the laws of Ireland, the rights of our shareholders are governed by applicable Irish law, including the Irish Companies Act, and not by the law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are applicable to directors and shareholders of U.S. corporations. The applicable provisions of the Irish Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Irish Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. The applicable provisions in respect of the Company under the Constitution is also set out where relevant. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Irish law. You are also urged to carefully read the relevant provisions of the Delaware General Corporation Law and the Irish Companies Act for a more complete understanding of the differences between Delaware and Irish law.
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Number of Directors
The Irish Companies Act provides for a minimum of two directors. The Constitution provides for a minimum of two directors and a maximum of    . Our shareholders may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by ordinary resolution. Our Board of Directors determines the number of directors within the range of two to    .

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.

Removal of Directors
Under the Irish Companies Act, the shareholders may, by ordinary resolution, remove a director from office before the expiration of his or her term, at a meeting held with no less than 28 days’ notice and at which the director is entitled to be heard. Because of this provision of the Irish Companies Act, a director may be so removed before the expiration of his or her period of office.

The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against the Company in respect of his or her removal.

The Constitution also provides that the office of a director will also be vacated if the director is restricted or disqualified to act as a director under the Irish Companies Act; resigns his or her office by notice in writing to us or in writing offers to resign and the directors resolve to accept such offer; or is requested to resign in writing by not less than 75% of the other directors.

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred shares, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).

Vacancies on the Board of Directors	Any vacancy on our Board of Directors, including a vacancy resulting from an increase in the number of directors or from the death,	A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred shares, any vacancy, whether

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resignation, retirement, disqualification or removal of a director, shall be deemed a casual vacancy. Subject to the terms of any one or more classes or series of preferred shares, any casual vacancy shall only be filled by the decision of a majority of our Board of Directors then in office, provided that a quorum is present and provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Constitution as the maximum number of directors.

Any director of a class of directors elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor. A director retiring at a meeting shall retain office until the close or adjournment of the meeting.

arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

Annual General Meeting
We are required to hold annual general meetings at intervals of no more than 15 months after the previous annual general meeting, provided that an annual general meeting is held in each calendar year following our first annual general meeting, no more than nine months after our fiscal year-end.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the consideration of the Irish statutory financial statements, the report of the directors, the report of the auditors on those statements and that report and a review by the members of our affairs. If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.
Typical bylaws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors.

General Meeting
Our extraordinary general meetings may be convened by (i) our Board of Directors, (ii) on requisition of shareholders holding not less than 10% of our paid up share capital carrying voting rights or (iii) on requisition of our auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time.

Under Delaware law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

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If our directors become aware that our net assets are half or less of the amount of our called up share capital, our directors must convene an extraordinary general meeting of our shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Notice of General Meetings
Notice of a general meeting must be given to all our shareholders and to our auditors. The Constitution provides that the maximum notice period is 60 days. The minimum notice periods are 21 days’ notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting. General meetings may be called by shorter notice, but only with the consent of our auditors and all of our shareholders entitled to attend and vote thereat. Because of the 21-day and 14-day requirements described in this paragraph, the Constitution includes provisions reflecting these requirements of Irish law.

In the case of an extraordinary general meeting convened by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of this requisition notice, our Board of Directors has 21 days to convene a meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If our Board of Directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Quorum
The presence, in person or by proxy, of one or more persons holding or representing by proxy at least a majority in nominal value of the class or, at any adjourned meeting of such holders, one holder holding or representing by proxy at least a majority in nominal value of the issued shares of the class constitutes a quorum for the conduct of business. No business may take place at a

Under Delaware law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

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general meeting if a quorum is not present in person or by proxy. Our Board of Directors has no authority to waive quorum requirements stipulated in the Constitution. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum in respect of the proposals.

Proxy
Under Irish law, a shareholder may designate another person to attend, speak and vote at a general meeting of the company on their behalf by proxy, which proxy need not be a shareholder.

Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy.

Voting rights may be exercised by shareholders registered in the share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in accordance with the Constitution. The Constitution permits the appointment of proxies by our shareholders to be notified to us electronically, when permitted by our directors.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Issue of New Shares
Under the Constitution, we may issue shares subject to the maximum authorized share capital contained in the Constitution. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes cast at a general meeting of our shareholders, referred to under Irish law as an “ordinary resolution.” As a matter of Irish law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by its constitution or by an ordinary resolution adopted by our shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it may be renewed by shareholders by an ordinary resolution. Accordingly, the Constitution authorizes our Board of Directors to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of the adoption of the Constitution. The authority to issue preferred

Under Delaware law, if the company’s certificate of incorporation so provides, the directors have the power to authorize the issuance of additional stock. The directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the company or any combination thereof.

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shares provides us with the flexibility to consider and respond to future business needs and opportunities as they arise from time to time, including in connection with capital raising, financing and acquisition transactions or opportunities.

Under the Constitution, our Board of Directors will be authorized to issue preferred shares on a non-preemptive basis, with discretion as to the terms attaching to the preferred shares, including as to voting, dividend and conversion rights and priority relative to other classes of shares with respect to dividends and upon a liquidation. As described in the preceding paragraph, this authority extends until five years from the date of the adoption of the Constitution, at which time it will expire unless renewed by our shareholders.

Notwithstanding this authority, under the Irish Takeover Rules our Board of Directors would not be permitted to issue any of our shares, including preferred shares, during a period when an offer has been made for us or is believed to be imminent unless the issue is (i) approved by our shareholders at a general meeting, (ii) consented to by the Irish Takeover Panel on the basis it would not constitute action frustrating the offer, (iii) consented to by the Irish Takeover Panel and approved by the holders of more than 50% of our shares carrying voting rights, (iv) consented to by the Irish Takeover Panel in circumstances where a contract for the issue of the shares had been entered into prior to that period or (v) consented to by the Irish Takeover Panel in circumstances where the issue of the shares was decided by our directors prior to that period and either action has been taken to implement the issuance (whether in part or in full) prior to such period or the issuance was otherwise in the ordinary course of business.

Preemptive Rights
Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro rata basis, commonly referred to as the statutory preemption right. However, we have opted out of these preemption rights in the Constitution as permitted under Irish law. Because Irish law

Under Delaware law, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

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permits this opt-out to last for a maximum of five years, the Constitution provides that this opt-out will lapse five years after the adoption of the Constitution. Such opt-out may be renewed by a special resolution of the shareholders. A special resolution requires not less than 75% of the votes cast at a general meeting of our shareholders. If the opt-out is not renewed, shares issued for cash must be offered to our preexisting shareholders pro rata before the shares can be issued to any new shareholders. The statutory preemption rights do not apply where shares are issued for noncash consideration and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution).

Authority to Allot
Under the Constitution, we may issue shares subject to the maximum authorized share capital contained in the Constitution. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes cast at a general meeting of our shareholders, referred to under Irish law as an “ordinary resolution.” Our authorized share capital may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by its constitution or by an ordinary resolution adopted by our shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it may be renewed by shareholders by an ordinary resolution. Accordingly, the Constitution authorizes our Board of Directors to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of the adoption of the Constitution. The authority to issue preferred shares provides us with the flexibility to consider and respond to future business needs and opportunities as they arise from time to time, including in connection with capital raising, financing and acquisition transactions or opportunities.

Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Acquisition of Own Shares	Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. All redeemable	Under Delaware law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is

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shares must also be fully paid. Redeemable shares may, upon redemption, be cancelled or held in treasury. The Constitution provides that shareholder approval will not be required to deem any shares redeemable. We may also be given an additional general authority by our shareholders to purchase our own shares on-market, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by our subsidiaries as described below.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares that we hold at any time must not exceed 10% of the nominal value of our issued share capital. We may not exercise any voting rights in respect of any shares held as treasury shares. We may either cancel or, subject to certain conditions, reissue Treasury shares.

Under Irish law, an Irish or non-Irish subsidiary may purchase our shares either on-market or off-market. For a subsidiary of ours to make on-market purchases of our shares, the shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of our shares is required. For an off-market purchase by a subsidiary of ours, the proposed purchase contract must be authorized by special resolution of our shareholders before the contract is entered into. This authority must specify the date on which the authority is to expire, which shall not be more than 18 months from the date the special resolution was passed. The person whose shares of ours are to be bought cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by our shareholders at our registered office.

impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Different Classes of Shares
Without prejudice to any rights attached to any existing shares, We may issue shares with such rights or restrictions as we determine by an ordinary resolution approved by our shareholders. As a matter of Irish company law, the directors of a company may issue new

A company’s Delaware’s certificate of incorporation may authorize the board of directors:
(1) to provide for the issuance of one or
    more series of preferred stock;
(2) to establish from time to time the

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ordinary or preferred shares without shareholder approval once authorized to do so by the constitution or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution (if we wish to issue shares). The Constitution authorizes our board of directors to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of adoption of such constitution, which is expected to be effective as of the completion of the business combination. We may also issue shares which are, or are liable to be, redeemed at the option of us or the holder.

Whenever our share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the written consent of the holders of 75% in nominal value of the issued shares of the class (excluding shares held as treasury shares) or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class (but not otherwise), and may be so varied or abrogated either while we are a going concern or during or in contemplation of a winding up.

The rights conferred upon the holders of any class of shares issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by our purchase or redemption of our own shares or by the creation or issue of further shares ranking pari passu therewith or subordinate thereto.

    number of shares to be included in
    such series; and
(3) to fix the designations, preferences
    and relative, participating, optional
    or other special rights, and
    qualifications, limitations or
    restrictions of each such series.

Dividends
Under Irish law, dividends and distributions may only be made from distributable reserves which are, generally, a company’s accumulated realized profits less its accumulated realized losses. In addition, no distribution or dividend may be made if our net assets are not, or if making such distribution or dividend will cause our net assets to not be, equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves.

Undistributable reserves include the company’s undenominated capital and the amount by which a company’s accumulated unrealized

Under Delaware law, subject to any restriction in the corporation’s certificate of incorporation, the Board may declare and pay dividends out of:
(1) surplus of the corporation, which is
    defined as net assets less statutory     capital; or
(2) if no surplus exists, out of the net
    profits of the corporation for the
    year in which the dividend is
    declared and/or the preceding year;

provided, however, that if the capital of the corporation has been diminished to an amount less than the aggregate amount of capital

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profits exceeds its accumulated unrealized losses. The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our most recent unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Act. The relevant financial statements must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The Constitution authorizes our board of directors to declare dividends without shareholder approval to the extent they appear justified by profits. Our board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting, provided that no dividend issued may exceed the amount recommended by the directors.

represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the Board may not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.

General Provisions Governing a Liquidation; Liquidation Distributions
Our duration will be unlimited. We may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of our shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where we have failed to file certain returns.

The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, are prescribed in the Constitution.

Upon the dissolution of a Delaware corporation, after satisfaction of the claims of creditors, the assets of that corporation would be distributed to stockholders in accordance with their respective interests, including any rights a holder of shares of preference shares may have to preferred distributions upon dissolution or liquidation of the corporation.

Amendment of Constitution
Irish company law requires a special resolution of our shareholders (approval by not less than 75% of the votes cast at a general meeting of our shareholders) to approve any amendments to the Constitution.

Amendment of Certification of Incorporation and Bylaws
Under Delaware law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment.

If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General

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Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the certificate of incorporation. The stockholders of a Delaware corporation also have the power to amend bylaws.

Acquisition of Treasury Share and Reduction of Share Capital
We may reduce our authorized but unissued share capital in any manner permitted by the Irish Companies Act. We also may, by special resolution (approved by not less than 75% of the votes cast at a general meeting of our shareholders) and subject to confirmation by the Irish High Court, reduce our issued share capital in any way permitted by the Irish Companies Act.

For purposes of Irish law, repurchases of our shares may be effected by a redemption if the repurchased shares are redeemable shares or are deemed to be redeemable shares by the Constitution.

The Constitution provides that, unless the board of directors determines otherwise, each of our shares shall be deemed to be a redeemable share on, and from the time of, the existence or creation of an agreement, transaction or trade between us and any person pursuant to which we acquire or will acquire our shares, or an interest in our shares, from the relevant person. Redeemable shares of ours shall have the same characteristics as any other of our shares save that they shall be redeemable in accordance with the arrangement.

Under Delaware law, a corporation, by an affirmative vote of a majority of the board of directors, may reduce its capital by reducing or eliminating the capital represented by shares of capital stock which have been retired, by applying to an already authorized purchase redemption, conversion or exchange of outstanding shares of its capital stock some or all of the capital represented by shares being purchased, redeemed, converted or exchanged or any capital that has not been allocated to any particular class of capital stock or by transferring to surplus capital some or all of the capital not represented by any particular class of its capital stock or the capital associated with certain issued shares of its par value capital stock. No reduction of capital may be made unless the assets of the corporation remaining after the reduction are sufficient to pay any debts for which payment has not otherwise been provided.

Rights of Inspection
Under Irish law, our shareholders have the right to: (i) receive a copy of the Constitution; (ii) inspect and obtain copies of the minutes of our general meetings and resolutions; (iii) inspect and receive a copy of our register of members, register of directors and secretaries, register of directors’ interests, register of directors’ service contracts and memoranda and other statutory registers that we maintain; (iv) receive copies of balance sheets and directors’ and auditors’ reports that have previously been sent to our shareholders prior to an annual general meeting; and (v) receive balance sheets of any of our subsidiaries that have previously been sent to our shareholders prior to an annual general meeting for the preceding 10 years.

Delaware law allows any stockholder in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:
(1) the corporation’s stock ledger, a list of its
stockholders, and its other books and
records; and
(2) a subsidiary’s books and records, to the
extent that:
(a) the corporation has actual
possession and control of such
records of such subsidiary; or
(b) the corporation could obtain such
records through the exercise of
control over such subsidiary,
provided that as of the date of the

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making of the demand:
(i) the stockholder inspection of
such books and records of the
subsidiary would not constitute
a breach of an agreement
between the corporation or the
subsidiary and a person or
persons not affiliated with the
corporation; and
(ii) the subsidiary would not have
the right under the law
applicable to it to deny the
corporation access to such
books and records upon
demand by the corporation.

Liability of Directors and Officers
To the fullest extent permitted by Irish law, the Constitution contains indemnification for the benefit of our directors, company secretary and executive officers. However, as to our directors and company secretary, this indemnity is limited by the Irish Companies Act, which prescribes that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or company secretary where judgment is given in favor of the director or company secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or company secretary over and above the limitations imposed by the Irish Companies Act will be void, whether contained in its Constitution or any contract between the company and the director or company secretary. This restriction does not apply to our executive officers who are not directors, our company secretary or other persons who would be considered “officers” within the meaning of the Irish Companies Act.

We are permitted under the Constitution and the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents. In order to attract and retain qualified directors and officers, we expect to purchase and maintain customary directors’ and officers’ liability insurance and other types of comparable insurance.

Delaware law permits a corporation’s certificate of incorporation to include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:
(1) any breach of his or her duty of loyalty
to the corporation or its stockholders;
(2) acts or omissions not in good faith or
which involve intentional misconduct or
a knowing violation of law;
(3) intentional or negligent payment of
unlawful dividends or stock purchases
or redemptions; or
(4) any transaction from which he or she
derives an improper personal benefit.

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Voting Rights
Under the Constitution, each holder of our ordinary shares is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. We may not exercise any voting rights in respect of any shares held as treasury shares. Any shares held by our subsidiaries will count as treasury shares for this purpose, and such subsidiaries cannot therefore exercise any voting rights in respect of those shares.

Each stockholder is entitled to one vote for each share of capital stock held by the stockholder, unless the certificate of incorporation provides otherwise.

If issued, the voting rights of holders of preferred stock will be determined by the certificate of incorporation or the certificate of designation with respect to such preferred stock.

Shareholder Vote on Certain Transactions
Pursuant to Irish law, shareholder approval in connection with a transaction involving the Company would be required under the following circumstances:
■ in connection with a scheme of arrangement, both a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve such a scheme would be required;
■ in connection with an acquisition of the Company by way of a merger with an EU company under the EU Cross-Border Mergers Directive 2005/56/EC, (as replaced by Directive (EU) 2017/1132 of June 14, 2017), approval by a special resolution of the shareholders would be required; and
■ in connection with a merger with an Irish company under the Irish Companies Act, approval by a special resolution of shareholders would be required.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:
■ the approval of the board of directors; and
■ the approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of the corporation entitled to vote on the matter.

Standard of Conduct for Directors
The directors of the Company have certain statutory and fiduciary duties as a matter of Irish law. All of the directors have equal and overall responsibility for the management of the Company (although directors who also serve as employees may have additional responsibilities and duties arising under their employment agreements (if applicable), and it is likely that more will be expected of them in compliance with their duties than non-executive directors). The Irish Companies Act provides specifically for certain fiduciary duties of the directors of Irish companies, including duties:
■ to act in good faith and in the best interests of the company;
■ to act honestly and responsibly in relation
to the company’s affairs;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interests of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information

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■ to act in accordance with the company’s constitution and to exercise powers only for lawful purposes;
■ not to misuse the company’s property, information and/or opportunity;
■ not to fetter their independent judgment;
■ to avoid conflicts of interest;
■ to exercise care, skill and diligence; and
■ to have regard for the interests of the company’s shareholders.

Other statutory duties of directors include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers, making certain filings and disclosing personal interests. Directors of public limited companies such as GH will have a specific duty to ensure that the company secretary is a person with the requisite knowledge and experience to discharge the role. Directors may rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (1) other directors, officers or employees of the company whom the director reasonably believes to be reliable and competent in the matters prepared or presented, (2) legal counsel, public accountants or other persons as to matters the director reasonably believes to be within their professional or expert competence or (3) a committee of the board of which the director does not serve as to matters within its designated authority, which committee the director reasonably believed to merit confidence.

reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or breakup of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Shareholder Suits
In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company.

The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go unredressed.

The principal case law in Ireland indicates that
to bring a derivative action a person must first

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the

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establish a prima facie case (i) that the company is entitled to the relief claimed and (ii) that the action falls within one of the five exceptions derived from case law, as follows:
(1) where an ultra vires or illegal act is perpetrated;
(2) where more than a bare majority is required to ratify the “wrong” complained of;
(3) where the shareholders’ personal rights are infringed;
(4) where a fraud has been perpetrated upon a minority by those in control; or
(5) where the justice of the case requires a minority to be permitted to institute proceedings.

Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong.

Conduct must relate to the internal management of the company. This is an Irish statutory remedy and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to the completion of this offering, there has been no public market for our ordinary shares. Based on the number of ordinary shares outstanding as of    , 2021, upon completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional ordinary shares,     of our ordinary shares will be outstanding, assuming the issuance of     ordinary shares offered by us in this offering. Future sales of ordinary shares in the public market after this offering, and the availability of ordinary shares for future sale, could adversely affect the prevailing market price of our ordinary shares from time to time. Some of the ordinary shares are subject to contractual and legal restrictions on resale as described below. There may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse, which could adversely affect the prevailing market prices of our ordinary shares.
We expect that     ordinary shares, or     ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares, sold in this offering will be freely transferable without restriction, except for any shares purchased by one or more of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. We expect that the remaining     ordinary shares will be subject to the contractual 180-day lock-up period described below. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.
Rule 144
In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any of our affiliates who own either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.
 Non-Affiliates
Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:
■	the restricted securities have been held for at least six months, including the holding period of a prior owner other than one of our affiliates;
■	we have been subject to the Exchange Act, periodic reporting requirements for at least 90 days before the sale; and
■	we are current in our Exchange Act reporting at the time of sale.
Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.
 Affiliates
Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:
■
1% of the number of ordinary shares then outstanding, which will equal approximately     shares immediately after the completion of this offering based on the number of ordinary shares outstanding as of    , 2021; or

■	the average weekly trading volume of our ordinary shares on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.
Rule 701
In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act, provided that no directed selling efforts (as that term is defined in Regulation S) are made in the United States, and subject to certain other conditions. In general, this means that our ordinary shares may be sold in some manner outside the United States without requiring registration in the United States.
Lock-Up Agreements
All of our directors, executive officers and substantially all of our shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, ordinary shares or such other securities for a period of 180 days after the date of this prospectus, without the prior written consent of Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, who may waive the provisions of these agreements, in full or in part, at any time in their sole discretion. See “Underwriting.”
Registration Rights Agreement
Certain of our shareholders will have the right, subject to the lock-up agreements described above, to require us to register our ordinary shares for resale in some circumstances. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

TAX CONSIDERATIONS
The following summary contains a description of material Irish and U.S. federal tax consequences of the acquisition, ownership and disposition of our ordinary shares. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ordinary shares in this offering.
Material U.S. Federal Income Tax Considerations for U.S. Holders
In the opinion of Davis Polk & Wardwell LLP, the following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing our ordinary shares. It does not describe all tax consequences that may be relevant to a particular person’s decision to acquire ordinary shares.
This discussion applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe any tax consequences other than U.S. federal income tax consequences, including state and local tax consequences and estate tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax, special tax accounting rules under Section 451(b) of the Code, and tax consequences applicable to U.S. Holders subject to special rules, such as:
■	certain banks, insurance companies and other financial institutions;
■	brokers, dealers or traders in securities who use a mark-to-market method of tax accounting;
■
persons holding ordinary shares as part of a straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

■	persons who acquired ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;
■	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
■	entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes (and investors therein);
■	tax-exempt entities, including an “individual retirement account” or “Roth IRA” or governmental entities;
■	real estate investment trusts or regulated investment companies;
■	former U.S. citizens or long-term residents of the United States;
■	persons that own or are deemed to own 10% or more of the voting power or value of our shares; or
■
persons holding ordinary shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares in their circumstances.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Ireland and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, who is eligible for the benefits of the Treaty and who is:
■	a citizen or individual resident of the United States;
■	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
■	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.
Except where otherwise indicated, this discussion assumes that we are not, and will not become, PFIC, as described below.
 Taxation of Distributions
As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, for so long as our ordinary shares are listed on      or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable holding period requirements, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder.
The amount of a dividend will include any amounts withheld by us in respect of Irish income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Irish income taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Irish income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

 Sale or Other Disposition of Ordinary shares
Gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares was more than one year as of the date of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gain recognized by a non-corporate U.S. Holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.
 Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our ordinary shares, we do not expect to be a PFIC for our 2021 taxable year. In addition, whether we will be a PFIC in 2021 or any future year is uncertain because, among other things, (i) we will hold a substantial amount of cash following this offering, which is generally categorized as a passive asset; (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile), and (iii) the categorization of our goodwill as active or passive will depend on the character of our business assets and the law applicable to making this determination is subject to varying interpretation. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.
If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC; and (ii) dispositions of shares of Lower-tier PFICs, in each case as if such holder held such shares directly, even though such holder will not have received the proceeds of those distributions or dispositions.
If we were a PFIC for any taxable year during which a U.S. Holder held any of our ordinary shares, such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares would be allocated ratably over a U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distributions received on a U.S. Holder’s ordinary shares during a taxable year exceeded 125% of the average of the annual distributions on those shares during the preceding three years or such holder’s holding period, whichever was shorter, those distributions would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder may avoid the general PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to the ordinary shares at the close of the first taxable year in which such holder holds our ordinary shares. The ordinary shares would be treated as “regularly traded” for the year of this offering if more than a de minimis quantity of the ordinary shares were traded on a qualified exchange on at least 1/6 of the days remaining in the quarter in which this offering occurs, and on at least 15 days during each remaining calendar quarter (the “15-Day Test”), and for years other than this year based on the 15-Day Test.     , on which the ordinary shares are expected to be listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.
If a U.S. Holder makes the mark-to-market election with respect to the first taxable year that we are a PFIC, such holder will generally recognize as ordinary income any excess of the fair market value of such holder’s ordinary shares at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of such taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The U.S. Holder’s tax basis in their ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain or loss recognized on the sale or other disposition of ordinary shares in a year when we are not a PFIC will generally be taxed in a manner described above under “—Sale or Other Dispositions of Ordinary Shares.” Subject to the discussion in the immediately succeeding paragraph, any distributions will generally be taxed in a manner described above under “—Taxation of Distributions.” This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the ordinary shares.
In addition, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, because we do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election, such election is not expected to be available to U.S. Holders.
U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.
If a U.S. Holder owns ordinary shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest in a Lower-tier PFIC, the U.S. Holder generally must file an annual report on IRS Form 8621 with respect to each such PFIC containing such information as the U.S. Treasury may require, generally with the U.S. Holder’s U.S. federal income tax return for the relevant year. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with respect to the items required to be included in such report until three years after the U.S. Holder files the annual report and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period.
PROSPECTIVE U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS REGARDING THE CONSEQUENCES OF OUR POTENTIAL PFIC STATUS ON AN INVESTMENT IN ORDINARY SHARES.

 Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
 Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the ordinary shares.
Material Irish Tax Consequences
The following is a summary of the material Irish tax consequences for certain beneficial holders of ordinary shares. The summary is based upon Irish tax laws and the practice of the Revenue Commissioners of Ireland in effect on the date of this prospectus and correspondence with the Revenue Commissioners of Ireland. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.
The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and holders of ordinary shares should consult their own tax advisors about the Irish tax consequences (and the tax consequences under the laws of other relevant jurisdictions) of this offering, including the acquisition, ownership and disposal of ordinary shares. The summary applies only to shareholders who will own ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).
 Tax on Chargeable Gains
The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.
A disposal of our ordinary shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland will not give rise to Irish tax on any chargeable gain realized on such disposal unless such ordinary shares are used in or for the purposes of a trade carried on by such shareholder in Ireland through a branch or agency, or are used or held or acquired for use by or for the purposes of such a branch or agency.
A holder of our ordinary shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal of our ordinary shares during the period in which such individual is non-resident.
 Stamp Duty
A transfer of shares of GH Research PLC from a seller who holds shares beneficially (i.e., through DTC) to a buyer who holds the acquired shares through DTC will not be subject to Irish stamp duty (unless the transfer involves a change in the nominee that is the record holder of the transferred shares).
A transfer of shares of GH Research PLC by a seller who holds shares directly to any buyer, or by a seller who holds the shares beneficially to a buyer who holds the acquired shares directly, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the shares acquired, if higher). Stamp duty is a liability of the buyer or transferee. A shareholder who holds shares of GH Research PLC directly may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not in contemplation of a sale of the shares. In order to benefit from this exemption from stamp duty, the seller must confirm to GH Research PLC’s transfer agent that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not in contemplation of a sale of the shares.
Because of the potential Irish stamp duty on transfers of shares of GH Research PLC, any person who wishes to acquire shares of GH Research PLC should consider acquiring such shares through DTC.
 Withholding Tax on Dividends
We do not expect to pay dividends for the foreseeable future. To the extent that we do make dividend payments (or other returns to shareholders that are treated as “distributions” for Irish tax purposes), it should be noted that such distributions made by us will, in the absence of one of many exemptions, be subject to Irish dividend withholding tax, which is referred to in this prospectus as DWT, currently at a rate of 25%.
For DWT purposes, a distribution includes any distribution that may be made by us to our shareholders, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, we are responsible for withholding DWT prior to making such distribution.
 General Exemptions
The following is a general overview of the scenarios where it will be possible for us to make payments of dividends without deduction of DWT.
Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from us if such shareholder is beneficially entitled to the dividend and is either:
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a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (the current list of Relevant Territories for DWT purposes are: Albania, Armenia, Australia, Austria, Bahrain, Belarus, Belgium, Bosnia & Herzegovina, Botswana, Bulgaria, Canada, Chile, China, Croatia, Cyprus, Czech Republic, Denmark, Egypt, Estonia, Ethiopia, Finland, France, Georgia, Germany, Ghana, Greece, Hong Kong, Hungary, Iceland, India, Israel, Italy, Japan, Kazakhstan, Korea, Kuwait, Latvia, Lithuania, Luxembourg, Macedonia, Malaysia, Malta, Mexico, Moldova, Montenegro, Morocco, Netherlands, New Zealand, Norway, Pakistan, Panama, Poland, Portugal, Qatar, Romania, Russia, Saudi Arabia, Serbia, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Thailand, The Republic Of Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uzbekistan, Vietnam and Zambia);

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a company which is not resident for tax purposes in Ireland but is resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

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a company, which is not resident for tax purposes in Ireland, that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

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a company, which is not resident for tax purposes in Ireland, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

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a company, which is not resident for tax purposes in Ireland, that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance, and provided, in all cases noted above, we have received from the shareholder, where required, the relevant DWT Form(s) prior to the payment of the dividend and such DWT Form(s) remain valid
For non-Irish resident shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.
Our shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT (subject if required to certain administrative obligations being satisfied). If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Revenue Commissioners of Ireland.
 Income Tax on Dividends Paid on our Ordinary Shares
Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies. A shareholder that is not resident or, in the case of individuals, ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend received from us. An exception to this position may apply where such shareholder holds our ordinary shares through a branch or agency in Ireland through which a trade is carried on.
A shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or a liability to the universal social charge. The DWT deducted by us discharges the liability to income tax. An exception to this position may apply where the shareholder holds our ordinary shares through a branch or agency in Ireland through which a trade is carried on.
 Capital Acquisitions Tax
Irish capital acquisitions tax, or CAT, comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of our ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our ordinary shares are regarded as property situated in Ireland for Irish CAT purposes as our share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.
CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax free threshold is dependent upon (i) the relationship between the donor and the donee, and (ii) the aggregation of the values of previous taxable gifts and taxable inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses of the same marriage or civil partners of the same civil partnership are exempt from CAT. Children have a tax free threshold of €335 thousand in respect of taxable gifts or inheritances received from their parents. Our shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.
There is also a “small gift exemption” from CAT whereby the first €3 thousand of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.
THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES IN IRELAND, INCLUDING RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSAL OF OUR ORDINARY SHARES.

UNDERWRITING
We and Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, as the representatives of the several underwriters for the offering named below, have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of ordinary shares set forth opposite its name below. Cowen and Company and Stifel, Nicolaus & Company, Incorporated are the representatives of the underwriters.
Underwriters	Number of Shares
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
Total	$
The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased, other than those ordinary shares covered by the option to purchase additional ordinary shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.
The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Option to Purchase Additional Ordinary Shares. We have granted to the underwriters an option to purchase up to additional ordinary shares at the public offering price, less the underwriting discounts and commissions. This option is exercisable for a period of 30 days from the date of this prospectus. To the extent that the underwriters exercise this option, the underwriters will purchase additional ordinary shares from us in approximately the same proportion as shown in the table above.
Discounts and Commissions. The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.
We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $   million and are payable by us. We also have agreed to reimburse the underwriters for up to $    for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.
Total
	Per Share	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to us
The underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the ordinary shares to securities dealers at the public offering price less a concession not in excess of $ per share. If all of the ordinary shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms. Sales of ordinary shares made outside of the United States may be made by affiliates of certain of the underwriters. Certain of the underwriters may sell ordinary shares through one or more of their affiliates as selling agents.
Discretionary Accounts. The underwriters do not intend to confirm sales of the ordinary shares to any accounts over which they have discretionary authority.
Market Information. Prior to this offering, there has been no public market for the ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:
■	the history of, and prospects for, our company and the industry in which we compete;
■	our past and present financial information;
■	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenue;
■	the present state of our development; and
■	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
An active trading market for the ordinary shares may not develop. It is also possible that after the offering the ordinary shares will not trade in the public market at or above the initial public offering price.
We intend to apply to list our ordinary shares on      under the symbol “GHRS.”
Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.
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Stabilizing transactions permit bids to purchase ordinary shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the ordinary shares while the offering is in progress.

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Over-allotment transactions involve sales by the underwriters of ordinary shares in excess of the number of ordinary shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase pursuant to the option to purchase additional ordinary shares. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares that the underwriters have the option to purchase. The underwriters may close out any short position by exercising their option to purchase additional ordinary shares and/or purchasing ordinary shares in the open market.

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Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ordinary shares to close out the short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared with the price at which they may purchase ordinary shares through exercise of the option to purchase additional ordinary shares. If the underwriters sell more ordinary shares than could be covered by exercise of the option to purchase additional ordinary shares and, therefore, have a naked short position, the position can be closed out only by buying ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in the offering.

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Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ordinary shares. These transactions may be effected on    , in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making. In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our ordinary shares      on in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, such bid must then be lowered when specified purchase limits are exceeded.
Lock-Up Agreements. Pursuant to certain “lock-up” agreements, we and our executive officers, directors and substantially all of our other shareholders have agreed, subject to certain exceptions, not to and will not cause or direct any of our affiliates to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into, or announce the intention to enter into, any swap, hedge or similar agreement or arrangement (including, without limitation, the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) that transfers, is designed to transfer or reasonably could be expected to transfer (whether by the stockholder or someone other than the stockholder) that transfers, in whole or in part, directly or indirectly the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares without the prior written consent of Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated for a period of 180 days after the date of the pricing of the offering. Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated may waive the provisions of these agreements, in full or in part, at any time in their sole discretion.
This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The lock-up agreements are subject to specified exceptions.
Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, in their sole discretion, may release our ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our ordinary shares and other securities from lock-up agreements, Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Other Relationships. The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. Cowen and Company, LLC, an underwriter of this offering, acted as a placement agent in connection with the private placement of our Series B Preferred Shares and received cash compensation in connection therewith. An affiliate of Cowen and Company, LLC is holder of an aggregate of 202,709 shares of our Series B preferred stock, which will automatically convert into an aggregate of     shares of our common stock in connection with this offering. Such shares were acquired during the sale of our Series B Preferred Shares in April 2021.
Selling Restrictions
Canada. The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to Section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Switzerland. The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.
European Economic Area. In relation to each member state of the European Economic Area, each a member state, no ordinary shares have been offered or will be offered pursuant to the offering to the public in that member state prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that member state or, where appropriate, approved in another member state and notified to the competent authority in that member state, all in accordance with the Prospectus Regulation, except that ordinary shares may be made to the public in that member state at any time:
(A)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(B)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(C)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of ordinary shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to

Article 23 of the Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to ordinary shares in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom. No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(A)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(B)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(C)	in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Hong Kong. The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Singapore. Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any ordinary shares or caused the ordinary shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any ordinary shares or cause the ordinary shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares, whether directly or indirectly, to any person in Singapore other than:
(A)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(B)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(C)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ordinary shares are purchased under Section 275 of the SFA by a relevant person which is:
(A)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(B)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:
(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii)	where no consideration is or will be given for the transfer;
(iii)	where the transfer is by operation of law;
(iv)	as specified in Section 276(7) of the SFA; or
(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification – In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of ordinary shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Israel. In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase ordinary shares under the Israeli Securities Law, 5728 - 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 - 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors; or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 - 1968, subject to certain conditions, collectively, the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 - 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our ordinary shares to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in the First Addendum to the Israeli Securities Law, 5728 - 1968. In particular, we may request, as a condition to be offered ordinary shares, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 - 1968 and the regulations promulgated thereunder in connection with the offer to be issued ordinary shares; (iv) that the ordinary shares that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 - 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 - 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.
We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the ordinary shares, other than the underwriters, is authorized to make any further offer of ordinary shares on our behalf or on behalf of the underwriters.
Electronic Offer, Sale and Distribution of Ordinary Shares. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically     may agree to allocate a number of ordinary shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

EXPENSES OF THIS OFFERING
Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with this offering. With the exception of the registration fee payable to the SEC, the     listing fee and the filing fee payable to FINRA, all amounts are estimates.
Expense	Amount
SEC registration fee	$ *
listing fee	*
FINRA filing fee	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous fees and expenses	*
Total	$*
*	To be completed by amendment.
Legal Matters
We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to U.S. federal securities and New York State law. The underwriters are being represented by Cooley LLP with respect to certain legal matters as to U.S. federal securities and New York State law, and Arthur Cox LLP with respect to certain legal matters as to Irish law. The validity of the ordinary shares offered in this offering and legal matters as to Irish law will be passed upon for us by Dentons Ireland.
Experts
The financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers SA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers SA is a member of EXPERTsuisse—Swiss Expert Association for Audit, Tax and Fiduciary.
The registered business address of PricewaterhouseCoopers SA is Avenue C.-F. Ramuz 45, Lausanne CH-1001, Switzerland.

Service of Process and Enforcement of Liabilities
GH Research PLC is organized under the laws of Ireland and substantial portions of its assets will be located outside of the United States. In addition, certain members of the GH Research PLC board of directors, and certain members and officers of GH Research PLC, as well as certain experts named herein, reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon GH Research PLC or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

Where You Can Find More Information
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We maintain a corporate website at www.ghres.com. The reference to our website is an inactive textual reference only and information contained in or connected to our website is not incorporated into this prospectus or the registration statement of which it forms a part.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of GH Research Ireland Limited
Opinion on the Financial Statements
We have audited the accompanying statement of comprehensive income of GH Research Ireland Limited (the “Company”) as of December 31, 2020 and 2019, and the related statement of financial position, the statement of changes in equity, and the statement of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers SA
Lausanne, Switzerland
April 20, 2021
We have served as the Company's auditor since 2020.

GH RESEARCH IRELAND LIMITED
Statement of comprehensive income
	Year ended December 31,
	Note	2020 $’000	2019 $’000
Operating expenses
Research and development		(338)	(296)
General and administration		(108)	(14)
Loss from operations		(446)	(310)

Loss for the year		(446)	(310)

Other comprehensive income/(expense)
Items that may be reclassified to profit or loss
Currency translation adjustment		212	(12)
Total comprehensive loss for the year		(234)	(322)

Attributable to owners:
Loss for the year		(446)	(310)
Comprehensive loss for the year		(234)	(322)

Loss per share
Basic and diluted loss per share (in USD)	12	(0.006)	(0.004)
The accompanying notes to the financial statements are an integral part of these financial statements.

GH RESEARCH IRELAND LIMITED
Statement of financial position
	At December 31,
	Note	2020 $’000	2019 $’000
ASSETS
Current assets
Cash		5,895	498
Other current assets		17	6
Total current assets		5,912	504
Total assets		5,912	504

LIABILITIES AND EQUITY
Current liabilities
Trade payables		1	93
Other current liabilities	8	245	11
Total current liabilities		246	104
Total liabilities		246	104

Equity attributable to owners
Share capital	9	871	801
Share premium		5,430	—
Foreign currency translation reserve		200	(12)
Accumulated deficit		(835)	(389)
Total equity		5,666	400
Total liabilities and equity		5,912	504
The accompanying notes to the financial statements are an integral part of these financial statements.

GH RESEARCH IRELAND LIMITED
Statement of changes in equity
	Attributable to owners
	Share capital $’000	Share premium $’000	Foreign currency translation reserve $’000	Accumulated deficit $’000	Total $’000
	Note 9
At January 1, 2019	801	—	—	(79)	722
Loss for the year	—	—	—	(310)	(310)
Translation adjustment	—	—	(12)	—	(12)
Total comprehensive loss for the year	—	—	(12)	(310)	(322)
At December 31, 2019	801	—	(12)	(389)	400
At January 1, 2020	801	—	(12)	(389)	400
Loss for the year	—	—	—	(446)	(446)
Translation adjustment	—	—	212	—	212
Total comprehensive loss for the year	—	—	212	(446)	(234)
Issue of share capital	70	5,430	—	—	5,500
Total transactions with owners	70	5,430	—	—	5,500
At December 31, 2020	871	5,430	200	(835)	5,666
The accompanying notes to the financial statements are an integral part of these financial statements.

GH RESEARCH IRELAND LIMITED
Statement of cash flows
	Year ended December 31,
	Note	2020 $’000	2019 $’000
Cash flows from operating activities
Loss for the year		(446)	(310)
Movement in working capital		116	21
Cash flows used in operating activities		(330)	(289)

Cash flows from financing activities
Proceeds from capital contributions	9	5,500	797

Net increase in cash		5,170	508
Cash at the beginning of the year		498	—
Impact of foreign exchange on cash		227	(10)
Cash at the end of the year		5,895	498
The accompanying notes to the financial statements are an integral part of these financial statements.

GH RESEARCH IRELAND LIMITED
NOTES TO THE FINANCIAL STATEMENTS
1.	Corporate information
GH Research Ireland Limited (the “Company” or “GH Research”), formerly known as GH Research Limited, was incorporated on October 16, 2018 under the laws of Ireland with an authorized share capital of €1,000,000 divided into 100,000,000 shares of €0.01 each. The registered office of the Company is located at 28 Baggot Street Lower, Dublin 2, Ireland. The Company neither controls nor exercises significant influence over any other entities.
We are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Our initial focus is on developing our novel and proprietary 5-MeO-DMT therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Our portfolio currently includes GH001, our proprietary inhalable 5-MeO-DMT product candidate, GH001 and GH002, our proprietary injectable 5-MeO-DMT product candidate.
These financial statements were presented to the board of directors and approved by them on April 9th, 2021.
2.	Basis of preparation, significant judgments, and accounting policies
The basis of preparation, significant judgments and principal accounting policies applied in the preparation of these financial statements are set out below. These elements have been consistently applied to all the years presented. Only those accounting policies relevant to the transactions, balances and activities during the periods presented are disclosed. In particular, policies related to revenue recognition, consolidation and employee benefits (other than salary) are, at the balance sheet date, not applicable to the Company’s activities.
Basis of preparation
 Compliance with International Financial Reporting Standards
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The functional currency of the Company is the euro. The financial statements are presented in U.S. dollar rounded to the nearest thousand which is the Company’s presentation currency.
 Historical cost convention
The financial statements have been prepared under the historical cost convention.
 Standards adopted by the Company
The Company has adopted all the financial reporting standards enacted at the balance sheet date. There are no standards issued but not yet adopted by the Company, which will have an impact on the financial statements.
 Going concern basis
GH Research is a clinical-stage biopharmaceutical company developing innovative therapeutics. The Company is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. Research and development expenses have been incurred from the start of the Company's activities, generating negative cash flows from operating activities since formation.
Since its incorporation, the Company has funded its growth through capital increases. The Company has never taken bank loans nor otherwise incurred debt on its balance sheet. As a result, the Company is not exposed to liquidity risk through requests for early repayment of loans.

GH RESEARCH IRELAND LIMITED
NOTES TO THE FINANCIAL STATEMENTS(continued)
In 2019, the Company received net cash proceeds of $797 thousand from the issuance of ordinary shares.
In 2020, the Company received net cash proceeds of $5.5 million from the issuance of Series A preferred shares.
In April 2021, the Company issued Series B preferred shares. Gross proceeds from the issuance of the shares are $125.2 million (refer to note 13).
The board of directors believes that the Company has sufficient financial resources available to cover its planned cash outflows for the next twelve months from the date of issuance of these financial statements. Thus, the Company has concluded that there is no substantial doubt about its ability to continue as a going concern and has prepared the financial statements under the going concern assumption.
Significant estimates and judgments
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimate, assumption and judgment that has a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year is addressed relative to the carrying value of tax operating losses and is described below.
 Deferred tax balances and the valuation of tax operating losses
During the period from incorporation to December 31, 2020, the Company has incurred tax losses, which are a potential benefit in the event that the Company reports a taxable profit in the future. In preparing these financial statements, the Company has assessed that the likelihood of a taxable profit is currently not sufficiently certain for these potential benefits to be recognized as a deferred tax asset. This assessment is based on the status of the research into the Company’s principal investigational product and the significant challenges that remain before operating profits can be assured (refer to note 7 “Deferred income taxes”).
Accounting policies
Foreign currency translation
 Functional and presentation currency
Items included in the financial statement of the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”) which is the euro. These financial statements are presented in U.S. dollars (“USD” or “Dollars”), which is the Company’s presentation currency.
 Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
Share capital issuances are translated into U.S. dollars at the exchange rate prevailing when the contractual commitment is made. Foreign currency differences can arise on translation where the cash inflows are received in a different period to the contractual commitment.
Cash
Cash represents cash held on bank current accounts and is carried at amortized cost.

GH RESEARCH IRELAND LIMITED
NOTES TO THE FINANCIAL STATEMENTS(continued)
Trade payables and other current liabilities
Trade payables and other current liabilities are recognized initially at fair value and subsequently measured at amortized cost.
Fair value estimation
At December 31, 2020, the carrying amount is considered to be identical to the fair value for the following financial assets and liabilities:
■	Cash
■	Other current assets
■	Trade payables and other current liabilities
In 2020, there were no significant changes in the business or economic circumstances that affect the fair value of the Company’s financial assets and financial liabilities.
Share capital and share premium
 Share capital
The Company has issued two different classes of shares, all of which are classified as equity (see note 9 “Share capital”).
 Share premium
Amounts of contribution in excess of par value are accounted for as share premium. Share premium also arises from additional capital contributions from shareholders. Incremental costs directly attributable to equity transactions such as the issue of new capital shares are shown in equity as a deduction, net of tax, from the proceeds within share premium. Transaction costs that relate to equity and non-equity transactions are allocated to those transactions using a basis of allocation that is rational and consistent with similar transactions.
Leases and right-of-use assets
The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease. Currently all of the Company’s lease arrangements comply with the criteria for exception.
Research and development costs
Research and development costs consist of expenses incurred in performing research and development activities, including external costs of outside vendors engaged to manufacture clinical trial materials and conduct clinical development activities.
Research expenditure is recognized as an expense in the year in which it is incurred. Internal development expenditure is capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the income statement. Where, however, recognition criteria are met, internal development expenditure is capitalized and amortized on a straight-line basis over its useful economic life.
General and administrative expenses
General and administrative expenses relate to the administration of the Company including salaries and related expenses, legal and accounting fees.

GH RESEARCH IRELAND LIMITED
NOTES TO THE FINANCIAL STATEMENTS(continued)
Current and deferred income tax
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the related tax is recognized in other comprehensive income or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date where the Company generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized. Deferred income tax assets from tax credit carry-forwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable.
Segment reporting
The Company is managed and operated as one business. A single management team that reports to the Chairman of the board of directors comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operational and reportable segment.
Loss per share
Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the year.
3.	Financial risk management
Financial risk factors
The board of directors currently reviews the Company cash forecast and liquidity requirements. It considers that other financial risks are currently inconsequential to the Company’s activities and outlook. More sophisticated tools for financial risk management will be implemented once such risks are deemed consequential.
 Foreign exchange risk
The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to pounds sterling. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:
■	forecast expenses denominated in a currency other than the entity’s functional currency; and
■	recognized assets and liabilities denominated in a currency other than the entity’s functional currency.
Management believes that foreign exchange risk is minimal, as the Company currently maintains its cash balance in euro and its expenses are mainly incurred in euro. The Company currently has no revenue generating activities.

GH RESEARCH IRELAND LIMITED
NOTES TO THE FINANCIAL STATEMENTS(continued)
 Credit risk
The Company is not currently exposed to significant credit risk except on its cash balances. The Company’s cash balance is maintained with well established, highly rated financial institutions. As of December 31, 2020, the cash balance is held at one bank that has S&P’s credit rating of BBB+. The Company does not invest in equity instruments or derivatives.
 Liquidity risk
Liquidity risk is the risk that the Company may not be able to generate sufficient cash resources to settle its obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by the Company’s management.
Funding and liquidity risks are reviewed regularly by the board of directors and management. The Company funds its capital requirements through capital raising.
Capital management
The Company considers equity as equivalent to the IFRS equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company). The Company has no interest-bearing debt.
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide returns to its shareholders through advancing our investigational pharmaceutical product candidates towards regulatory approval.
4.	Employee expenses
	Year ended December 31,
	2020	2019
	$’000	$’000
Salary and related expenses	5	0
5.	Leases
During 2020, the Company incurred lease expenses for short-term leases as follows:
	Year ended December 31,
	2020	2019
	$’000	$’000
Lease expenses for short-term leases	5	0
6.	Income tax
The Company’s expected tax charge/(credit) for each year is based on the applicable tax rate in Ireland and reconciles to the actual tax charge/(credit) as follows:
	Year ended December 31,
	2020	2019
	$’000	$’000
Loss before tax	446	310
Tax credit calculated at the domestic tax rate 12.5%	(56)	(39)
Tax effects of:
Tax losses for which no deferred tax asset was recognized	56	39
Tax charge/(credit)	0	0

GH RESEARCH IRELAND LIMITED
NOTES TO THE FINANCIAL STATEMENTS(continued)
7.	Deferred income taxes
At December 31, 2020, the Company had unused net operating losses of $835 thousand (2019: $389 thousand). In order to utilize unused tax losses, the Company would need to be regarded as carrying on a trade for Irish corporate tax purposes. Once regarded as carrying on a trade and subject to other conditions being met, the unused tax losses can be carried forward indefinitely against future trading income. On this basis, the Company has decided not to recognize any deferred tax assets at December 31, 2020 or 2019.
8.	Other current liabilities
Other current liabilities represent amounts accrued for the provision of manufacturing, research and consulting services.
9.	Share capital
Issued shares:	Ordinary shares (par value €0.01)	Series A Preferred shares (par value €0.01)	Total shares	Total ($’000)
At January 1, 2019	70,000,000	—	70,000,000	801
Issuance of share capital	—	—	—	—
At December 31, 2019	70,000,000	—	70,000,000	801
Issuance of share capital	—	5,923,079	5,923,079	70
At December 31, 2020	70,000,000	5,923,079	75,923,079	871
In 2018, the Company issued 70,000,000 ordinary shares for which a receivable was recognized and the related cash flow occurred in 2019.
On November 2, 2020, the Company increased its share capital through the issuance of 5,384,617 Series A preferred shares at a par value of €0.01 resulting in proceeds of $5 million. On December 22, 2020, a further increase of share capital was completed through the issuance of 538,462 Series A preferred shares resulting in proceeds of $500 thousand. The Series A preferred shares benefit from a non-participating liquidation preference to a value of 1x multiple of invested capital. The holders of Series A preferred shares are entitled to receive dividends in proportion to the nominal value of their shareholding if dividends are paid to the holder of ordinary shares. Each Series A preferred share has one vote.
Dividend
At the next ordinary Annual General Meeting, the board of directors will not propose any dividend in respect of fiscal year 2020 (2019: nil).
10.	Contingent liabilities and commitments
The Company has no contingent liabilities or material unavoidable commitments at the balance sheet date.
11.	Related party disclosures
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

GH RESEARCH IRELAND LIMITED
NOTES TO THE FINANCIAL STATEMENTS(continued)
The following individuals and entities have been considered to be related parties as a result of the equity holding in the company:
Florian Schönharting
Theis Terwey
BVF Partners and affiliated companies

In addition, the following parties are also considered to be related parties:

All other members of the board of directors
GH Research OÜ (now liquidated)
Other than the issuance of share capital, there have been no transactions with related parties in 2020 or 2019.
 Key Management Compensation
Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Company. Key management is comprised of executive officers and the board of directors who served during the reporting period.
	Year ended December 31,
	2020	2019
	$’000	$’000
Salary and related expenses	5	0
12.	Loss per share
The Company’s shares comprise two classes of shares, ordinary and Series A preferred. The net loss is allocated to each class pro rata to its weighted average number of shares in issue during the period. The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period as follows:
	Ordinary shares	Series A Preferred shares
Year ended December 31, 2020
Net loss attributable to shareholders (in $‘000)	(440)	(6)
Weighted average number of shares in issue	70,000,000	898,420
Basic and diluted loss per share (in USD)	(0.006)	(0.006)

Year ended December 31, 2019
Net loss attributable to shareholders (in $‘000)	(310)	—
Weighted average number of shares in issue	70,000,000	—
Basic and diluted loss per share (in USD)	(0.004)	—
13.	Events after the reporting date
On March 29, 2021, GH Research Limited was re-registered as GH Research Ireland Limited.
On April 8, 2021, the Company issued 25,379,047 Series B preferred shares at a par value of €0.01. Gross proceeds from the issuance of the shares are $125.2 million. The Series B preferred shares benefit from a non-participating liquidation preference to a value of 1x multiple of invested capital, the same as the Series A non-participating liquidation preference. The holders of Series B preferred shares are entitled to receive dividends in proportion to the nominal value of their shareholding if dividends are paid to the holders of ordinary shares and Series A preferred shares. Each Series B preferred share has one vote.

Ordinary Shares
GH Research PLC
PRELIMINARY PROSPECTUS

   , 2021
Cowen
Stifel
Through and including    , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.	Indemnification of Directors and Officers.
To the fullest extent permitted by Irish law, our Constitution (which is substantially in the form attached as Exhibit 3.2 to this registration statement) will confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Act, which prescribes that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Act will be void under Irish law, whether contained in its Constitution or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors or other persons who would not be considered “officers” within the meaning of that term under the Irish Companies Act.
Our Constitution will also contain indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.
We plan to purchase directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents, which is permitted under our Constitution and the Irish Companies Act.
We and certain of our subsidiaries intend to enter into agreements to indemnify our directors to the maximum extent allowed under applicable law.
Item 7.	Recent Sales of Unregistered Securities.
During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act.
Name or Class of Purchasers	Date of Sale or Issuance	Title of Securities	Number of Securities	Consideration (in millions of $)
Various private equity investment funds, institutional investors, directors and officers	April 8, 2021	Series B preferred shares	25,379,047	125.2
Entities affiliated with BVF, directors, officers and private investors	November 2, 2020 December 22, 2020	Series A preferred shares	5,923,079	5.5
Entities affiliated with BVF, directors, officers and private investors	October 16, 2018 December 20, 2018	Ordinary Shares	70,000,000	0.8

The offers, sales and issuances of the securities described in the preceding table were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

Item 8.	Exhibits and Financial Statement Schedules
 Exhibits
The exhibits to the registration statement are listed in the exhibit index attached hereto and are incorporated by reference herein.
 Financial Statement Schedules
None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the financial statements and related notes.
Item 9.	Undertakings
(a)
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
1.1*	Form of Underwriting Agreement.
3.1*	Constitution of GH Research PLC, as currently in effect.
3.2*	Form of Constitution of GH Research PLC (to be adopted immediately prior to the completion of this offering).
5.1*	Opinion of Dentons Ireland.
10.1*	Form of Indemnification Agreement.
10.2*	Form of Registration Rights Agreement between the registrant and the shareholders listed therein.
21.1*	Subsidiaries of GH Research PLC.
23.1*	Consent of independent registered public accounting firm.
23.2*	Consent of Dentons Ireland (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to this registration statement).
*	To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the    day of    , 2021.
GH RESEARCH PLC

By:
	Name:	Theis Terwey
	Title:	Chief Executive Officer
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints     and     , and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

	Chief Executive Officer (Principal Executive Officer)	, 2021
Theis Terwey

	Finance Director (Principal Financial Officer and Principal Accounting Officer)	, 2021
Julie Ryan

	Managing Director, Ireland	, 2021
Magnus Halle

	Director	, 2021
Florian Schönharting

	Director	, 2021
Spike Loy

	Director	, 2021
Michael Forer

	Authorized representative in the United States	, 2021

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